Exhibit 2.1

PURCHASE AND SALE AGREEMENT
by and among
MARATHON PETROLEUM CORPORATION,
THE ENTITIES SET FORTH ON SCHEDULE I HERETO
AND
7-ELEVEN, INC.
_______________________
Dated as of August 2, 2020

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Section 9.19	No Other Representations	128
EXHIBITS
Exhibit A    Form of Assignment Agreement
Exhibit B-1    Form of Fuel Supply Agreement
Exhibit B-2    Incremental Fuel Supply Agreement Term Sheet
Exhibit C    Calculation of Net Working Capital
Exhibit D    R&W Insurance Policy

Schedule I    Sellers

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PURCHASE AND SALE AGREEMENT
THIS PURCHASE AND SALE AGREEMENT is made and entered into and effective as of August 2, 2020 (the “Signing Date”), by and among the undersigned entities set forth on Schedule I hereto (“Sellers”), Marathon Petroleum Corporation, a Delaware corporation (“Seller Parent”), and 7-Eleven, Inc., a Texas corporation (“Buyer”).
RECITALS
WHEREAS, Sellers and certain of their respective Subsidiaries are engaged in, among other things, the Business;
WHEREAS, Sellers, in accordance with the terms hereof, intend to transfer to the entities set forth on Section 1.1(AC) of the Seller Disclosure Schedule (the “Acquired Companies”), and to entities that are, or immediately prior to the Closing will become, Subsidiaries of the Acquired Companies, the assets and liabilities of the Business not already held by the Acquired Companies;
WHEREAS, upon the terms and subject to the conditions of this Agreement, Sellers shall sell, assign, transfer, convey and deliver to Buyer, or cause to be sold, assigned, transferred, conveyed and delivered to Buyer, and Buyer shall purchase and acquire from Sellers, all rights, title and interests in and to the Equity Interests in the Acquired Companies, which shall constitute 100% of the Equity Interest in each Acquired Company (the “Acquired Company Interests”); and
WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of Sellers to enter into this Agreement, Seven & i Holdings Co., Ltd., a company incorporated under the laws of Japan (“Buyer Parent”) has concurrently delivered a duly executed guarantee (the “Buyer Parent Guarantee”) in favor of Sellers pursuant to which Buyer Parent is guaranteeing the payment of the Buyer Parent Guarantee Amount by Buyer under this Agreement, as specified and subject to the terms and conditions in the Buyer Parent Guarantee.
NOW, THEREFORE, in consideration of the foregoing, the representations, warranties, covenants and agreements set forth in this Agreement, and other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
ARTICLE I
DEFINITIONS
Section 1.1    Definitions. Capitalized terms used in this Agreement shall have the meanings set forth in this Agreement. In addition, for purposes of this Agreement, the following terms, when used in this Agreement, shall have the meanings assigned to them in this Section 1.1.

“Acquired Assets” means, other than the Assets set forth on Section 1.1(EU) of the Seller Disclosure Schedule and the Excluded Assets, (x) with respect to all of the Acquired Entities, all of the Assets of such Acquired Entities, and (y) all of the Assets of Seller Parent, Sellers and their respective Subsidiaries that are primarily used or primarily held for use in connection with the Business or located, primarily used or primarily held for use at any Retail Site, in each case as of immediately prior to the Effective Time, including the following:
(a)    all Assigned Contracts, including the Business CBAs;
(b)    all Inventory;
(c)    all Business Permits to the extent the transfer of such Permits in connection with the Separation Activities or the Sale is permissible under applicable Law;
(d)    all Business Real Property;
(e)    all equipment, fixtures, furniture, furnishings, physical facilities, machinery, inventory, spare parts, supplies, tools and other tangible personal property, including all Equipment, Fuel Equipment and Improvements, in each case, located at the Business Real Property;
(f)    all Business IT Assets;
(g)    (i) such portion of the books and records of Sellers and their respective Subsidiaries (or copies thereof) to the extent they relate to the Business or the Acquired Assets, including lists of customers and suppliers of the Business and corporate records relating thereto, (ii) to the extent permitted by applicable Law, copies of any personnel records of Sellers and their respective Subsidiaries to the extent pertaining exclusively to the Transferred Employees, and (iii) such portions of any file to the extent relating to any Action the Liability with respect to which is included in Assumed Liabilities, in each case excluding any Tax Returns or other information, documents or materials relating to Taxes, the Retained Liabilities or Excluded Assets;
(h)    all Business Intellectual Property;
(i)    all advertising materials and all other printed or written marketing materials, in each case exclusively related to the Business;
(j)    all Actions or defenses to the extent related to the Business, any Acquired Assets or any Assumed Liability (in each case, other than any Retained Claim);
(k)    all receivables, credits, prepaid expenses, deferred charges, advance payments, security deposits, advanced or deferred revenue payments from vendors, prepaid items and duties to the extent related to any Acquired Asset or Assumed Liability;
(l)    the Equity Interests of the Acquired Entities;
(m)    the Equity Interests held by Sellers in the Business Joint Ventures;

(n)    all (i) rights in connection with and assets (if any) of Acquired Entity Plans and (ii) assets (if any) with respect to Liabilities under a Seller Plan that is funded, which Liabilities relate to the Business Employees or the Former Business Employees and are assumed by Buyer pursuant to Section 5.2;
(o)    all petty cash located on the Business Real Property as of immediately prior to the Effective Time and all Cash Amounts and Restricted Cash of any Acquired Entity as of immediately prior to the Effective Time;
(p)    the Acquired Entity Shared Assets; and
(q)    the Assets set forth on Section 1.1(AA) of the Seller Disclosure Schedule.
Sellers and Buyer acknowledge and agree that a single Asset may fall within more than one of clauses (a) through (q) above; such fact does not imply that (i) such Asset shall be transferred more than once or (ii) any duplication of such Asset is required.
“Acquired Entities” means all of the entities set forth on Section 1.1(AE) of the Seller Disclosure Schedule.
“Acquired Entity Plan” means (i) each Benefit Plan that is maintained, sponsored or entered into solely by any Acquired Entity (other than the Speedway Retirement Plan which for all purposes shall be considered a Seller Plan), (ii) the Protection Program and each Protection Agreement thereunder and (iii) any other Benefit Plan set forth on Section 1.1(AEP) of the Seller Disclosure Schedule.
“Acquired Entity Shared Assets” means (a) the Acquired Entity Shared Contracts and (b) any Asset owned or leased by any Acquired Entity (for the avoidance of doubt, other than the Excluded Assets) that directly benefits both (i) the Business and (ii) the Excluded Businesses.
“Acquired Entity Shared Contracts” means the Contracts and other commitments, obligations or arrangements entered into prior to the Closing between any Acquired Entity, on the one hand, and one or more third parties, on the other hand, that directly benefit both (a) the Business and (b) the Excluded Businesses; provided that Acquired Entity Shared Contracts shall not include any Seller Shared Contracts.
“Action” means any action, claim, counterclaim, complaint, investigation, mediation, proceeding, petition, audit, suit or arbitration, whether civil or criminal, at law or in equity by or before any Governmental Entity.
“Affiliate” means a Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, a specified Person. A Person shall be deemed to control another Person if such first Person possesses, directly or indirectly, the power to direct, or cause the direction of, the management and policies of such other Person, whether through the ownership of voting securities, by Contract or otherwise.
“Agreement” means this Purchase and Sale Agreement, as the same may be amended or supplemented, together with all exhibits and schedules attached hereto.

“ALTA” means the American Land Title Association.
“Ancillary Agreements” means the Transition Services Agreement, the Fuel Supply Agreements, the Incremental Fuel Supply Agreement and the Transportation Services Agreement, if any.
“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, the HSR Act and all other applicable Laws issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
“Assets” means all properties, assets, rights, claims, Contracts and businesses of every kind, character and description, whether real, personal or mixed, tangible or intangible, whether accrued, contingent or otherwise, and wherever located, including the following: (a) all rights existing under all Contracts, including all funds on deposit, credits, advance payments, prepaid expenses, utility deposits, claims for refunds and rights of offset in respect thereof thereunder; (b) the leasehold interest in all leased real properties and all leasehold improvements and all leased machinery, equipment, fixtures, trade fixtures and furniture; (c) all office supplies, production supplies, computer hardware, spare parts, other miscellaneous supplies and other tangible property of any kind; (d) all inventories of materials, raw materials, supplies and consumables, packaging material and other inventories; (e) all Intellectual Property; (f) all IT Assets; (g) all claims, causes of action, rights of recovery, rights of set-off and rights of recourse against third parties of any kind, whether choate or inchoate, known or unknown, contingent or non-contingent; (h) all books, ledgers, files and business records of every kind (other than Tax records); (i) all advertising materials and all other printed or written materials; (j) all goodwill, going concern value and other intangible assets; (k) all Permits; (l) all interests in any capital stock or other equity interests of any other Person, all bonds, notes, debentures or other securities issued by any other Person, all loans, advances or other extensions of credit or capital contributions to any other Person and all other investments in securities of any other Person; (m) all cash or cash equivalents, petty cash, certificates of deposit, banker’s acceptances and other investment securities of any form or maturity and all bank accounts, lock boxes and other deposit arrangements and all brokerage accounts; (n) all telephone and facsimile numbers, post office boxes, telephone and other directory listings, social media accounts and handles and similar property; and (o) rights under any non-disclosure, confidentiality, non-compete, non-solicitation, Intellectual Property or assignment agreements, or similar agreements with current or former employees or agents or with third parties.
“Assigned Contract” means (x) with respect to Seller Parent and its Subsidiaries, any Contract (other than (i) any Contract that constitutes an IT Asset (other than a Business IT Asset), (ii) any Seller Shared Contract, or (iii) any other Contract that is an Excluded Asset) to which any Seller or Acquired Entity is a party or to which any of the Acquired Assets is subject, in each case that primarily relates to or is primarily used or primarily held for use in connection with the Business, and (y) with respect to the Acquired Entities, all of the Contracts of such Acquired Entities other than the Seller Shared Contracts and the Assets set forth on Section 1.1(EU) of the Seller Disclosure Schedule.

“Assignment Agreement” means an assignment of interests evidencing the assignment and transfer to Buyer of the Acquired Company Interests in the form of Exhibit A.
“Assumed Liabilities” means the following, in each case excluding the Retained Liabilities:
(a)    with respect to each Acquired Entity other than the Newco Entity, all Liabilities of such Acquired Entity;
(b)    with respect to the Newco Entity, all Retail Business Liabilities of the Newco Entity;
(c)    all Liabilities to the extent relating to the ownership or operation of the Business; and
(d)    with respect to Seller Parent, each Seller and each of the Retained Subsidiaries, no Liabilities except as set forth on Section 1.1(AL) of the Seller Disclosure Schedule.
“Audited Financial Statements” means, collectively, (a) the audited combined balance sheets of the Business as of December 31, 2019 and December 31, 2018, and (b) the related audited combined statements of income and combined statements of cash flows of the Business for each of the years ended December 31, 2019, December 31, 2018, and December 31, 2017.
“Balance Sheet” means the most recent consolidated balance sheet of the Business included in the Financial Statements.
“Balance Sheet Date” means December 31, 2019.
“Base Price” means twenty-one billion dollars and no cents ($21,000,000,000).
“Basis Adjustment Amount” means the Stock Basis with respect to the Stock Purchase Subsidiaries minus the Asset Basis with respect to the Stock Purchase Subsidiaries, which amount shall not be less than zero ($0.00).
“Benefit Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA but regardless of whether such plan is subject to ERISA) and each other compensation, pension, retirement, profit sharing, 401(k), severance, health and welfare, disability, deferred compensation, employment, change-in-control, retention, severance, fringe benefit, commission, bonus, cash, equity or equity-based incentive or other benefit plan program, agreement, policy, practice or other arrangement, (i) that is maintained, administered, sponsored, participated in, contributed to or entered into by any Seller or any of their respective Affiliates for the benefit of any Business Employee or Former Business Employee or (ii) with respect to which the Acquired Companies or Acquired Entities could have any Liability (contingent or otherwise), excluding any plan that is sponsored, maintained or administered by any Governmental Entity or any Multiemployer Plan.

“Business” means, subject to the following sentence, the business as conducted by Seller Parent and any of its Subsidiaries through Assets held by Seller Parent and/or such Subsidiaries (including, for the avoidance of doubt, the business and Assets of Speedway), of owning and operating convenience stores, including the sale of retail transportation fuel and convenience store offerings, such as fresh food, immediate consumption food and beverage products, tobacco products and alcoholic beverages, which business constitutes, except as set forth on Section 1.1(EB)(i) of the Seller Disclosure Schedule, the Retail reportable operating segment of Seller Parent and its Subsidiaries (as reflected in the section entitled “Business” in the Draft Registration Statement on Form 10-12B, confidentially submitted by Speedway Inc. to the SEC on June 11, 2020, in the Audited Financial Statements and in the segment financial reporting contained in Seller Parent’s Annual Report on Form 10‑K for the fiscal year ended December 31, 2019 and Seller Parent’s Quarterly Reports on Form 10‑Q for the fiscal quarters ended March 31, 2020 and June 30, 2020). Sellers and Buyer agree that the “Business” shall include only the business described in the immediately prior sentence (and not any other businesses, operations or activities of Seller Parent or any of its other Subsidiaries, including the business, operations and activities of Seller Parent and its other Subsidiaries set forth on Section 1.1(EB)(ii) of the Seller Disclosure Schedule or as conducted through or reflected in Seller Parent’s financial reporting segments other than its Retail reportable operating segment, which as of the Signing Date consists of Seller Parent’s Refining & Marketing and Midstream reportable operating segments (such excluded businesses, operations or activities, collectively, the “Excluded Businesses”)).
“Business Day” means any day other than a Saturday, a Sunday or a day on which banks are required to be closed in New York, New York.
“Business Employees” means each employee of Sellers or their respective Affiliates (including the Acquired Entities) who primarily devotes his or her business time to the Business, as determined by Sellers in their reasonable discretion, whether active or on Leave; provided that “Business Employees” will not include (i) any of the individuals listed on Section 1.1(BE)(i) of the Seller Disclosure Schedule or (ii) any employee on temporary assignment from any Seller or an Affiliate thereof (other than an Acquired Entity) to the Business, which consists of the individuals listed on Section 1.1(BE)(ii) of the Seller Disclosure Schedule. With respect to each Business Employee who is not primarily employed in a convenience store as of July 1, 2020, Section 1.1(BE)(iii) of the Seller Disclosure Schedule sets forth each such employee’s unique identification number, position, grade level, accredited service date, salary or hourly wage rate, employment status, organizational unit and exempt/non-exempt status. If requested by Buyer within twenty (20) Business Days following the Signing Date, Sellers shall provide an updated version of Section 1.1(BE)(iii) of the Seller Disclosure Schedule, as of the date of this Agreement, within twenty (20) Business Days following such request.
“Business Intellectual Property” means the Intellectual Property owned or licensed from third parties (other than nonexclusive commercially available licenses), in each case, (x) by Seller Parent or any of its respective Subsidiaries exclusively used or held for use in the Business or (y) by any Acquired Entity.
“Business IT Assets” means (x) the IT Assets owned or licensed from third parties by Seller Parent or any of its respective Subsidiaries that are exclusively used or exclusively held for use in connection with the Business and (y) with respect to the Acquired Entities, all of the IT Assets of such Acquired Entities other than the Assets set forth on Section 1.1(EU) of the Seller Disclosure Schedule.
“Business Joint Ventures” means the Persons set forth on Section 1.1(JV) of the Seller Disclosure Schedule.
“Business Permits” means with respect to Seller Parent and its Subsidiaries, all Permits (including Environmental Permits) that are required under applicable Law to permit the Acquired Entities to own and operate the Business and the Acquired Assets in each applicable jurisdiction as owned and operated by Sellers and their Subsidiaries.
“Business Real Property” means, collectively, the Owned Real Property and the Leased Real Property.
“Buyer Disclosure Schedule” means the disclosure letter of the Buyer referred to in, and delivered to Sellers pursuant to, this Agreement.
“Buyer Parent Guarantee Amount” means an amount equal to the Initial Purchase Price.
“Cash Amounts” means, of any Person and as of any time, all cash and cash equivalents, bank and other depositary accounts and safe deposit boxes, demand accounts, certificates of deposit, time deposits, checks, negotiable instruments, marketable securities and securities and brokerage accounts, in each case of such Person as of such time, such amounts calculated in a manner consistent with the Transaction Accounting Principles, and in each case excluding Restricted Cash.
“Casualty Loss Amount” means, with respect to a Casualty Event, the estimated cost to repair or restore the Damaged Retail Site in accordance with Section 2.5(e). The Casualty Loss Amount in respect of any Damaged Retail Site shall be determined upon the mutual agreement of Sellers and Buyer in good faith. In the event Sellers and Buyer cannot agree on the Casualty Loss Amount in respect of any Damaged Retail Site, the Casualty Loss Amount shall be determined by an independent contractor mutually acceptable to Sellers and Buyer and the expense of such independent contractor shall be borne by Sellers.
“Code” means the Internal Revenue Code of 1986, as amended.
“Combined Tax Return” means any combined, consolidated or unitary Tax Return that includes Sellers or any of their Affiliates (other than the Acquired Entities), on the one hand, and any of the Acquired Entities, on the other hand.
“Confidentiality Agreement” means the confidentiality agreement between Seller Parent and Buyer, dated as of December 23, 2019.
“Contract” means any contract, agreement, commitment, franchise, indenture, lease, purchase order or license, other than any Permit or Benefit Plan, that is legally binding.

“Copyrights” means all copyrights (including all registrations and applications to register the same, and all unregistered copyrights).
“Covered Transaction Expenses” means documented out-of-pocket fees and expenses actually and reasonably incurred by Sellers and their Affiliates pursuant to (a) Section 5.24, (b) Section 5.25 and (c) Section 5.16(b).
“Debt Financing Source” means any Person that commits to provide or arrange or otherwise enters into agreements in connection with the Debt Financing or other financings in connection with the transactions contemplated hereby and the parties to any commitment letters, engagement letters, joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates, and their and their respective Affiliates’ officers, directors, employees, members, managers, advisors, agents and other representatives and their respective successors and assigns.
“Encumbrance” means any lien, license, encumbrance, encroachment, servitude, burden, charge, security interest, pledge, mortgage, deed of trust, hypothecation, conditional sale or restriction on transfer of title. For the avoidance of doubt, “Encumbrance” shall not be deemed to include any license (including any sublicense) of Intellectual Property or IT Assets entered into in the Ordinary Course of Business.
“Environmental Insurance Policy” means that certain claims-made, transaction-based pollution legal liability policy, including all appendices thereto, contemplated to be issued at the Closing in connection with this Agreement, in a form reasonably acceptable to Buyer, subject to any additional exclusions identified as of the binding of such policy, with a minimum liability limit of at least $200,000,000.
“Environmental Law” means any Law promulgated on or prior to the Closing Date or any common law principle relating to public health and safety, worker/occupational health and safety (due to exposure to Hazardous Materials), pollution or protection of the environment or natural resources (including all those relating to the presence, use, manufacturing, refining, production, generation, handling, transportation, treatment, recycling, storage, disposal, distribution, importing, labeling, testing, discharge, Release, threatened Release, investigation, control or cleanup of any Hazardous Material).
“Environmental Permits” means all Permits required to be obtained pursuant to Environmental Laws for the ownership or operation of the Business as currently conducted, including applications for renewal of such Permits where the application allows for continued ownership or operation under the terms of the environmental Permit or the expired Permit.
“Equipment” means all equipment (including any car wash equipment), machines, point-of-sale systems, materials and furniture (but excluding the Fuel Equipment), whether owned or leased, (a) with respect to Seller Parent and its Subsidiaries (other than the Acquired Entities), primarily used or primarily held for use in connection with the Business or used or held for use at any Business Real Property, (b) with respect to Tesoro South Coast Company, to the extent used or held for use in connection with the Business or used or held for use at any Business Real Property or (c) owned, leased, used or held for use by an Acquired Entity (other than Tesoro South Coast Company).
“Equity Interests” means: (a) the shares of capital stock of a corporation; (b) the general or limited partnership interests of any partnership; (c) the membership or other ownership interest of any limited liability company; (d) the equity securities or other ownership interests of any kind of any other legal entity; or (e) any option, warrant or other right to convert into or otherwise receive any of the foregoing or any other Contract or obligation pursuant to which such Person is or may become obligated to issue, sell or return any of the foregoing, in any such case of any of clauses (a) through (e) of this definition, whether owned or held beneficially, of record or legally.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the related regulations and published interpretations.
“Estimated Net Working Capital Adjustment” means an amount (positive or negative) equal to the Estimated Net Working Capital minus the Reference Net Working Capital.
“Excess Covered Transaction Expenses” means an amount equal to the Covered Transaction Expenses minus $47,500,000.00; provided, however, if this amount results in a negative number, such amount shall not be less than zero.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“Excluded Assets” means (x) with respect to all of the Acquired Entities, the Assets set forth on Section 1.1(EU) of the Seller Disclosure Schedule, and (y) with respect to Seller Parent and its Subsidiaries that are not Acquired Entities, all of the Assets of such Person other than the Acquired Assets, the Acquired Company Interests and the Equity Interests in the Acquired Entities and Equity Interests held by any Seller in Business Joint Ventures, if any, including, with respect to this subsection (y) only, the following:
(a)    all rights, title and interest to the Equity Interests of all of the Retained Subsidiaries (excluding Equity Interests in the Acquired Entities and Equity Interests held by any Seller in Business Joint Ventures, if any);
(b)    all cash on hand, cash in current accounts (including checking and savings accounts and money market accounts), cash in short term deposit or similar accounts, money orders, certified checks, checks and drafts received from third parties and not yet deposited and cleared, and cash equivalents (including negotiable or other readily marketable securities and short term investments or any short-term indebtedness issued or guaranteed by the government of the United States), in each case excluding all items described in subsection (o) of the definition of “Acquired Assets”;
(c)    all Permits (other than any Business Permits, but including any non-transferrable Seller Business Permits);

(d)    all owned and leased real property and other interests in real property (other than the Business Real Property) and all equipment, fixtures, furniture, furnishings, physical facilities, machinery, inventory, spare parts, supplies, tools and other tangible personal property located thereon (other than the Business Real Property);
(e)    (i) all Tax losses and Tax loss carry forwards or other Tax-related assets, rights to receive refunds of Tax, Tax credits and Tax credit carryforwards with respect to any and all Taxes, including interest thereon, that are not derived from the Business (including any refund, credit or similar item or recovery of or against Excluded Business Taxes), (ii) for Pre-Closing Periods, all Tax losses and Tax loss carry forwards or other Tax-related assets, rights to receive refunds of Tax, Tax credits and Tax credit carryforwards with respect to any and all Taxes, including interest thereon, that are derived from the Business, and (iii) for Straddle Periods, all Tax losses and Tax loss carry forwards or other Tax-related assets, rights to receive refunds of Tax, Tax credits and Tax credit carryforwards with respect to any and all Taxes, including interest thereon as apportioned to Sellers pursuant to Section 5.16(h)(iii);
(f)    all Tax Returns of Sellers or any of their Affiliates and all books and records (including working papers) related thereto;
(g)    all assets (if any) with respect to Liabilities under a Seller Plan, which Liabilities do not relate to Business Employees and/or Former Business Employees and are not otherwise assumed by Buyer pursuant to Section 5.2;
(h)    all Seller Shared Assets;
(i)    all insurance policies and rights thereunder;
(j)    all insurance proceeds which any Seller or any of their respective Affiliates has a right to receive unless such proceeds are reflected in the Financial Statements;
(k)    all raw materials, work-in-progress, finished goods, supplies and other inventories, other than the Inventory;
(l)    all Intellectual Property other than the Business Intellectual Property, including the Excluded Marks;
(m)    all credits, prepaid expenses, deferred charges, advance payments, security deposits, prepaid items and duties to the extent related to any Asset that is not an Acquired Asset;
(n)    all IT Assets other than Business IT Assets;
(o)    all books and records not relating exclusively to the Business or held at any Business Real Property;
(p)    all accounts, notes or loans payable recorded on the books of any Seller or any of their Affiliates for goods or services purchased by the Business from any Seller or any of their Affiliates (other than the Acquired Entities), or provided to the Business by any Seller or any of their Affiliates (other than the Acquired Entities), or advances (cash or otherwise) or any other extensions of credit to the Business from any Seller or any of their Affiliates (other than the Acquired Entities), whether current or non-current, all of which are set forth on Section 1.1(EP) of the Seller Disclosure Schedule;
(q)    all personnel records, other than copies of personnel records (i) pertaining exclusively to the Transferred Employees, (ii) relating to each Transferred Employee’s period of employment with an Acquired Entity, and (iii) that are maintained at the Acquired Entities;
(r)    all Retained Claims;
(s)    all Collective Bargaining Agreements that are not the Business CBAs;
(t)    all Seller Plans, including but not limited to, Multiemployer Plans, that are not an Acquired Entity Plan and are not otherwise assumed pursuant to Section 5.2;
(u)    all rights of Sellers under this Agreement or any Ancillary Agreement and any documents delivered or received in connection herewith or therewith;
(v)    except for those Assets expressly identified as Acquired Assets in clauses (a) through (q) of the definition of “Acquired Assets,” any and all Assets of Seller Parent or any of its Subsidiaries (other than Acquired Entities) not primarily used, or held primarily for use, in the operation of the Business, wherever located, whether tangible or intangible, real, personal or mixed; and
(w)    all assets set forth on Section 1.1(EU) of the Seller Disclosure Schedule.
“Excluded Business Taxes” means any Taxes imposed with respect to the Excluded Assets or the Retained Liabilities.
“Final Net Working Capital Adjustment” means an amount (positive or negative) equal to the Final Net Working Capital minus the Reference Net Working Capital.
“Financial Statements” means the Audited Financial Statements.
“Former Business Employee” means (a) each former employee of an Acquired Entity who separated from employment with such Acquired Entity prior to the Closing, and (b) each former employee of any Seller or any of their Affiliates (other than an Acquired Entity) who separated from employment with any such Seller or Affiliate prior to the Closing and was primarily dedicated to the Business as of immediately prior to his or her separation from employment; and provided further that any Former Business Employee who was employed at grade 15 or above within the period beginning on January 1, 2020 and ending on the Signing Date, is listed on Section 1.1(FBE) of the Seller Disclosure Schedule. If requested by Buyer within twenty (20) Business Days following the Signing Date, Sellers shall provide an updated version of Section 1.1(FBE) of the Seller Disclosure Schedule within twenty (20) Business Days following such request, listing (i) any Former Business Employee who was employed at grade 14 or above within the three (3) year period prior to the Signing Date and (ii) each Former Business Employee for whom there exists any unpaid severance or non-qualified retirement benefit or deferred compensation plan obligation or Liability under any Acquired Entity Plan or workers’ compensation policy, along with a description of each such obligation or Liability.
“Fraud” shall mean an intentional and willful misrepresentation of a representation or warranty by a Person with a specific intent to deceive such that it constitutes actual common law fraud (and not constructive fraud or negligent misrepresentation).
“Fuel Equipment” means all fuel fixtures and equipment, including all petroleum pumps and dispensers, dispenser pans or under-dispenser containers and overfill sumps, vapor recovery equipment, automatic tank gauges, leak detectors, underground and aboveground fuel storage tanks and associated piping, canopies, point of sale systems, electronic price signs, fuel lines, fittings and connections and other related equipment primarily used or primarily held for use in connection with the Business or attached to or affixed to, located at, or used or held for use at any Business Real Property.
“Fuel Supply Agreement” means the Fuel Supply Agreement, to be entered into between Sellers (or their applicable Affiliate(s)) and Buyer at Closing with respect to base volume, in substantially the form of Exhibit B-1.
“GAAP” means United States generally accepted accounting principles, applied consistently throughout the periods involved.
“Governmental Entity” means any United States federal, state, county or city or any supra-national or foreign government, political subdivision, regulatory, self-regulatory, tribal or administrative authority, instrumentality, agency, bureau, board, commission, court, arbitral body or other tribunal of competent jurisdiction.
“Hazardous Materials” means any material, substance or waste which is regulated by, or for which liability or standards of conduct may be imposed under, Environmental Law, including any material, substance or waste defined or regulated in any Environmental Law as a hazardous substance, hazardous waste, hazardous material, solid waste, toxic substance, toxic waste, pollutant or contaminant, and including petroleum or any fraction thereof, petroleum products, natural gas, natural gas liquids, asbestos and asbestos-containing materials, toxic mold, radon, per- or polyfluoroalkyl substances, urea formaldehyde and polychlorinated biphenyls.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“Improvements” means any owned or leased (as the case may be) buildings, gasoline canopies or fixtures (including building foundations and other structural aspects, HVAC, refrigeration equipment, plumbing, sewer lines and roofs), electronic price signs, electric service, fire suppression system, outside signage and lighting, parking areas or lots, sidewalks, ramps and other improvements primarily used or primarily held for use in connection with the Business or attached to or affixed to, located at, or used or held for use at any Business Real Property.
“Income Tax” means any Tax measured by or imposed on net income.

“Indebtedness” means, with respect to any Person, without duplication: (a) indebtedness for borrowed money of such Person (including any unpaid principal, premium, prepayment penalty, breakage cost, termination fee and accrued and unpaid interest); (b) obligations of such Person as lessee under any leases which have been or are required to be capitalized in accordance with GAAP (other than lease obligations which would not have been capitalized under GAAP prior to the implementation of ASC 842), as obligor or guarantor; (c) any obligations of such Person for deferred and unpaid purchase price of property or services (other than trade payables and other obligations incurred in the ordinary course of business), conditional sale or title retention arrangements; (d) any reimbursement obligations of such Person with respect to letters of credit, banker’s acceptances issued for account of any Acquired Entity, to the extent drawn; (e) any Liabilities of such Person under any interest rate swaps, collars, caps, foreign currency exchange agreement or similar hedging agreement (including any breakage cost or termination fee); (f) any off balance sheet financing of such Person, including synthetic leases and project financing; (g) any “earn out” or other similar payment obligations of such Person or that is included in the Assumed Liabilities, (h) all obligations to purchase, redeem, retire, defease or otherwise make any payment in respect of any Equity Interest or other ownership or profit interest of such Person; (i) all obligations in respect to overdrafts; (j) any Liabilities in excess of the Indebtedness Plan Liability Cap with respect to all Indebtedness Plans in the aggregate (provided that Liabilities in respect of Section 1.1(I)(1) of the Seller Disclosure Schedule shall not be counted toward the the Indebtedness Plan Liability Cap); (k) any unpaid Liabilities as of the Closing Date in respect of the benefits described in Section 1.1(I)(1) of the Seller Disclosure Schedule; (l) any payroll Tax obligations that have been deferred pursuant to the Coronavirus Aid, Relief, and Economic Security Act or similar statutory relief that becomes effective following the Signing Date; and (m) any indebtedness referred to in clauses, (a) through (l) of this definition of another Person which is either guaranteed by such Person, or secured by a security interest upon any assets of such Person; provided, that Indebtedness shall not include any intercompany indebtedness owing by one Acquired Entity to another Acquired Entity; provided, further, that the amount of Indebtedness shall be reduced, dollar for dollar, by the Speedway Retirement Plan Sharing Amount (as such term is defined in Section 5.2(e)).
“Indebtedness Plan” means each Benefit Plan set forth on Section 1.1(I) of the Seller Disclosure Schedule.
“Indebtedness Plan Liability Cap” means an amount equal to $50.5 million minus the Speedway Retirement Plan Sharing Amount.
“Intellectual Property” means all Patents, Trademarks, Copyrights and Trade Secrets in any jurisdiction, in each case, to the extent recognized under the Laws of such jurisdiction and, in each case, including such rights that are embodied in software.
“Inventory” means all inventories of convenience store merchandise and all inventories of retail transportation fuel (including gasoline, diesel fuel, kerosene and other petroleum based motor fuels stored in bulk and held for sale to the public) to the extent purchased or ordered by, or on behalf of, any Acquired Entity, exclusively used or exclusively held for use in the Business or located at any Business Real Property.

“IT Assets” means, with respect to any Person, any and all of such Person’s right to any information technology systems, software, hardware, computer systems, databases, data rights, data processing information, communications, telecommunications, interfaces, platforms, servers, peripherals, reference and resource materials relating thereto and any associated Contracts to which such Person is a party (including software license agreements, source code escrow agreements, support and maintenance agreements, electronic database access contracts, website hosting agreements, software or website development agreements, outsourcing agreements, service provider agreements, interconnection agreements and telecommunications agreements).
“Knowledge of Buyer” means the actual knowledge, after reasonable inquiry, of the individuals set forth on Section 1.1(KB) of the Buyer Disclosure Schedule.
“Knowledge of Sellers” means the actual knowledge, after reasonable inquiry, of the individuals set forth on Section 1.1(KS) of the Seller Disclosure Schedule.
“Law” means any law, statute, code, rule, regulation, constitution, treaty, order, injunction, ordinance, judgment, decree or other pronouncement or restriction of any Governmental Entity.
“Leased Real Property” means all real property directly or indirectly leased (x) by Seller Parent or any Subsidiary of Seller Parent as lessee or sublessee that is exclusively used or exclusively held for use in the Business (whether or not further subleased) or (y) by any Acquired Entity.
“Leave” means any type of leave of absence that entitles the employee to reinstatement upon completion of the leave under the applicable leave policies of Sellers or their Affiliates or applicable Law.
“Liabilities” means all direct or indirect debts, liabilities, Taxes, losses, damages, claims, demands, costs, expenses (including reasonable attorneys’ and consultants’ fees and expenses), fines, interests, awards, judgments, penalties, guarantees, assurances, commitments and obligations of any kind, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising (including whether arising out of any Contract, under any Law or Action, or tort based on negligence or strict liability).
“Material Adverse Effect” means any fact, change, circumstance, development, effect, condition, occurrence or event that has, had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, operations, results of operations or condition (financial or otherwise) of the Business, taken as a whole or (ii) the ability of any Seller to perform its obligations under this Agreement or to consummate the transactions contemplated hereby, other than, for purposes of clause (i), any fact, change, circumstance, development, effect, condition, occurrence or event resulting from or arising out of the following matters shall not constitute or contribute to a Material Adverse Effect:
(a)    general economic conditions in the United States;

(b)    the financial, banking, currency or capital markets in general (whether in the United States or any other country or in any international market in which the Business operates or globally), including changes in (i) financial or market conditions, (ii) currency exchange rates or currency fluctuations, (iii) prevailing interest rates or credit markets and (iv) the price of commodities or raw materials;
(c)    the retail fuel or convenience store industry generally;
(d)    local, national or international political or social actions or conditions in jurisdictions where the Business operates, including protests, civil unrest, the engagement by any country in which the Business operates in hostilities, whether commenced before or after the Signing Date, and whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack;
(e)    natural disasters, manmade disasters, epidemics, pandemics or disease outbreaks (including the COVID-19 virus and including actions of Governmental Entities taken in connection with or in response to any such epidemics, pandemics or disease outbreaks);
(f)    changes in Law, GAAP or other applicable accounting standards or interpretations thereof after the Signing Date;
(g)    any failure to meet internal projections, public estimates or expectations with respect to the Business (it being understood that the underlying causes of such failure may be taken into consideration in determining whether a Material Adverse Effect has occurred); or
(h)    the announcement of, or the taking of any action expressly required by, this Agreement and the other agreements contemplated hereby;
provided, however, any fact, change, effect, circumstance, development, condition, occurrence or event resulting from or arising out of clauses (a) through (f) may nonetheless be taken into consideration in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur to the extent such fact, change, effect, circumstance, development, condition, occurrence or event has a materially disproportionate impact on the Business, taken as a whole, as compared to similarly situated businesses in the same industry.
“MSO” means a multi-site operator.
“MTBE” means methyl tertiary butyl ether.
“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA that any Acquired Entity contributes to, or is obligated to contribute to, or with respect to which any of the Acquired Entities could have any Liability (contingent or otherwise).
“Near Term Real Property Lease” means any Real Property Lease (a) with a remaining term, measured as of the Signing Date, of fewer than two (2) years and which contains no renewal options at the discretion of an Acquired Entity or (b) with a remaining term, measured as of the Signing Date, of fewer than one (1) year and which contains one (1) renewal option at the discretion of an Acquired Entity.
“Net Working Capital” means the net of the identified current assets and current liabilities of the Business in accordance with the example attached as Exhibit C hereto and prepared in accordance with GAAP, applied on a basis consistent with the accounting principles, practices, procedures, methodologies and policies that were employed in preparing the Financial Statements (with consistent classifications, judgments, inclusions, exclusions and valuation and estimation methodologies), as modified by the accounting principles set forth on Exhibit C (collectively, the “Transaction Accounting Principles”). For the avoidance of doubt, except as explicitly set forth on Exhibit C hereto, the following items are and shall be excluded from the calculation of Net Working Capital: (a) Indebtedness; (b) Cash Amounts and Restricted Cash; (c) all receivables and payables between an Acquired Entity and another Acquired Entity; (d) all current and deferred assets and liabilities relating to Income Taxes and all deferred assets and deferred liabilities relating to Taxes other than Income Taxes; (e) all amounts outstanding pursuant to intercompany accounts, arrangements, understandings or Contracts to be settled or eliminated at or prior to Closing pursuant to Section 5.11; (f) all legal and environmental liabilities, receivables and payables; (g) all insurance claims; (h) the current portion of capital lease obligations and other long-term debt; (i) all fuel payables; (j) all fuel Inventories; and (k) Excluded Assets and Retained Liabilities. With respect to any calculation of Net Working Capital for the purposes of this Agreement, the same line items included in and excluded from the calculation of Net Working Capital in Exhibit C shall be included and excluded, as applicable.
“Newco Entity” means TRMC Retail LLC.
“Ordinary Course of Business” means, with respect to any Person or business, the ordinary course of business consistent with the applicable Person’s or business’s past custom and practice; provided that, actions taken (or omitted) in response to a condition or conditions arising from the COVID-19 pandemic, including as a result of actions of Governmental Entities taken in connection with the pandemic (the “COVID-19 Conditions”) shall be deemed Ordinary Course of Business, so long as such actions (or omissions) are consistent with such Person’s actions (or omissions) taken prior to the Signing Date in response to COVID-19 Conditions.
“Organizational Documents” means, with respect to a particular Person, (a) if such Person is a corporation, its certificate or articles of incorporation, organization or formation and its by-laws; (b) if such Person is a general partnership, its partnership agreement and any statement of partnership; (c) if such Person is a limited partnership, its certificate of limited partnership and its limited partnership agreement; (d) if such Person is a limited liability company, its certificate or articles of formation or organization and limited liability company or operating agreement; and (e) any amendment to any of the foregoing.
“Owned Real Property” means all real property owned (x) by Seller Parent or any Subsidiary of Seller Parent and exclusively used or exclusively held for use in the operation of the Business or (y) by any Acquired Entity.

“Patents” means issued patents and pending patent applications, including all continuations, divisionals, continuations-in-part and provisionals, and patents issuing on any of the foregoing, and all reissues, reexaminations, substitutions, renewals and extensions of any of the foregoing, issued or filed under the applicable Laws of the United States or any other jurisdiction or under any international convention, including all rights in inventions and improvements thereto (whether or not patentable or reduced to practice).
“Permitted Encumbrance” means: (a) statutory Encumbrances arising by operation of Law with respect to a Liability incurred in the Ordinary Course of Business and which is not due and payable; (b) requirements and restrictions of zoning, licensing, permitting, building and other Laws (provided, however, that the same individually and in the aggregate do not materially interfere with the current operation or use of the Acquired Assets or the Business and specifically excluding any violations of any such Laws, requirements or restrictions); (c) Encumbrances for Taxes (i) that are not due or (ii) that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP; (d) rights to Business Intellectual Property granted in the Ordinary Course of Business; (e) mechanics’, materialmen’s, carriers’, workmen’s, warehousemen’s, repairmen’s, landlords’ or other like Encumbrances and security obligations that are not due and payable; (f) all encroachments, overlaps, overhangs, variations in area or measurement, rights of parties under the Third Party Leases, servitudes or easements (including conservation easements and public trust easements, rights-of-way, road use Contracts, covenants, conditions, restrictions, reservations, licenses, Contracts and other matters of public record) or any other matters not of record, and matters which would be disclosed by an accurate survey or physical inspection of the Business Real Property (provided, however, that the same (x) individually and in the aggregate do not materially interfere with the current and ongoing use, operation or materially detract from the value of the applicable Acquired Asset affected thereby, nor materially interfere with or impair the operation of the Business conducted thereon as currently conducted, and (y) do not, individually or in the aggregate, constitute a breach or violation of any Law that would be, individually or in the aggregate, material to the Business); (g) Encumbrances incurred or deposits made in the Ordinary Course of Business in connection with workers’ compensation, unemployment insurance and other types of social security (other than pursuant to Section 303(k) or 4068 of ERISA or Section 430(k) of the Code) or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, performance and return of money bonds and similar obligations; (h) liens arising under conditional sales Contracts and equipment leases with third parties entered into in the Ordinary Course of Business; (i) restrictions on transfer resulting from securities Laws; (j) Encumbrances approved by Buyer or incurred as a result of any action by Buyer or its Affiliates; (k) zoning, land use, air rights, building, historic preservation, and other similar restrictions applicable to the ownership, use or development of the of the applicable Acquired Asset affected thereby imposed by any Governmental Entity (but specifically excluding any violations of any such Laws, requirements or restrictions that would be, individually or in the aggregate, material to the Business); or (l) encumbrances granted to any lender at the Closing in connection with any financing by Buyer of the transactions contemplated hereby, provided, however, in each case (other than with respect to the foregoing clause (l)), that none of the foregoing shall include Encumbrances securing Indebtedness for borrowed money.
“Person” means an association, a corporation, an individual, a partnership, a limited liability company, a trust or any other entity or organization, including a Governmental Entity.

“Personal Data” means any personally identifiable information concerning individuals (including, as applicable, customers and employees) and/or their personal financial information and any other personal information the collection, use, storage, dissemination, processing or disposal of which is governed by Law.
“Planned Closing Retail Sites” means, as of any measurement date, those Retail Sites included in the Retail Site Closure Plan that have actually been closed on or before such measurement date.
“PMPA” means Title I of the Petroleum Marketing Practices Act, 15 U.S.C. §§ 2801 et seq.
“Post-Closing Period” means any taxable period beginning after the Closing Date.
“Pre-Closing Period” means any taxable period ending on or before the Closing Date.
“Real Property Lease” means any lease, sublease or other similar Contract pursuant to which any Seller or any Subsidiary of any Seller leases or subleases any Leased Real Property.
“Reference Net Working Capital” means, for the calendar month during which the Closing occurs (the “Closing Month”), the net working capital amount for such month set forth on Section 1.1(WC) of the Seller Disclosure Schedule.
“Release” means the release, spill, emission, leaking, pumping, pouring, emptying, escaping, dumping, injection, deposit, disposal, discharge, dispersal, leaching or migrating of any Hazardous Material into the environment, including the abandonment or discarding of barrels, containers and other closed receptacles containing any Hazardous Material.
“Representatives” means, with respect to any Person, such Person’s Affiliates and it and its Affiliates’ respective directors, officers, employees, financing sources, members, managers, owners, partners, accountants, consultants, advisors, attorneys, agents and other representatives.
“Restricted Cash” means cash or cash equivalents that is not freely usable by the Business because of any restrictions or limitations on use or distributions by Law or Contract, including proceeds from an asset disposition that was designated a like-kind exchange under Section 1031 of the Code, which requires the cash to be reinvested in a like kind asset within a specified period of time to avoid adverse tax consequences.
“Retail Business Liabilities” means those Liabilities to the extent arising from or attributable to the ownership or operation of the convenience store or retail fuel operations (other than the Excluded Retail Operations) that have historically been held in or incurred by Tesoro Refining & Marketing Company LLC or Treasure Franchise Co. LLC.
“Retail Site Closure Plan” means the Seller Parent’s plan, as of the date of this Agreement, for the closure of certain Retail Sites as specifically set forth on Section 1.1(SC) of the Seller Disclosure Schedule, which plan shall identify the specific Retail Sites to be closed and the date on which such Retail Sites is expected to be closed.

“Retail Sites” shall mean any retail store sites located on Business Real Property, including all real property and buildings, structures, improvements, fixtures, building systems and equipment located thereon.
“Retained Claim” means any claim, cause of action, defense, right of offset or counterclaim or settlement agreement (in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or non-contingent) to the extent relating to, arising out of or resulting from to the Excluded Assets, Retained Liabilities or the Excluded Businesses.
“Retained Liabilities” means all Liabilities of Seller Parent, Sellers or any of their Affiliates, Subsidiaries, including the Retained Subsidiaries and the Acquired Entities except for those Liabilities set forth on Section 1.1(AL) of the Seller Disclosure Schedule, including the following Liabilities:
(a)    with respect to the Acquired Entities other than the Newco Entity, all Liabilities to the extent not relating to the ownership or operation of the Business;
(b)    with respect to the Newco Entity, all Liabilities to the extent not relating to the ownership or operation of the Retail Business;
(c)    all Indebtedness of (i) Sellers, (ii) the Retained Subsidiaries and (iii) to the extent existing as of immediately prior to the Closing and not included in the calculation of Final Net Working Capital or deducted from the Final Purchase Price as part of the Final Closing Adjustment, the Acquired Entities;
(d)    all Liabilities arising under the Seller Plans, other than any Liabilities under the Seller Plans with respect to or relating to the Business Employees or the Former Business Employees that are assumed by Buyer pursuant to Section 5.2;
(e)    all Liabilities of Sellers or any of their Affiliates or Subsidiaries, including the Retained Subsidiaries, to the extent arising out of or related to any Excluded Assets or any Excluded Business;
(f)    all Liabilities assumed by, retained by or agreed to be performed by Sellers or any of their Subsidiaries pursuant to this Agreement or any Ancillary Agreement;
(g)    all Retained MTBE Liabilities and all Liabilities relating to the remediation matters identified on Section 1.1(RM) of the Seller Disclosure Schedule; and
(h)    all Liabilities set forth on Section 1.1(RL) of the Seller Disclosure Schedule.
“Retained MTBE Liabilities” means all Liabilities arising out of any pending or future state or multi-state litigation concerning product liability claims, failure to warn claims or similar claims related to the development, manufacture, distribution, sale or marketing of MTBE to the extent relating to facts, conditions or circumstances related to the Acquired Assets or the Business and existing on or prior to Closing.

“Retained Subsidiaries” means all of the Subsidiaries of Seller Parent other than the Acquired Entities.
“Sale Process” means all matters relating to the sale or separation of the Business and the review of strategic alternatives with respect to the Business (including the potential spin-off of the Business), and all activities in connection therewith, including matters relating to (a) the solicitation of proposals from and negotiations with third parties in connection with the sale of the Business or Excluded Assets or (b) the drafting, negotiation or interpretation of any of the provisions of this Agreement or the Ancillary Agreements, or the determination of the allocation of any Assets or Liabilities pursuant to the foregoing agreements or the transactions contemplated thereby.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.
“SEC” means the United States Securities and Exchange Commission.
“Section 338(h)(10) Eligible Subsidiaries” means all Acquired Entities treated as corporations for U.S. federal Income Tax purposes.
“Section 338(h)(10) Subsidiaries” means, collectively, each Section 338(h)(10) Eligible Subsidiary with respect to which Buyer elects to make a Section 338(h)(10) Election pursuant to Section 5.16(g)(i).
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Seller Business Permits” means all Permits exclusively related to the Business, or necessary for the operation of the Business, in each case held by any Seller or any Retained Subsidiary as of the Signing Date.
“Seller Disclosure Schedule” means the disclosure letter of Sellers referred to in, and delivered to Buyer pursuant to, this Agreement.
“Seller Guaranties” means any guarantees (including under any Contract, letter of credit, Real Property Lease or Business Permit), surety bonds, covenants, indemnities, letters of credit, undertakings and similar credit assurances (and any collateral, indemnity or other agreements associated therewith) provided by, on behalf of or for the account of any Seller or any Retained Subsidiary exclusively in connection with or exclusively relating to the Business, the Acquired Assets or the Acquired Entities.
“Seller Plans” means each Benefit Plan that is not an Acquired Entity Plan.
“Seller Shared Assets” means (a) the Seller Shared Contracts and (b) any Asset owned or leased by Seller Parent or any of its Subsidiaries (other than the Acquired Entities) (for the avoidance of doubt, other than the Acquired Assets) that directly benefits both (i) the Business and (ii) the Excluded Businesses.

“Seller Shared Contracts” means the Contracts and other commitments, obligations or arrangements entered into prior to the Closing (a) between Seller Parent or any of its Subsidiaries (other than the Acquired Entities), on the one hand, and one or more third parties, on the other hand, and (b) among (i) Seller Parent or any of its Subsidiaries, (ii) one or more Acquired Entity and (iii) one or more third parties, in both cases (a) and (b) that directly benefit both (A) the Business and (B) the Excluded Businesses.
“Solvent” with regard to any Person, means that: (a) the sum of the Assets of such Person, at a fair valuation determined on a going-concern basis, exceeds its Liabilities, including contingent, subordinated, unmatured, unliquidated and disputed Liabilities; (b) such Person has sufficient capital with which to conduct its business; and (c) such Person is able to pay its debts as they come due. For purposes of this definition, “debt” means any Liability on a claim, and “claim” means: (i) a right to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; or (ii) a right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured. With respect to any such contingent Liabilities, such Liabilities shall be computed at the amount which, in light of all the facts and circumstances existing at the time, represents the amount which can reasonably be expected to become an actual or matured Liability.
“Speedway” means Speedway LLC, a Delaware limited liability company and a wholly owned Subsidiary of Seller Parent.
“Subsidiary” of any Person means, on any date, any Person: (a) the accounts of which would be consolidated with and into those of the applicable Person in such Person’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date; or (b) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests or more than 50% of the profits or losses are, as of such date, owned, controlled or held by the applicable Person or one or more subsidiaries of such Person.
“Tax” means any United States federal, state, county, local or non-United States income, alternative minimum, sales and use, excise, franchise, real and personal property, gross receipts, capital stock, transfer, production, business and occupation, disability, employment, payroll, severance or withholding tax or other tax, duty, fee or assessment imposed by any Taxing Authority, including any interest, addition to Tax or penalties related thereto.
“Tax Proceeding” means any claim, audit, action, suit, proceeding, examination, contest, litigation or other Action with or against any Taxing Authority.
“Tax Return” means any return, report, declaration, information return or other document required to be filed with any Taxing Authority with respect to Taxes, including any schedule thereto or amendment thereof.

“Taxing Authority” means any Governmental Entity responsible for the administration or the imposition of any Tax.
“Third Party Leases” means the leases and similar agreements (including all modifications, amendments and supplements thereto) pursuant to which any Seller or any Subsidiary of any Seller is a landlord, sublandlord, lessor or sublessor or otherwise grants to a third party the right to use or occupy any Business Real Property each of which is set forth on Section 1.1(TPL) of the Seller Disclosure Schedule. At the Signing Date, Section 1.1(TPL) shall be as of June 30, 2020, and, within ten (10) Business Days following the Signing Date, Seller Parent shall provide Buyer with an updated version of Section 1.1(TPL) of the Seller Disclosure Schedule as of the Signing Date.
“Trade Secrets” means trade secret rights, including all confidential information regarding non-public discoveries and proprietary know-how.
“Trademarks” means all registered and unregistered trademarks, service marks, trade dress, logos, slogans, trade names and Internet domain names and other indicia of origin and all registrations and applications relating to the foregoing, and all goodwill associated with the foregoing.
“Transfer Taxes” means any sales, use, stock transfer, real property transfer, transfer, goods and services, value-added, stamp, registration, documentary, conveyancing, recording or similar duties or Taxes, together with any interest thereon, and any penalties, fines, costs, fees, additions to Tax or additional amounts with respect thereto.
“Treasury Regulations” means Treasury regulations promulgated under the Code.
“Unaudited Financial Statements” means, collectively, (a) the unaudited balance sheets of the Business as of March 31, 2020 and June 30, 2020 and (b) the unaudited combined statement of income and combined statement of cash flows of the Business for (i) the three months ended March 31, 2020 and (ii) the six months ended June 30, 2020.
“Unclaimed Property” means any property that becomes property of a Governmental Entity under the applicable unclaimed property or abandoned property Law after the expiration of the applicable dormancy period.
“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar state or local Laws regarding the termination or layoff of employees.
Section 1.2    Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Term	Location

Acquired Companies	Recitals
Acquired Company Interests	Recitals
Acquired Entity Deferred Compensation Plans	Section 5.2(g)(ii)
Antitrust Division	Section 5.5(b)

Applicable Severance Plan	Section 5.2(c)(i)
Approval	Section 5.7(c)
Asset Basis	Section 5.16(g)(i)
Bankruptcy and Equity Principles	Section 3.2
Basis Information	Section 5.16(g)(i)
Business CBA	Section 3.19(a)
Business Environmental Reports	Section 5.25
Business Reports	Section 3.11
Buyer	Preamble
Buyer 401(k) Plan	Section 5.2(f)(i)
Buyer Controlled Action	Section 5.19(a)
Buyer Deferred Compensation Plans	Section 5.2(g)(i)
Buyer Employee DCP Participants	Section 5.2(g)(i)
Buyer Indemnified Parties	Section 8.2
Buyer Parent	Recitals
Buyer Parent Guarantee	Recitals
Buyer’s Allocation	Section 5.16(a)(i)
Cap	Section 8.5(a)(i)
Casualty Event	Section 2.5(b)
Casualty Event Notice	Section 2.5(b)
Casualty Loss Adjustment Site	Section 2.5(c)
Chosen Courts	Section 9.1
claim	Section 1.1
Claim Notice	Section 8.4(b)
Closing	Section 2.3(a)
Closing Cash Amounts	Section 2.4(b)
Closing Date	Section 2.3(a)
Closing Indebtedness	Section 2.4(b)
Closing Month	Section 1.1
Closing Net Working Capital	Section 2.4(b)
Closing Section 338(h)(10) Election Amount	Section 2.4(b)
Collective Bargaining Agreement	Section 3.19(a)
Competing Business	Section 5.26(b)(ii)
Condemnation Action	Section 5.28(a)
Confidential Business Information	Section 5.4(b)
Continuation Period	Section 5.2(c)(i)
Corporate Policies	Section 5.13
Covered Parties	Section 5.17
COVID-19 Conditions	Section 1.1
Current Representation	Section 9.17(a)
Cutoff Date	Section 8.1(a)
Damaged Retail Site	Section 2.5(b)
debt	Section 1.1
Debt Financing	Section 5.27(a)
Deemed Section 338(h)(10) Election Transactions	Section 5.16(e)
Designated Person	Section 9.17(a)

Disagreement Notice	Section 2.4(c)
Disclosing Party	Section 5.4(c)
Disputed Item	Section 2.4(c)
Divestiture Actions	Section 5.5(c)
Divestiture Event	Section 5.26(d)
DOL	Section 3.21(c)
Effective Time	Section 2.3(a)
Estimated Closing Cash Amounts	Section 2.4(a)(i)
Estimated Closing Indebtedness	Section 2.4(a)(i)
Estimated Net Working Capital	Section 2.4(a)(i)
Excluded Businesses	Section 1.1
Excluded Marks	Section 5.14(a)
Excluded Retail Operations	Section 5.26(b)(iv)
Expenses Schedule	Section 9.4(b)
Final Allocation	Section 5.16(a)(i)
Final Cash Amounts	Section 2.4(h)
Final Closing Adjustment	Section 2.4(j)
Final Indebtedness	Section 2.4(h)
Final Net Working Capital	Section 2.4(h)
Final Purchase Price	Section 2.4(j)
Final Section 338(h)(10) Election Amount	Section 2.4(h)
FLSA	Section 3.19(b)
FTC	Section 5.5(b)
Governmental Filings	Section 3.4
Grandfathered Participants	Section 5.2(f)(ii)
Incremental Fuel Supply Agreement	Section 5.30(b)
Indemnified Party	Section 8.4(a)
Indemnifying Party	Section 8.4(a)
Independent Accounting Firm	Section 2.4(e)
Initial Purchase Price	Section 2.4(a)(ii)
Interim Financial Statements	Section 5.22(a)
IRS	Section 3.21(b)
Like-Kind Exchange	Section 5.16(l)
Losses	Section 8.2
Marketing Materials	Section 5.27(a)
Material Contract	Section 3.18(a)
Monetization Transaction	Section 5.27(d)
New Price	Section 5.26(d)
New Seller Deferred Compensation Plans	Section 5.2(g)(ii)
Non-Business Employee DCP Participants	Section 5.2(g)(ii)
Notice Period	Section 8.4(b)
Offer Notice	Section 5.26(d)
Offer Price	Section 5.26(d)
Outside Date	Section 7.1(b)
Partial Condemnation Actions	Section 5.28(a)
PBGC	Section 3.21(d)

Permits	Section 3.20(b)
Post-Closing Representation	Section 9.17(a)
Pre-Closing Separate Tax Return	Section 5.16(i)(i)
Preliminary Adjustment Statement	Section 2.4(b)
Privileged Communications	Section 9.17(b)
R&W Insurance Policy	Section 5.24
Resolution Period	Section 2.4(e)
Restricted Activities	Section 5.26(a)
Restricted Area	Section 5.26(a)
Restricted Parties	Section 5.26(a)
Retained Deferred Compensation Plans	Section 5.2(g)(iii)
Review Period	Section 2.4(c)
ROFO	Section 5.26(d)
ROFO Event	Section 5.26(d)
ROFO Notice	Section 5.26(d)
RSSP	Section 5.2(f)(i)
Sale	Section 2.1
Sale Notice	Section 5.26(d)
Section 338(h)(10) Election	Section 5.16(g)(i)
Section 338(h)(10) Election Accounting Firm	Section 5.16(g)(i)
Section 338(h)(10) Election Amount	Section 5.16(g)(i)
Section 338(h)(10) Forms	Section 5.16(g)(iii)
Seller Controlled Action	Section 5.19(a)
Seller Deferred Compensation Plans	Section 5.2(g)(i)
Seller Guarantors	Section 5.20(a)
Seller Indemnified Parties	Section 8.3
Seller Parent	Preamble
Seller Surviving Representations	Section 8.1(a)
Seller Thrift Plan	Section 5.2(f)(i)
Sellers	Preamble
Separation Activities	Section 5.7(a)
Separation Plan	Section 5.7(a)
Service Credits	Section 5.2(c)(ii)
Signing Date	Preamble
Speedway Retirement Plan Sharing Amount	Section 5.2(e)
Stock Basis	Section 5.16(g)(i)
Stock Purchase Subsidiaries	Section 5.16(g)(i)
Straddle Period	Section 5.16(h)(i)
Support Services	Section 5.12
Tax Claim	Section 5.16(k)(i)
Tax Clearance Certificates	Section 5.16(m)
Terminating Contracts	Section 5.11(a)
Third Party Claim	Section 8.4(b)
Threshold	Section 8.5(a)(i)
Total Condemnation Actions	Section 5.28(b)
Transaction Accounting Principles	Section 1.1

Transferred Employees	Section 5.2(a)(iii)
Transition Services Agreement	Section 5.30(a)
Transportation Services Agreements	Section 5.30(c)
Unclaimed Property Reports	Section 3.31
Union	Section 3.19(a)
Unresolved Items	Section 2.4(f)
willful and material breach	Section 7.2

ARTICLE II
PURCHASE AND SALE
Section 2.1    Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, at the Closing, Sellers shall sell, assign, transfer, convey and deliver to Buyer, or cause to be sold, assigned, transferred, conveyed and delivered to Buyer, and Buyer shall purchase and acquire, all of the Acquired Company Interests free and clear of all Encumbrances (other than transfer restrictions under securities Laws and any encumbrances granted to any lender at the Closing in connection with any financing by Buyer of the transactions contemplated hereby) (the “Sale;” provided, however, that in no event shall the term “Sale” include any of the transactions contemplated by Section 5.7(a) or Section 5.7(b)).
Section 2.2    Consideration. Upon the terms and subject to the conditions of this Agreement, at the Closing, Buyer shall, in consideration for the purchase of the Acquired Company Interests pursuant to Section 2.1, pay to Sellers (or one or more of each Seller’s respective designees identified in writing to Buyer prior to Closing) the Initial Purchase Price determined in accordance with Section 2.4(a). The Initial Purchase Price is subject to adjustment following the Closing in accordance with Section 2.4.
Section 2.3    Closing.
(a)    The closing of the Sale (the “Closing”) shall take place through the electronic exchange of documents and signatures at 10:00 a.m. New York City time on the third (3rd) Business Day following the date on which all of the conditions set forth in ARTICLE VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) have been satisfied (or, to the extent permitted, waived by the party entitled to the benefits thereof) or at such other place, time and date as may be agreed in writing between Sellers and Buyer. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.” Except to the extent expressly set forth in this Agreement to the contrary or as required by applicable Tax Law, and notwithstanding the actual occurrence of the Closing at any particular time on the Closing Date, the Closing shall be deemed to have occurred and be effective as of 12:01 a.m. New York City time on the Closing Date (the “Effective Time”).
(b)    Deliveries by Sellers. Upon the terms and subject to the conditions of this Agreement, at the Closing, Sellers shall deliver, or cause to be delivered, to Buyer the following:
(i)    a duly executed Assignment Agreement conveying to Buyer the Acquired Company Interests;
(ii)    counterparts of the Fuel Supply Agreement, duly executed by each applicable Seller or Subsidiary of any Seller (other than Acquired Entities) (to the extent each is a party thereto);
(iii)    a certificate dated as of the Closing Date and signed by an authorized officer of each Seller, certifying that attached thereto are (i) complete and accurate copies of the Organizational Documents of each of the Acquired Entities as in effect on the Closing Date, (ii) good standing certificates of each of the Acquired Entities as of a recent date, duly certified by the Secretary of State or other appropriate official of the applicable jurisdiction of organization, and (iii) the resolutions and/or consents of the applicable governing bodies and, to the extent required by applicable Law, equity holders, of each Seller and those of its Affiliates and the Acquired Entities that are party to this Agreement or any Ancillary Agreement approving the execution, delivery and performance of this Agreement and/or such Ancillary Agreements, as applicable, and the transactions contemplated herein and therein, and that such resolutions and/or consents have not been modified or rescinded as of the Closing Date;
(iv)    the certificate of Sellers required pursuant to Section 6.2(d); and
(v)    an IRS Form W-9 of each Seller and any designee receiving payment in accordance with Section 2.2.
(c)    Deliveries by Buyer. Upon the terms and subject to the conditions of this Agreement, at the Closing, Buyer shall deliver, or cause to be delivered, to Sellers or their respective applicable designees the following:
(i)    the Initial Purchase Price, by wire transfer of immediately available funds to an account or accounts designated by each Seller in writing at least five (5) Business Days prior to the Closing;
(ii)    counterparts of the Fuel Supply Agreement, duly executed by Buyer or its Affiliates (to the extent each is a party thereto);
(iii)    the certificate of Buyer required pursuant to Section 6.3(c); and
(iv)    a certificate dated as of the Closing Date and signed by an authorized officer of Buyer, certifying that attached thereto are copies of the resolutions of the applicable governing bodies and, to the extent required by applicable Law, equity holders, of Buyer and those of its Affiliates that are party to this Agreement or any Ancillary Agreement approving the execution, delivery and performance of this Agreement, the Ancillary Agreements, and the transactions contemplated herein and therein, and that such resolutions and/or consents have not been modified or rescinded as of the Closing Date.
Section 2.4    Other Purchase Price Adjustments.
(a)    Determination of Initial Purchase Price.
(i)    No later than five (5) Business Days prior to the Closing Date, Sellers shall prepare and deliver to Buyer a certificate setting forth Sellers’ good faith estimate of (i) the Net Working Capital as of immediately prior to the Effective Time (the “Estimated Net Working Capital”), (ii) Indebtedness of the Acquired Entities as of immediately prior to the Effective Time (the “Estimated Closing Indebtedness”)

and (iii) Cash Amounts of the Acquired Entities as of immediately prior to the Effective Time (the “Estimated Closing Cash Amounts”), in each case, prepared in good faith and in conformity with the requirements of this Agreement, including the Transaction Accounting Principles, together with a worksheet showing Sellers’ detailed calculation of the Estimated Net Working Capital, Estimated Closing Indebtedness and Estimated Closing Cash Amounts and reasonable supporting documents. Sellers shall provide any additional supporting documentation or information reasonably requested by Buyer and shall consider in good faith any comment or objection of Buyer to the calculation of Estimated Net Working Capital, Estimated Closing Indebtedness and Estimated Closing Cash Amounts.
(ii)    At the Closing, Buyer shall pay to Sellers (or one or more of Sellers’ respective designees identified in writing to Buyer prior to Closing) an amount (such amount, the “Initial Purchase Price”) in cash equal to the Base Price, (A) plus the Estimated Net Working Capital Adjustment, (B) minus the Estimated Closing Indebtedness and (C) plus the Estimated Closing Cash Amounts.
(b)    Post-Closing Purchase Price Adjustment. Within one-hundred and twenty (120) days following the Closing Date, Buyer shall deliver to Sellers a detailed calculation (the “Preliminary Adjustment Statement”) of (i) Net Working Capital as of immediately prior to the Effective Time, prepared in conformity with the requirements of this Agreement, including the Transaction Accounting Principles, and in a format consistent with Exhibit C (the “Closing Net Working Capital”), (ii) the Indebtedness of the Acquired Entities immediately prior to the Effective Time (the “Closing Indebtedness”), (iii) the Cash Amounts of the Acquired Entities immediately prior to the Effective Time (the “Closing Cash Amounts”) and (iv) the Section 338(h)(10) Election Amount, as finally determined pursuant to Section 5.16(g)(i), if any (such amount as reflected in the Preliminary Adjustment Statement, the “Closing Section 338(h)(10) Election Amount”).
(c)    Sellers shall have forty-five (45) Business Days (the “Review Period”) following receipt of the Preliminary Adjustment Statement to review the Preliminary Adjustment Statement and to notify Buyer in writing if it disputes any of the items set forth on the Preliminary Adjustment Statement (the “Disagreement Notice”) which shall include (i) the items of the Preliminary Adjustment Statement with which Sellers disagree; (ii) the adjustments that Sellers propose to be made to the Preliminary Adjustment Statement (a “Disputed Item”); and (iii) the specific amount of such disagreement and reasonable supporting documentation and calculations thereof. Any items as to which there is no disagreement shall be deemed agreed. In connection with Sellers’ review of the Preliminary Adjustment Statement, Sellers and their respective Representatives shall have reasonable access, during normal business hours and upon reasonable notice, to all relevant work papers, schedules and other supporting documents prepared by Buyer or its Representatives and used in connection with its calculation of the Closing Net Working Capital, Closing Indebtedness, Closing Cash Amounts and Closing Section 338(h)(10) Election Amount and to finance personnel and accountants of Buyer and its Subsidiaries and any other information which Sellers reasonably request, and Buyer shall, and shall cause its Representatives to, cooperate reasonably with Sellers and their respective Representatives in connection therewith. In the event that Sellers deliver a Disagreement Notice to Buyer, Buyer may, within ten (10) Business Days of such Disagreement Notice and only with respect to any Disputed Item or item related to a Disputed Item, supplement or revise its position, and deliver an updated Preliminary Adjustment Statement to Sellers. Any line items so supplemented or revised would also be deemed Disputed Items if Sellers disagree in writing with Buyer’s supplemented or revised position on such line items within ten (10) Business Days after delivery to Sellers of such supplemental or revised items.
(d)    In the event that Sellers deliver a Disagreement Notice to Buyer, Buyer and Sellers shall cooperate in good faith to resolve such dispute as promptly as practicable and, upon such resolution, if any, any adjustments to the Preliminary Adjustment Statement and/or the calculation of the Closing Net Working Capital, Closing Indebtedness, Closing Cash Amounts and Closing Section 338(h)(10) Election Amount shall be made in writing in accordance with the agreement of Buyer and Sellers. If Sellers do not deliver a Disagreement Notice to Buyer before the expiration of the Review Period, effective as of 12:01 a.m., New York City Time, on the day immediately following the last day of the Review Period, the Closing Net Working Capital, Closing Indebtedness, Closing Cash Amounts and Closing Section 338(h)(10) Election Amount, as applicable, as shown in the Preliminary Adjustment Statement shall become final, conclusive and binding on the parties hereto and shall constitute the “Final Net Working Capital”, “Final Indebtedness”, “Final Cash Amounts” and “Final Section 338(h)(10) Election Amount”, respectively, for purposes of Section 2.4(h) and Section 2.4(j).
(e)    If Buyer and Sellers are unable to resolve any Disputed Items within twenty (20) Business Days or such longer period as Buyer and Sellers shall mutually agree in writing after Sellers’ delivery of the Disagreement Notice (the “Resolution Period”), such Disputed Items shall be promptly submitted to Grant Thornton LLP, or if such firm is not able or willing to serve in such capacity, to a mutually acceptable nationally recognized firm of independent certified public accountants that has not provided material services to either Sellers or Buyer or their respective Affiliates in the preceding three years, or if no such firm is available and willing to serve, then a mutually acceptable expert in public accounting, in each case, upon which Buyer and Sellers shall have mutually agreed (the “Independent Accounting Firm”). If the parties are unable to agree on the Independent Accounting Firm within fifteen (15) days following the expiration of the Resolution Period, either party may request the President of the American Arbitration Association to appoint a senior partner in a nationally recognized accounting firm to serve as the Independent Accounting Firm.
(f)    If any remaining Disputed Items (the “Unresolved Items”) are submitted to the Independent Accounting Firm for resolution, each of Buyer and Sellers shall submit to the Independent Accounting Firm (with a copy delivered to the other party on the same day), within ten (10) Business Days after the date of the engagement of the Independent Accounting Firm, a memorandum (which may include supporting exhibits) setting forth their respective positions on the Unresolved Items. Each of

Buyer and Sellers may (but shall not be required to) submit to the Independent Accounting Firm (with a copy delivered to the other party on the same day), within twenty (20) Business Days after the date of the engagement of the Independent Accounting Firm, a memorandum responding to the initial memorandum submitted to the Independent Accounting Firm by the other party. Unless requested by the Independent Accounting Firm in writing, no party hereto may present any additional information or arguments to the Independent Accounting Firm, either orally or in writing. The Independent Accounting Firm shall not review any line items or make any determination with respect to any matter other than with respect to Unresolved Items. The Independent Accounting Firm shall be given reasonable access to all relevant records of the Business to calculate the Closing Net Working Capital, Closing Indebtedness, Closing Cash Amounts and Closing Section 338(h)(10) Election Amount, as applicable.
(g)    The Independent Accounting Firm shall act as an expert and not as an arbitrator to calculate, based solely on the written submissions of Buyer, on the one hand, and Sellers, on the other hand, and not by independent investigation, the Closing Net Working Capital, Closing Indebtedness, Closing Cash Amounts and Closing Section 338(h)(10) Election Amount, as applicable, and shall be instructed that its calculation (i) must be made in accordance with the requirements of this Agreement, including the Transaction Accounting Principles, and (ii) with respect to each Unresolved Item, must be within the range of values established for such amount as determined by reference to the value assigned to such amount by Sellers in the Disagreement Notice and by Buyer in the Preliminary Adjustment Statement. The Independent Accounting Firm shall submit such verification and calculation to Sellers and Buyer as soon as practicable, but in any event within thirty (30) days after the Unresolved Items are submitted to the Independent Accounting Firm. Except for any dispute to the extent relating to any interpretation of Law or terms of this Agreement (other than Closing Net Working Capital, Closing Indebtedness, Closing Cash Amounts and Closing Section 338(h)(10) Election Amount, as applicable, its constituent definitions and this ARTICLE II), the determination by the Independent Accounting Firm of the Closing Net Working Capital, Closing Indebtedness, Closing Cash Amounts and Closing Section 338(h)(10) Election Amount, as applicable, as set forth in a written notice delivered to Buyer and Sellers by the Independent Accounting Firm in accordance with this Agreement shall be, absent Fraud or manifest error, binding and conclusive on Buyer and Sellers.
(h)    (i) The Closing Net Working Capital as determined after all disputes have been resolved in accordance with this Section 2.4 is referred to herein as the “Final Net Working Capital”, (ii) the Closing Indebtedness as determined after all disputes have been resolved in accordance with this Section 2.4 is referred to herein as the “Final Indebtedness”, (iii) the Closing Cash Amounts as determined after all disputes have been resolved in accordance with this Section 2.4 is referred to herein as the “Final Cash Amounts” and (iv) the Closing Section 338(h)(10) Election Amount, as determined after all disputes have been resolved in accordance with this Section 2.4 and as adjusted, as necessary, to reflect the Final Net Working Capital, Final Indebtedness and Final Cash Amounts, is referred to herein as the “Final Section 338(h)(10) Election Amount.”

(i)    Buyer and Sellers agree that the procedures set forth in this Section 2.4 for resolving disputes with respect to the Preliminary Adjustment Statement and the calculation of Closing Net Working Capital, Closing Indebtedness, Closing Cash Amounts and Closing Section 338(h)(10) Election Amount, as applicable, shall be the sole and exclusive method for resolving any such disputes; provided that this provision shall not prohibit any party from instituting litigation to enforce any decision pursuant to the terms hereof by the Independent Accounting Firm in any court of competent jurisdiction; provided, further, that with respect to the Closing Section 338(h)(10) Election Amount, in the event of any conflict between this Section 2.4(i) (insofar as it relates to the Closing Section 338(h)(10) Election Amount) and Section 5.16, Section 5.16 shall control. The substance of the Independent Accounting Firm’s determination shall not be subject to review or appeal, absent a showing of fraud or manifest error. It is the intent of the parties to have any determination of Unresolved Items by the Independent Accounting Firm proceed in an expeditious manner; provided, however, that any deadline or time period contained herein may be extended or modified by agreement of the parties and the parties agree that the failure of the Independent Accounting Firm to strictly conform to any deadline or time period contained herein shall not be a basis for seeking to overturn any determination rendered by the Independent Accounting Firm. The fees, costs and expenses of the Independent Accounting Firm shall be allocated to and borne by Buyer and Sellers based on the inverse of the percentage that the Independent Accounting Firm’s determination (before such allocation) of the amount awarded to each party bears to the total amount of the total Disputed Items as originally submitted to the Independent Accounting Firm. For example, if Sellers claim that the Closing Net Working Capital is $1,000 greater than the amount claimed by Buyer, if Buyer contests only $500 of such amount claimed by Sellers and if the Independent Accounting Firm ultimately resolves the dispute by awarding Sellers $300 of the $500 so contested, then the fees, costs and expenses of the Independent Accounting Firm will be allocated sixty percent (60%) (i.e., 300 ÷ 500) to Buyer and forty percent (40%) (i.e., 200 ÷ 500) to Sellers. Any fees, costs, and expenses allocated to and to be borne by Buyer or Sellers pursuant to the foregoing sentence shall be paid by such party, or its designee, within five (5) Business Days of receipt of any invoice or bill for such fees, costs and expenses.
(j)    The final purchase price (the “Final Purchase Price”) shall be an amount in cash equal to the Base Price, (i) plus the Final Net Working Capital Adjustment, (ii) minus the Final Indebtedness, (iii) plus the Final Cash Amounts and (iv) minus, if applicable, the Final Section 338(h)(10) Election Amount. The difference (either positive or negative) between the Initial Purchase Price and the Final Purchase Price is referred to as the “Final Closing Adjustment”, and the Final Closing Adjustment shall be determined by subtracting the Initial Purchase Price from the Final Purchase Price.
(k)    Buyer (if the Final Closing Adjustment is a positive number) or Sellers (if the Final Closing Adjustment is a negative number), as the case may be, shall, within five (5) Business Days after the determination of the Final Closing Adjustment pursuant to this Section 2.4, make payment to the other (or, in the case of a payment by Buyer, to Sellers or one or more of Sellers’ respective designees identified in writing to Buyer prior to Closing) by wire transfer of immediately available funds to one or more accounts designated by the other an amount equal to the absolute value of the Final Closing Adjustment as determined pursuant to this Section 2.4.

Section 2.5    Casualty Loss.
(a)    No later than fifteen (15) days prior to the Closing, Sellers shall provide Buyer a list of any Retail Site that contributed revenue to 2019 or 2020 operations of the Business (other than any Retail Sites permanently closed prior to December 31, 2019 and any Planned Closing Retail Sites) (i) which has been damaged or destroyed at any time after December 31, 2018 and on or prior to such date by fire, theft, vandalism, flood, wind, hurricane, explosion, lightning storm, hail, subversion, earthquake, act of God, act of terrorism or other causality, and (ii) the repair and restoration of which is not expected to be completed on or before the Closing Date.
(b)    As promptly as practicable following the Closing, Seller Parent shall provide Buyer a list (a “Casualty Event Notice”) of any Retail Site that contributed revenue to 2019 or 2020 operations of the Business (other than any Retail Sites permanently closed prior to December 31, 2019 and any Planned Closing Retail Sites) (i) which has been damaged or destroyed at any time after December 31, 2018 and on or prior to the Closing Date (the portion of any Retail Site so damaged or destroyed, the “Damaged Retail Site”) whether by fire, theft, vandalism, flood, wind, hurricane, explosion, lightning storm, hail, subversion, earthquake, act of God, act of terrorism or other causality (such event, a “Casualty Event”) and (ii) the repairs and restoration of which were not completed on or before the Closing Date. The Casualty Event Notice shall include (i) a reasonable description of the facts and circumstances surrounding the Casualty Event, (ii) Sellers’ preliminary assessment of the effect of the Casualty Event on the relevant Retail Site, including the estimated dollar amount of the Casualty Loss Amount and the portion of such Casualty Loss Amount actually paid by Seller Parent or its Subsidiaries prior to Closing to repair or restore such Damaged Retail Site, (iii) the date upon which each such Damaged Retail Site sustained a Casualty Event and (iv) the status of repair and restoration of each Damaged Retail Site.
(c)    With respect to each Damaged Retail Site, Seller Parent shall (and shall cause its Subsidiaries to) repair and restore such Damaged Retail Site, including making any required expenditures, in the Ordinary Course of Business. With respect to each Damaged Retail Site (i) that has been damaged or destroyed by a Casualty Event before the Closing resulting in damages in excess of $25,000 individually (a “Casualty Loss Adjustment Site”) and (ii) the repairs and restoration of which has not been completed on or before the Closing Date, promptly following the determination of the aggregate Casualty Loss Amount for the Casualty Loss Adjustment Sites, Sellers shall pay, on or before the forty-fifth (45th) day after the Closing Date, to Buyer as an advancement of expenses for each Casualty Loss Adjustment Site: (x) the applicable Casualty Loss Amount less (y) the portion of such Casualty Loss Amount actually paid by Seller Parent or its Subsidiaries prior to Closing to repair or restore such Casualty Loss Adjustment Site.
(d)    With respect to each Damaged Retail Site that has been damaged or destroyed by a Casualty Event prior to the Closing such that either the front court or back court of the Damaged Retail Site is not operational and closed as of the Closing Date (including, in the event of any Casualty Event impacting a Leased Real Property, (i) if the applicable landlord has the right to terminate the applicable Real Property Lease as a result thereof (and such right has not been exercised or waived and the time period, if any, for exercising such right has not expired and does not expire prior to the Closing) and (ii) if the applicable landlord validly exercises a right to terminate the applicable Real Property Lease as a result thereof prior to Closing), promptly following the determination of the Casualty Loss Amount, Sellers shall pay, on or before the forty-fifth (45th) day after the Closing Date, to Buyer for each such closed Damaged Retail Site an amount equal to the sum of (x) the applicable Casualty Loss Amount less the portion of such Casualty Loss Amount actually paid by Seller Parent or its Subsidiaries prior to Closing to repair or restore such Damaged Retail Site and (y) (i) the average monthly EBITDA generated by such Damaged Retail Site for all full calendar months in which such Damaged Retail Site was fully operational during the twelve (12) full calendar months immediately preceding the date of such Casualty Loss Amount multiplied by (ii) the number of months (or fraction thereof) required to repair and restore such Damaged Retail Site (provided that in no event shall such estimated period pursuant to this clause (y) exceed twelve (12) months).
(e)    With respect to any Casualty Loss Adjustment Site, Sellers shall promptly submit to Buyer a reasonably detailed summary of the plan to repair or restore any such Damaged Retail Site not repaired or restored prior to Closing, including a good faith estimate of the cost to repair such damage by a reputable independent third party who is selected by Sellers and is reasonably approved by Buyer.
(f)    With respect to any Casualty Loss Adjustment Site, such Casualty Loss Adjustment Site and the Casualty Event relating thereto shall have no effect for purposes of determining whether Buyer’s conditions to Closing set forth in Section 6.2 have been fulfilled.
ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLERS AND SELLER PARENT
Except as set forth on (a) the reports, schedules, forms, statements and other documents filed by Seller Parent with, or furnished to, the SEC, with respect to the Signing Date, between January 1, 2019 and the Signing Date and, with respect to the Closing Date, following January 1, 2019, and publicly available (excluding any disclosures contained or references therein under the captions “Risk Factors” or “Forward-Looking Statements” and any other disclosures contained therein relating to information, factors or risks that are general, forward-looking or cautionary statements) solely to the extent of disclosures in such reports, schedules, forms, statements and other documents where it is readily apparent on its face to apply to the Business, the Acquired Assets or Assumed Liabilities, or (b) the Seller Disclosure Schedule, each of Seller Parent and each Seller, as applicable, severally and jointly, represents and warrants to Buyer as of the Signing Date and as of the Closing Date as follows (it being understood that the specification of any dollar amount in any representation or warranty contained in this ARTICLE III is not intended to imply that such amount, or higher or lower amounts, are or are not material for purposes of this Agreement):
Section 3.1    Due Organization and Good Standing. Seller Parent, each Seller and each Acquired Entity is, or, solely with respect to any Acquired Entity formed after the Signing Date pursuant to the terms of Section 5.7, if any, will be as of the Closing, duly organized and validly existing and, where applicable, in good standing (to the extent such concept is legally recognized under the laws of the jurisdiction of its organization or formation) under the laws of the jurisdiction of its organization or formation, except as would not individually or in the aggregate reasonably be expected to be material to the Business. Each of Seller Parent and each Seller is, and each Acquired Entity is, or will be as of the Closing, qualified or otherwise authorized to act as a foreign corporation and, where applicable, is or will be, as the case may be, in good standing (to the extent such concept is legally recognized under the laws of the jurisdiction of its organization or formation) under the Laws of every other jurisdiction in which the ownership, leasing or operation of the Acquired Assets, or the conduct of the Business, requires such qualification or authorization under applicable Law, except where the failure to be so qualified or otherwise authorized or in good standing, individually or in the aggregate, would not have a Material Adverse Effect. Seller has not initiated any Action for the dissolution, liquidation or insolvency of any Seller or Acquired Entity. Each Seller (solely with respect to the Business) has, and the Acquired Entities will have as of the Closing (but without giving effect to the Sale), the requisite corporate or similar power and authority to own, lease and operate the Acquired Assets and to carry on the conduct of the Business as now conducted, except as would not individually or in the aggregate reasonably be expected to be material to the Business.
Section 3.2    Authorization of Transaction. Each of Seller Parent and each Seller has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement, the Ancillary Agreements and each other agreement, document and instrument to be executed and delivered by Seller Parent or such Seller pursuant hereto or thereto, and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Seller Parent and each Seller of this Agreement, the Ancillary Agreements and each other agreement, document and instrument to be executed and delivered by Seller Parent or such Seller pursuant hereto or thereto and the consummation by Seller Parent or such Seller of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Seller Parent or such Seller and no other corporate acts or proceedings on the part of Seller Parent or such Seller are necessary to authorize the execution, delivery and performance by Seller Parent or such Seller of this Agreement, the Ancillary Agreements and each other agreement, document and instrument to be executed and delivered by such Seller pursuant hereto or thereto or to consummate the transactions contemplated hereby or thereby. This Agreement has been duly executed and delivered by Seller Parent and each Seller and, assuming due authorization, execution and delivery by Buyer and each other party hereto, constitutes, and each Ancillary Agreement (to the extent Seller Parent or such Seller is a party thereto), when executed and delivered by Seller Parent or such Seller (assuming due authorization, execution and delivery by the other parties thereto) shall constitute, a legal, valid and binding obligation of Seller Parent or such Seller, enforceable against Seller Parent or such Seller in accordance with its terms, except that such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect affecting the rights and remedies of creditors and general principles of equity (whether considered in a proceeding at law or in equity) (collectively, the “Bankruptcy and Equity Principles”).

Section 3.3    Capital Structure; Subsidiaries.
(a)    Section 3.3(a) of the Seller Disclosure Schedule sets forth the following information for each Acquired Entity: (i) its name and jurisdiction of organization or formation; (ii) the number of authorized shares or other Equity Interests as of the Signing Date; and (iii) the number of issued and outstanding shares or other Equity Interests, the names of the holders thereof, and the number of shares or other Equity Interests held by each such holder. All of the issued and outstanding Equity Interests of each Acquired Entity have been duly authorized and validly issued, are fully paid and non-assessable, and have not been issued in violation of and are not subject to, any preemptive rights, rights of first refusal, rights of first offer or similar rights. Except as set forth on Section 3.3(a) of the Seller Disclosure Schedule, none of the Acquired Entities has any Equity Interest authorized, issued or outstanding, and there are no agreements, securities, options, warrants, call rights, commitments, undertakings, Indebtedness, bonds, debentures, notes or other rights, agreements, voting agreements, stockholders’ agreements, proxies, arrangements or commitments relating to the Equity Interests of, or any other equity interest in, any Acquired Entity existing or outstanding that provide a right to vote the Equity Interests of any Acquired Entity (or are convertible into, or exchangeable for, Equity Interests of any Acquired Entity having the right to vote) or provide for the sale or issuance of any Equity Interest of, or any other equity interest in, any Acquired Entity (other than this Agreement and the Organizational Documents of the Acquired Entities). Except for this Agreement, there are no outstanding rights, commitments, agreements, arrangements or undertakings of any kind (whether conditional or not) obligating the issuance, sale, transfer, redemption or repayment of any equity interest in any Acquired Entity or granting or requiring the grant to any Person of the right to call for the creation, issuance, sale, transfer, redemption or repayment of any equity interest in any Acquired Entity.
(b)    All of the outstanding Equity Interests of each Acquired Entity are owned of record or beneficially, directly or indirectly, by Seller Parent. As of immediately prior to the Closing, all of the outstanding Equity Interests of each Acquired Entity (other than the Acquired Companies) shall be owned of record and beneficially, directly or indirectly, by an Acquired Company.
(c)    All of the outstanding Equity Interests of each Acquired Entity are free and clear of all Encumbrances, except for restrictions on transfer arising under applicable securities Laws.
(d)    Except as set forth on Section 3.3(d) of the Seller Disclosure Schedule and as contemplated by this Agreement, the Acquired Entities do not own or hold, directly or indirectly, any Equity Interest or voting interest in any Person (other than an Acquired Entity) or any right to acquire any such interests.
(e)    The Newco Entity has not conducted any business prior to its date of formation. At Closing, each Acquired Company will have no assets, liabilities or obligations of any nature other than (i) the Acquired Assets, Assumed Liabilities and the Equity Interests of the Acquired Entities (other than the Acquired Companies) and (ii) any assets, liabilities or obligations incident to its formation and pursuant to this Agreement or the transactions contemplated hereby.

Section 3.4    Governmental Filings. No filing or registration with, notification to, or authorization, waiver, consent, license, registration, approval of, or exemption granted by, any Governmental Entity (collectively, “Governmental Filings”) is required in connection with the execution, delivery and performance of this Agreement or the Ancillary Agreements by Seller Parent or any Seller (or, with respect to any applicable Ancillary Agreement, any Acquired Entity) or the consummation by Seller Parent or any Seller (and, with respect to any applicable Ancillary Agreement, any Acquired Entity) of the transactions contemplated hereby or thereby, except for: (a) any Governmental Filings required under the HSR Act; (b) Governmental Filings that become applicable as a result of matters specifically related to Buyer or its Affiliates or their operation or ownership of the Business; (c) as set forth on Section 3.4 of the Seller Disclosure Schedule; or (d) such other Governmental Filings the failure of which to be made or obtained would not reasonably be expected to be material to the Business or Seller Parent’s or any Seller’s ability to consummate the transactions contemplated hereby.
Section 3.5    No Conflict or Violation. Except as set forth on Section 3.5 of the Seller Disclosure Schedule, the execution, delivery and performance by Seller Parent and each Seller (and, with respect to any applicable Ancillary Agreement, any Acquired Entity) of this Agreement, the Ancillary Agreements and each other agreement, document and instrument to be executed and delivered by Seller Parent or such Seller or any Acquired Entity pursuant hereto or thereto and the consummation by Seller Parent or each Seller (and, with respect to any applicable Ancillary Agreement, the Acquired Entities) of the transactions contemplated hereby and thereby do not: (a) assuming all of the Governmental Filings contemplated by clauses (a) through (c) of Section 3.4 and by clauses (a) and (b) of Section 4.3 have been made and/or obtained, violate any Law to which Seller Parent, any Seller, any Acquired Entity or the Business is subject; (b) require authorization, consent, license, registration, exemption of, approval by, filing with or notice under, conflict with, result in a violation or constitute a breach of or default under (or event that, with or without notice or lapse of time or both, would constitute a breach of or default under), result in the acceleration of, or require any notice under or create in any party the right to accelerate, terminate, modify or cancel (i) any term or provision of the Organizational Documents of Seller Parent, any Seller or any Acquired Entity, (ii) any Permit or (iii) any Material Contract; or (c) result in the creation of any Encumbrance (other than Permitted Encumbrances) on the Acquired Company Interests or any Acquired Asset, except, with respect to the foregoing clauses (a), (b) and (c), for such matters that would not, individually or in the aggregate, reasonably be expected to be material to the Business.
Section 3.6    Assets.
(a)    Sellers or their respective Subsidiaries have good and valid title to, or a valid leasehold interest in, and as of the Closing (but without giving effect to the Sale) the Acquired Entities will have good and valid title to, or a valid leasehold interest in, all Acquired Assets, in each case free and clear of all Encumbrances, other than Permitted Encumbrances, except as would not reasonably be expected to be material to the Business.
(b)    Except as set forth on Section 3.6(b) of the Seller Disclosure Schedule, as of the time immediately prior to the Closing, the Acquired Assets, together with (x) the rights, services and other benefits that would be made available to Buyer, the Acquired Entities and their respective Affiliates in the Ancillary Agreements and (y) the Permits, Contracts and/or other documents to be obtained or entered into, as applicable, pursuant to Section 5.7, constitute all the material assets, properties and rights owned, leased, licensed, used or held for use by each Seller and its respective Subsidiaries necessary and sufficient to conduct the Business in all material respects as conducted such Seller immediately prior to the Closing Date.
(c)    As of immediately prior to Closing, the Acquired Entities will have good and valid title to, or a valid leasehold interest in, all Acquired Assets, except as would not reasonably be expected to be material to the Business.
(d)    All Fuel Equipment, Equipment and Improvements and other tangible assets included as part of the Acquired Assets, whether owned or leased, are free from defects (patent and latent), have been maintained in accordance with good industry practice, are in good operating condition (subject to normal wear and tear) and are suitable for the purposes for which they are presently used, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business.
Section 3.7    Inventory.
(a)    Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, (i) all Inventory consists of a quality usable and saleable in the Ordinary Course of Business, except for obsolete items, expired items and items of below-standard quality, all of which have been written-off or written-down to net realizable value as of the Balance Sheet Date in accordance with GAAP, (ii) Inventory levels are maintained in such amounts as are required in the Ordinary Course of the Business, and such Inventory levels are adequate therefor, (iii) other than in the Ordinary Course of Business, there has been no material change in Sellers’ or the Acquired Entities’ Inventory valuation standards or methods with respect to the Inventory in the three (3) years preceding the Signing Date and (iv) no Seller or Acquired Entity holds any items of Inventory on consignment from other Persons.
(b)    The Acquired Entities and their respective Subsidiaries do not own or lease (in whole or in part) or operate, and to the Knowledge of Sellers have not owned or leased (in whole or in part) or operated, any terminals or pipelines.
(c)    All motor fuel Inventory is of sufficient quality and fitness that it will be suitable for use by automotive consumers, except for which recourse is available from the distributor of such motor fuel Inventory or as would not reasonably be expected to be material to the Business. All motor fuel Inventory meets all applicable federal, state and local requirements, including the rules and regulations promulgated pursuant to Section 211 of the Clean Air Act, 40 CFR 79-Registration of Fuels and Fuel Additives and 40 CFR 80-Regulation of Fuels and Fuel Additives, in each case except as would not individually or in the aggregate reasonably be expected to be material to the Business.
(d)    Except as set forth on Section 3.7(d) of the Seller Disclosure Schedule, or as would not reasonably be expected to be material to the Business, (i) all material Inventory is owned by a Seller or one of their respective Affiliates free and clear of any Encumbrances (other than Permitted Encumbrances) and (ii) as of immediately prior to the Closing (but without giving effect to the Sale), all material Inventory will be owned by the Acquired Entities free and clear of any Encumbrances (other than Permitted Encumbrances).
(e)    All instances of product warranty claims primarily in connection with the Business involving any motor fuels sold by any Seller or any Acquired Entity and involving amounts in excess of $2,000,000 in the aggregate that have occurred and for which notice has been received by any Seller or any Acquired Entity or any of their respective Affiliates within the two (2) year period prior to the Signing Date are listed Section 3.7(e) of the Seller Disclosure Schedule.
Section 3.8    Use of Property. To the Knowledge of Sellers, no dry cleaning service, or any building used in the operation of a dry cleaning service, including services involving solely drop-off and/or pick-up, is currently operating or, has ever operated or existed on any of the land on which the Business Real Property is located.
Section 3.9    Powers of Attorney. Other than the Business Employees or any employees of Seller Parent or its Subsidiaries, there are no Persons holding an irrevocable power of attorney from any Seller or any Acquired Entity relating to the Business Real Properties, the Acquired Assets, or the Business, except as would not individually or in the aggregate reasonably be expected to be material to the Business.
Section 3.10    Financial Statements. Section 3.10 of the Seller Disclosure Schedule contains a true and complete copy of the Financial Statements. The Financial Statements (i) have been (and, the Interim Financial Statements, when delivered, will have been) derived from the books and records of Seller Parent and prepared in accordance with GAAP applied on a consistent basis, other than as set forth in Section 3.10 of the Seller Disclosure Schedule, (ii) fairly present (and, the Interim Financial Statements, when delivered, will fairly present) in all material respects (A) the combined financial condition, Assets and Liabilities of the Business as of the dates therein specified and (B) the combined statement of income, statement of cash flows and results of operations of the Business for the periods then ended and (iii) are derived from the books and records of the Business. Since the Balance Sheet Date, no Seller has adopted or effected any material change in any method of accounting or accounting practice with respect to the financial statements of the Business to be provided to Buyer pursuant to Section 5.22, except for any such change required because of a change in GAAP since the Balance Sheet Date.
Section 3.11    Reports. Seller Parent has filed or furnished, as applicable, with the SEC on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it in connection with its ownership or operation of the Business pursuant to the Exchange Act or the Securities Act since January 1, 2017 (such forms, statements, reports and documents filed or furnished since such date and those filed or furnished subsequent to the Signing Date, including any amendments thereto, to the extent related to the Business, the “Business Reports”). Each of the Business Reports, at the time of its filing or being furnished complied, or if not yet filed or furnished will when so filed or furnished comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Business Reports. As of their respective dates (or, if amended prior to the Signing Date, as of the date of such amendment), the Business Reports did not, and none of the Business Reports filed with or furnished to the SEC subsequent to the Signing Date will when so filed or furnished, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.
Section 3.12    No Undisclosed Liabilities.
(a)    The Business does not have any Liabilities or obligations (whether absolute, accrued, contingent or otherwise, and whether due or to become due, but excluding any Liabilities related or attributable to Taxes) that would be required by GAAP to be reflected or reserved against on a balance sheet of the Business other than: (a) as reserved against in of the Financial Statements (or the notes thereto); (b) as set forth on Section 3.12 of the Seller Disclosure Schedule; (c) were incurred since the Balance Sheet Date in the Ordinary Course of Business; (d) as would not reasonably be expected to be, individually or in the aggregate, material to the Business; or (e) are Retained Liabilities.
(b)    None of Seller Parent or any of its Subsidiaries has, since January 20, 2020, assigned, transferred, conveyed or delivered to an Acquired Entity, or caused to be assigned, transferred, conveyed or delivered to an Acquired Entity, any Liability other than those Liabilities set forth on Section 1.1(AL) of the Seller Disclosure Schedule and, solely with respect to Tesoro Refining & Marketing Company LLC and Treasure Franchise Co. LLC to the Newco Entity, the Retail Business Liabilities.
Section 3.13    Bank Accounts. Except as set forth on Section 3.13 of the Seller Disclosure Schedule, as of the Signing Date, there is no person authorized to draw on or access any bank account or safe deposit box used in the operation of the Business who is not a Business Employee or is acting pursuant to the Acquired Entities’ sweep arrangement with Seller Parent and its Affiliates.
Section 3.14    Legal Proceedings. Except as set forth on Section 3.14 of the Seller Disclosure Schedule, there are no Actions pending, or, to the Knowledge of Sellers, threatened against any Seller or any Retained Subsidiaries primarily relating to the Business, against any Acquired Entity or any Subsidiary thereof, or affecting any of the Acquired Assets, that affects or could reasonably be expected to affect the Business or the Acquired Assets, except as would not, individually or the aggregate, reasonably be expected to be material to the Business. None of the Actions set forth on Section 3.14 of the Seller Disclosure Schedule (i) has a Material Adverse Effect or (ii) challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement, any Ancillary Agreement or any of the other documents and instruments to be executed and delivered by Sellers in connection therewith. Except as set forth on Section 3.14 of the Seller Disclosure Schedule, no Seller or Acquired Entity is subject to any judgment, decree, injunction or order of any Governmental Entity which would reasonably be expected to be material to the Business or any Acquired Entity. No Seller nor any Acquired Entity is a party to, nor, to the Knowledge of Sellers, has there been threatened in writing against any Seller or any Acquired Entity or otherwise threatened in writing with respect to the Business or the Acquired Assets, any claim alleging damages arising out of the sale of non-temperature corrected fuel, except as would not reasonably be expected to be material to the Business.

Section 3.15    Real Property.
(a)    Section 3.15(a) of the Seller Disclosure Schedule sets forth a true, correct and complete list of all of the Owned Real Property as of June 30, 2020. Within ten (10) Business Days following the Signing Date, Seller Parent shall provide Buyer with a true, correct and complete list of all of the Owned Real Property of the Signing Date. Except as would not be material to the Business, a Seller or an applicable Subsidiary is the sole owner of and has good and marketable fee simple title to the Owned Real Property, free and clear of all Encumbrances except Permitted Encumbrances. Except as set forth on Section 3.15(a) of the Seller Disclosure Schedule or as would not be material to the Business, there are no outstanding written purchase and sale contracts, purchase options, rights of first offer to purchase, rights of first refusal to purchase or rights of repurchase with respect to any Owned Real Property or, in each case, any portion thereof or interest therein, other than the rights of Buyer pursuant to this Agreement.
(b)    Section 3.15(b) of the Seller Disclosure Schedule sets forth a true, correct and complete list of all Leased Real Property as of June 30, 2020, and, to the Knowledge of Sellers, the terms and conditions set forth thereon with respect to each Real Property Lease are true and correct. Within ten (10) Business Days following the Signing Date, Seller Parent shall provide Buyer with a true, correct and complete list of all Leased Real Property of the Signing Date, and, to the Knowledge of Sellers when delivered, the terms and conditions set forth thereon with respect to each Real Property Lease shall be true and correct. Except as would not be material to the Business, a Seller or an applicable Subsidiary of a Seller has a valid, binding and enforceable leasehold interest in and to all of the Leased Real Property, free and clear of all Encumbrances, except Permitted Encumbrances and except as may be limited by the Bankruptcy and Equity Principles.
(c)    As of immediately prior to the Closing and except as would not be material to the Business, (i) the Acquired Entities will be the sole owners of and have good and marketable fee simple title to the Owned Real Property, subject to Permitted Encumbrances, and (ii) the Acquired Entities have a valid, binding and enforceable leasehold interest in and to all of the Leased Real Property, subject to Permitted Encumbrances and except as may be limited by the Bankruptcy and Equity Principles.
(d)    Each Real Property Lease is in full force and effect and is the valid, binding and enforceable obligation of each Seller or each Subsidiary of any such Seller party thereto (and, to the Knowledge of Sellers, each other party thereto) in accordance with its terms, except as may be limited by the Bankruptcy and Equity Principles, and except as would not reasonably be expected to be material to the Business. The applicable Seller or Subsidiary has accepted full possession of each individual Leased Real Property, except as would not reasonably be expected to be material to the Business. Except as would not reasonably be expected to be material to the Business, (i) no Seller, nor any applicable Subsidiary of any Seller, has collaterally assigned or granted any mortgage or other security interest in any Real Property Lease or any interest therein, and (ii) no Seller (or the applicable Subsidiary of any Seller) nor, to the Knowledge of Sellers, any other party to any Real Property Lease is in breach or default under such Real Property Lease, and, to the Knowledge of Sellers, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Real Property Lease. Except as set forth on Section 3.15(d) of the Seller Disclosure Schedule, to the Knowledge of Sellers, there are no outstanding options, rights of first offer, or rights of first refusal to purchase, or rights of repurchase with respect to any Seller’s interest in any material Leased Real Property or, in each case, any material portion thereof or material interest therein.
(e)    Except as set forth on Section 3.15(e) of the Seller Disclosure Schedule or as would not reasonably be expected to be material to the Business, other than the Real Property Leases and the Third Party Leases, there are no leases, licenses, concessions, environmental access agreements or other Contracts granting to any Person the right to use or occupy any Business Real Property or, in each case, any portion thereof, respectively, other than pursuant to an Assigned Contract.
(f)    The Business Real Property constitutes all interests in real property (i) currently used, occupied or held for use in connection with the Business as presently conducted and (ii) necessary for the operation of the Business in all material respects as presently conducted. Except as would not reasonably be expected to be material to the Business, (x) the Business Real Property, together with all improvements and physical components forming a part thereof, is in good operating condition and repair, sufficient for the operation of the Business as conducted as of the Signing Date, subject to ordinary course maintenance and repairs and (y) as of the Signing Date, no Seller nor any of their respective Subsidiaries has received any written notice with respect to any Business Real Property requiring the performance of any structural or other material alterations to such Business Real Property, in each case, that have not been completed.
(g)    Except as would not reasonably be expected to be material to the Business, (i) to the Knowledge of Sellers, no Seller has received any written notice that any Business Real Property is currently in violation of any applicable Law(s), (ii) no zoning Law, building code, covenant, condition or restriction applicable to the Business Real Property prohibits or restricts in any material respect (x) any of the Business Real Property that is being operated as a 24-hour convenience store from being operated as a 24-hour convenience store or (y) any of the Business Real Property engaged in the sale of motor fuels and beer and wine at such Business Real Property from being used for the sale of motor fuels and beer and wine at such Business Real Property, (iii) the current operation of the Business at the Business Real Property does not violate in any material respect any applicable Law, covenant, condition or restriction applicable thereto, including, without limitation, any zoning Law or building code and (iv) all certificates of occupancy, permits, licenses, certificates of authority, authorizations, approvals, registrations, and other similar consents issued by or obtained from any Governmental Entity necessary for the current ownership, use and operation of the Business Real Property are in full force and effect.
(h)    Except as would not reasonably be expected to be material to the Business, (i) the Business Real Property has access to public streets, (ii) all Business Real Property is connected to municipal sewer and water or is connected to a septic system used in the operation of the Business, and (iii) all water, sewer, electric, telephone, and storm water and drainage facilities and all other utilities required by Law for the operation of each Business Real

Property are currently operational and adequate to service such Business Real Property for its current use.
(i)    Except as set forth on Section 3.15(i)(i) of the Seller Disclosure Schedule and as would not reasonably be expected to be material to the Business, as of the Signing Date, there are no Actions pending or threatened in writing against any of the Business Real Property or, in each case, any portion thereof or interest therein, in the nature of or in lieu of condemnation or eminent domain proceedings. Except as set forth on Section 3.15(i)(ii) of the Seller Disclosure Schedule, there is no casualty with respect to any Business Real Property that has not been fully repaired as of the Signing Date.
(j)    Except as would not be material to the Business, the operation of the Business thereon complies with all easements, covenants, conditions, restrictions and other instruments (whether recorded or unrecorded) affecting the Business Real Property.
(k)    Section 1.1(TPL) of the Seller Disclosure Schedule sets forth a true, correct and complete list of locations with Third Party Leases. Each Third Party Lease is in full force and effect and is the valid, binding and enforceable obligation of each Seller or each Subsidiary of such Seller party thereto (and, to the Knowledge of Sellers, each other party thereto) in accordance with its terms, except as may be limited by the Bankruptcy and Equity Principles, and except as would not reasonably be expected to be material to the Business. To the Knowledge of Sellers, no party to any Third Party Lease is in breach or default under such Third Party Lease, except in each case as would not reasonably be expected to be material to the Business. To the Knowledge of Sellers, no Third Party Lease tenant sells cannabis.
Section 3.16    Taxes.
(a)    Except as would not reasonably be expected, in the aggregate, to result in material Liability to the Business, (i) all Tax Returns required to be filed by or on behalf of the Acquired Entities have been timely filed (taking into account extensions) and are complete and accurate in all respects and (ii) all Taxes due and owing by the Acquired Entities, whether or not shown as due or owing on such Tax Return, have been timely paid (taking into account extensions), in each case, other than those for which adequate reserves have been established in accordance with GAAP or that are being contested in good faith by appropriate proceedings. Except as would not reasonably be expected, in the aggregate, to result in material Liability to the Business, as of the date of the Financial Statements, with respect to any such Taxes that are not yet due or owing, the Financial Statements reflect due and sufficient accruals or reserves for such Taxes to the extent required by GAAP. Except as would not reasonably be expected, in the aggregate, to result in material Liability to the Business, all required estimated Tax payments required to be made by the Acquired Entities with respect to the Business sufficient to avoid any underpayment penalties or interest have been timely made by or on behalf of each Acquired Entity.
(b)    Except as would not reasonably be expected, in the aggregate, to result in material Liability to the Business, all deficiencies due and owing as a result of any examinations by any Taxing Authority of the Tax Returns of the Acquired Entities or with respect to the Business or the Acquired Assets have been fully paid. Except as would not reasonably be expected, in the aggregate, to result in material Liability to the Business, there are no current, pending or, to the Knowledge of Sellers, threatened Tax Proceedings with respect to any Acquired Entity or with respect to the Business or the Acquired Assets.
(c)    Except as would not reasonably be expected, in the aggregate, to result in material Liability to the Business, there are no Encumbrances for Taxes against the Acquired Assets, other than Encumbrances for Taxes not yet due and payable or being contested in good faith.
(d)    Except as would not reasonably be expected, in the aggregate, to result in material Liability to the Business, no Acquired Entity is a party to or bound by any Tax sharing or similar agreement, other than (i) any such agreement solely between or among Acquired Entities or (ii) pursuant to indemnification or gross-up provisions in contracts not primarily related to Taxes.
(e)    There are no outstanding waivers extending the statutory period of limitations for a Tax assessment applicable to any material Tax Return of the Acquired Entities or with respect to the Acquired Assets or the Business, in each case, with respect to a taxable period for which such statute of limitations is still open.
(f)    None of the Acquired Entities is subject to any private letter ruling of the IRS or comparable rulings of any Taxing Authority.
(g)    Except as would not reasonably be expected, in the aggregate, to result in material Liability to the Business, none of the Acquired Entities has been subject to a written claim by a Governmental Entity in a jurisdiction in which such Acquired Entity does not file Tax Returns that such Acquired Entity is or may be required to file a Tax Return in that jurisdiction or is or may be subject to taxation by that jurisdiction with respect to the Business.
(h)    Except as would not reasonably be expected, in the aggregate, to result in material Liability to the Business, each of the Acquired Entities has complied with all applicable Laws relating to the withholding of Taxes.
(i)    Except as would not reasonably be expected, in the aggregate, to result in material Liability to the Business, to the Knowledge of Sellers, all of the Acquired Assets have been properly listed and described on the applicable property Tax rolls for all periods prior to and including the Closing (to the extent required to be so listed and described), and no portion of the Acquired Assets constitutes omitted property for property Tax purposes.
(j)    Except as would not reasonably be expected, in the aggregate, to result in material Liability to the Business, to the Knowledge of Sellers, none of the Acquired Assets or any property used in the Business is (i) “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code; (ii) “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code; (iii) subject to Section 168(g)(1)(A) of the Code; or (iv) subject to any provision of state, local or foreign Law comparable to any of the provisions listed above.

(k)    None of the Acquired Entities has participated (within the meaning of Treasury Regulation Section 1.6011-4(c)(3)) in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).
(l)    None of the Sellers is a foreign person within the meaning of Section 1445 of the Code.
(m)    Each Acquired Entity is, and has been since its formation, (i) treated as disregarded as separate from its owner or (ii) properly classified as a partnership and has in effect a valid election under Section 754 of the Code for U.S. federal Income Tax purposes, and no election has been made by any Acquired Entity to be treated as an association for U.S. federal Income Tax purposes.
(n)    All applicable Taxes required to be paid on the motor fuel Inventory of the Business have been paid or will be paid on or prior to the payment due date for such Taxes.
(o)    None of the Acquired Entities has any liability for Taxes of any Person (other than the Acquired Entities) as a result of being or having been part of any consolidated combined, affiliated, aggregate, unitary or similar group for purposes of filing Tax Returns or paying Taxes (including any liability under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or non-U.S. Tax Law) or as a transferee or successor or by contract (other than commercial agreements entered into in the Ordinary Course of Business, the principal purposes of which are not related to Taxes).
Section 3.17    Absence of Certain Changes. Except as set forth on Section 3.17 of the Seller Disclosure Schedule, since the Balance Sheet Date:
(a)    There has not occurred any Material Adverse Effect;
(b)    Through the Signing Date, each Seller has operated the Business in the Ordinary Course of Business;
(c)    Through the Signing Date, no Seller nor any of their respective Subsidiaries has taken any action that would have required Buyer’s consent pursuant to Section 5.1(b) (other than Section 5.1(b)(i), (ii), (iii), (iv), (vii), (viii), (ix), (xiv) or (xix) (to the extent related to the foregoing subsections)) if the terms of such section had been in effect as of the Balance Sheet Date.
Section 3.18    Material Contracts.
(a)    Section 3.18(a) of the Seller Disclosure Schedule sets forth a true and complete list of Material Contracts as of the Signing Date. For purpose of this Agreement, a “Material Contract” means any Assigned Contract which is in any of the following categories:
(i)    any Contract for the purchase of goods (which shall not include, for the avoidance of doubt, motor fuels for resale) or services involving more than $20,000,000 per year that has a remaining term of more than one (1) year;

(ii)    any Contract with an unaffiliated third party pursuant to which any Seller or any Acquired Entity purchases or obtains motor fuels for resale in an amount greater than $20,000,000 in any calendar year in connection with the Business;
(iii)    any Contract pursuant to which the Acquired Entities made in 2019, or are committed to make in 2020 or any calendar year thereafter, any payment in excess of $20,000,000, or any Assigned Contract creating any post-Closing obligation of the Acquired Entities of $20,000,000 or more in the aggregate with respect to any such Assigned Contract;
(iv)    any Contract for the lease or sublease (either as lessee, sublessee, lessor or sublessor) of (A) tangible personal property or (B) real property (including all leases for the Leased Real Property), in each case which requires payments by an Acquired Entity of more than $1,500,000 in any calendar year;
(v)    any Contract containing a provision that (A) impairs or restricts, in any material respect, the ability of any Seller (solely with respect to the Business) or any Acquired Entity to (1) conduct the Business in any geographic area or any line of business or type of service or to compete with any other Person, (2) solicit, hire or retain any Person as an employee, consultant or independent contractor for the Business, (3) acquire any product or services from any other Person, (4) solicit any customer of any other Person, or (5) acquire any product or services from any other Person; or (B) requires any Seller (solely with respect to the Business) or any Acquired Entity to purchase the total requirements of any product or service from a third party or contains a “take or pay” provision;
(vi)    any Contract containing (A) a “most-favored nations” clause or other clause that purports to adjust pricing or services provided by any Acquired Entity or the Business in a manner material to the Business or (B) any exclusivity provision or similar provision material to the conduct of the Business;
(vii)    any Contract on which a material loyalty rewards program or similar program for customers primarily related to the Business or which any Acquired Entity offers or sponsors is substantially dependent;
(viii)    any Contract related to a branded, sponsored credit card or other similar credit card program primarily related to the Business or which any Acquired Entity offers or sponsors;
(ix)    any material license Contract pursuant to which any Seller (solely with respect to the Business) or any Acquired Entity (A) has acquired the right to use any material Business Intellectual Property, other than software that is generally commercially available or any other IT Assets, or any nondisclosure agreements, employee invention assignment agreements, customer end user agreements and similar agreements entered into in the Ordinary Course of Business, or (B) has granted to any third party any license to use any material Business Intellectual Property owned by any

Seller (solely with respect to the Business) or any Acquired Entity, other than non-exclusive licenses in the Ordinary Course of Business;
(x)    any Contract relating to the incurrence, assumption or guarantee by an Acquired Entity of Indebtedness for borrowed money or any capitalized lease obligation, or under which any of the Acquired Assets are subjected to an Encumbrance securing outstanding indebtedness for borrowed money or any other Contract that is a guaranty, performance, bid or completion or surety bond, in each case, in excess of $20,000,000;
(xi)    any Contract for the sale of any material Acquired Assets since January 1, 2014, in each case, other than in the Ordinary Course of Business or for the sale of any Retail Site;
(xii)    each Contract relating to the acquisition (by merger, purchase of stock or assets or otherwise) since January 1, 2014, by any Seller or any of their respective Affiliates of (A) any operating business or (B) any Acquired Asset, other than in the Ordinary Course of Business;
(xiii)    any Contract that is a limited liability company agreement, partnership agreement, joint venture agreement or similar agreement;
(xiv)    each Collective Bargaining Agreement or other Contract with any Union;
(xv)    any Contract for (A) employment or (B) consulting services with annual compensation in excess of $200,000;
(xvi)    any Contract with any Seller or any Affiliates of Sellers (other than the Acquired Entities), other than a Contract that will terminate pursuant to Section 5.11;
(xvii)    any material Contract between (A) any Acquired Entity, on the one hand, and any Governmental Entity, on the other, or (B) any Acquired Entity, on the one hand, and any prime contractor, higher tier subcontractor, or resellers to any Governmental Entity, on the other, by which any Acquired Entity agrees to provide goods or services that will ultimately be delivered to or otherwise benefit such Governmental Entity;
(xviii)    any other Contracts of the type described in subsections (i) through (xvii) that were not entered into in the Ordinary Course of Business and that involve more than $20,000,000 per year and a remaining term of more than one year; and
(xix)    any outstanding written commitment to enter into any Contract of the type described in subsections (i) through (xvii) of this Section 3.18(a).
(b)    Except as set forth on Section 3.18(b) of the Seller Disclosure Schedule (i) each Seller has performed in all material respects all obligations required to be performed by it under the Material Contracts to which it is a party, (ii) each Material Contract (A) constitutes a valid and binding obligation of the applicable Seller or its applicable Subsidiary and, to the Knowledge of Sellers, each other party thereto, and, other than any Material Contract that will be assigned after the Closing pursuant to Sections 5.7(c) and 5.7(d), will as of the Closing constitute a valid and binding obligation of an Acquired Entity, and (B) is enforceable against the applicable Seller or its applicable Subsidiary and, to the Knowledge of Sellers, each other party thereto, and, other than any Material Contract that will be assigned after the Closing pursuant to Sections 5.7(c) and 5.7(d), will as of the Closing be enforceable against the applicable Acquired Entity, except that such enforcement in each case may be limited by the Bankruptcy and Equity Principles; (iii) each Seller or its applicable Subsidiary is not (with or without the lapse of time or the giving of notice or both), and at Closing none of the Acquired Entities will be, in material breach of or material default under any Material Contract; (iv) to the Knowledge of Sellers, no third party to any Material Contract (with or without the lapse of time or the giving of notice or both) is in material breach or material default thereunder; and (v) no third party to any Material Contract has exercised in writing any termination or non-renewal rights with respect thereto or has given written notice of any dispute with respect to such Material Contract. No Seller nor any Acquired Entity has received any written notice of the intention of any party to terminate any Material Contract. Prior to the Closing, Sellers shall have delivered or made available to Buyer complete and correct copies of all Material Contracts or, in the case of any oral Material Contract, a summary of all material terms.
Section 3.19    Labor.
(a)    Except as set forth on Section 3.19(a) of the Seller Disclosure Schedule: (i) no Seller nor any Acquired Entity is a party, bound, or subject to any collective bargaining agreement, works council agreement, labor union contracts, trade union agreement or other similar agreement (each a “Collective Bargaining Agreement”) with any union, works council, employee representative body or labor organization (each a “Union” and collectively “Unions”) that relates to the Business Employees (each such Collective Bargaining Agreement listed on Section 3.19(a) of the Seller Disclosure Schedule is herein referred to as a “Business CBA”); (ii) in the three (3) years preceding the Signing Date, no Union or group of employees of any Seller or any Acquired Entity, to the Knowledge of Sellers, has (A) sought to organize any Business Employees for purposes of collective bargaining or made a demand for recognition or certification or (B) sought to bargain collectively with any Seller or any Acquired Entity, or filed a petition for recognition with a Governmental Entity relating to Business Employees; (iii) as of the Signing Date, no Collective Bargaining Agreement is being negotiated by any Seller or any Acquired Entity relating to Business Employees; (iv) in the three (3) years preceding the Signing Date, there have been no actual or threatened lockouts, strikes, boycotts, handbilling, picketing, walkouts, demonstrations, leafleting, sit-ins, sick-outs, slowdowns, work stoppages or other forms of labor disruption with respect to the Business; and (v) each Seller and Acquired Entity is and for the three (3) years prior to the Signing Date has been in compliance with each Business CBA in all material respects.
(b)    Except as set forth on Section 3.19(b) of the Seller Disclosure Schedule, and except as would not reasonably be expected to adversely affect the Business in any material respect, individually or in the aggregate, for the three (3) years prior to the Signing Date: (i) each natural person performing work for the Business classified by any Seller or any of the Acquired Entities as an “independent contractor,” consultant, volunteer, subcontractor, “temp,” leased employee or other contingent worker is properly classified under applicable Laws, and each Seller and Acquired Entity has fully and accurately reported all payments to all independent contractors and other contingent workers on IRS Form 1099s or as otherwise required by applicable Laws; (ii) each Business Employee and Former Business Employee classified as “exempt” from overtime under the Fair Labor Standards Act (“FLSA”) and any state Laws governing wages, hours, and overtime pay has been properly classified as such, and each Seller and Acquired Entity has not incurred any Liabilities under the FLSA or any state wage and hour Laws; (iii) each Business Employee and Former Business Employee not subject to the FLSA has been properly categorized according to applicable Law, and has been paid overtime wages consistent with applicable Law; (iv) no Seller nor any Acquired Entity has, with respect to Business Employees or Former Business Employees, failed to provide advance notice of layoffs or terminations as required by the WARN Act or incurred any Liability under such Laws; (v) solely in respect of the Business, each Seller and Acquired Entity is in compliance with all applicable Laws relating to labor and employment, including, but not limited to, all Laws relating to employment practices; the hiring, background check, promotion, assignment, and termination of employees; discrimination; equal employment opportunities; sexual harassment; disability; labor relations; wages and hours; hours of work; payment of wages; immigration; workers’ compensation; employee benefits; working conditions; occupational safety and health; family and medical leave; employee terminations; or data privacy and data protection; (vi) solely in respect of the Business, there are no pending or, to the Knowledge of Sellers, threatened, Actions, grievances, or unfair labor practice charges, against any Seller or any of the Acquired Entities brought by or on behalf of any applicant for employment; any Business Employee or Former Business Employee; any independent contractor of any Seller or Acquired Entity who is a natural person; any leased employee, volunteer or “temp” of any Seller or Acquired Entity; any person alleging to be a current or former employee of any Seller or Acquired Entity; any group or class of the foregoing, or any Governmental Entity, in each case in connection with his or her affiliation with, or the performance of his or her duties to, such Seller or Acquired Entity, or alleging the violation of any labor or employment Laws, breach of any Collective Bargaining Agreement, breach of any express or implied contract of employment, wrongful termination of employment or any other discriminatory, wrongful, or tortious conduct in connection with the employment relationship; (vii) each Business Employee has all work permits, immigration permits, visas or other authorizations required by Law for such employee given the duties and nature of such employee’s employment; (viii) to the Knowledge of Sellers, no individual who has been a service provider to the Business, including, for the avoidance of doubt, any Former Business Employee, in the three (3) years prior to the Signing Date has been improperly excluded from, or wrongly denied benefits under, any Benefit Plan; and (ix) to the Knowledge of Sellers, no Business Employee or Former Business Employee has (1) been investigated in connection with any misconduct, nor subject to any disciplinary action, that could reasonably be expected to cause any material damage to the Business or reputation of any of the Acquired Entities, or (2) engaged or aided in any conduct or cover-up of such conduct that could cause or has caused material damage to the Business or reputation of any of the Acquired Entities, including, but not limited to, any conduct constituting sexual misconduct, harassment (including sexual harassment) or discrimination.

Section 3.20    Compliance with Law.
(a)    Each Seller’s (solely with respect to the Business) and the Acquired Entities’ ownership and operation of the Business and the Acquired Assets is, and has been for the four (4) years preceding the Signing Date, in compliance in all material respects with applicable Laws (including any Laws related to employment, the Americans with Disabilities Act, employee benefits and the sale of tobacco and alcoholic beverages). No Seller (solely with respect to the Business) or Acquired Entity has been threatened in writing to be charged with or given written notice by a Governmental Entity of, any material violation of applicable Laws and, to the Knowledge of Sellers, none of Sellers (solely with respect to the Business) or the Acquired Entities is under investigation by any Governmental Entity with respect thereto. Sellers and the Acquired Entities maintain a reasonable program to ensure that the operation and ownership of the Business are in compliance with applicable Law.
(b)    Except as set forth on Section 3.20(b) of the Seller Disclosure Schedule, (i) each Seller and its respective Subsidiaries has all approvals, permits, certifications, registrations, exemptions, licenses or other authorizations of Governmental Entities (collectively, “Permits”) required to conduct the Business in all material respects as conducted by such Seller or Subsidiary on the Signing Date and (ii) except as would not be material to the Business, as of the Closing (but without giving effect to the Sale), the Acquired Entities will have all Permits required to conduct the Business as conducted on the Signing Date. Each Permit used in the operation of the Business as currently conducted has been lawfully and validly issued and has not expired, and no Seller nor any Acquired Entity has received any notice that any such Permit will not be renewed, except as would not reasonably be expected to be material to the Business. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, each Seller and its respective Subsidiaries (x) are in compliance in with all Permits required to conduct the Business and have not received any written notification from any Governmental Entity alleging that such Seller or Subsidiary is in violation of any such Permit, and (y) no Action is pending or, to the Knowledge of Sellers, threatened that looks toward the revocation, suspension or limitation of any such Permit, nor are there any violations of any such Permit that would result in its termination.
Section 3.21    Employee Benefit Plans.
(a)    Section 3.21(a) of the Seller Disclosure Schedule sets forth a true and complete list, as of the Signing Date, of (i) each material Acquired Entity Plan and (ii) each material Seller Plan.
(b)    With respect to each material Acquired Entity Plan, Sellers have made available to Buyer current, accurate and complete copies (or, to the extent no such copy exists, an accurate description) of the following documents to the extent applicable: (i) the plan document or agreement and all amendments thereto, (ii) any trust agreements or other funding arrangements, (iii) any summary plan descriptions and summaries of material modifications, (iv) a copy of the most recently filed Form 5500 (with schedules and financial statements attached), (v) actuarial valuations and reports for the most recently completed plan year, (vi) the most recent determination, advisory or opinion letter received from the Internal Revenue Service

(“IRS”), and (vii) any material written communications to or from a Governmental Entity to the extent any such underlying issue remains open or unresolved.
(c)    Except as set forth on Section 3.21(c) of the Seller Disclosure Schedule: (i) each Seller Plan and Acquired Entity Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS (or is entitled to rely upon a favorable opinion letter issued by the IRS), and to the Knowledge of Sellers, no event or circumstance exists or has occurred that has affected or is likely to adversely affect the qualified status of such plan, (ii) except as would not reasonably be expected, in the aggregate, to result in material Liability to the Business, there are no actions, suite or claims pending (other than routine claims for benefits) or, to the Knowledge of Sellers, threatened with respect to any Seller or any of their respective Subsidiaries or Affiliates involving any Seller Plan, or any Acquired Entity Plan or the assets of such plan, (iii) except as would not reasonably be expected, in the aggregate, to result in material Liability to the Business, all payments, benefits, contributions, premiums, payments or other Liabilities or expenses due to date with respect to an Acquired Entity Plan have been timely made or paid and accrued to the extent required by GAAP, (iv) no Acquired Entity Plan is subject to the Laws outside of the United States, (v) the Business has no obligation or Liability to provide post-employment medical or welfare benefits to any Business Employee or Former Business Employee, other than statutory Liability for providing group health plan continuation coverage under Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code or similar provisions of applicable state law at the sole expense of the Business Employee or Former Business Employee or such Business Employee’s or Former Business Employee’s spouse or dependent, (vi) except as would not reasonably be expected, in the aggregate, to result in material Liability to the Business, each Acquired Entity Plan and Seller Plan has been operated and administered in compliance with its terms and all applicable Laws and regulations, including ERISA and the Code, and (vii) no Acquired Entity Plan has engaged in any transaction prohibited by Section 406 of ERISA or Section 4975 of the Code, for which no statutory exemption or Department of Labor (“DOL”) class exemption is available.
(d)    Except as would not reasonably be expected, in the aggregate, to result in material Liability to the Business, with respect to any Acquired Entity Plan that is subject to Title IV of ERISA, (i) there does not exist any failure to meet the “minimum funding standard” of Section 412 of the Code or 302 of ERISA (whether or not waived), (ii) such plan is not in “at-risk” status for purposes of Section 430 of the Code, (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the notice requirement was not waived has occurred in the two (2) years prior to the Signing Date, (iv) all premiums to the Pension Benefit Guaranty Corporation (“PBGC”) have been timely paid in full and (v) the PBGC has not instituted proceedings to terminate any such plan.
(e)    Section 3.21(e) of the Seller Disclosure Schedule sets forth a list of each Multiemployer Plan that is a welfare plan to which any Acquired Entity is required to contribute as of the date hereof, or to which any Acquired Entity could have any Liability (contingent or otherwise).
(f)    Except as would not reasonably be expected, in the aggregate, to result in material Liability to the Business, (i) as of the Signing Date, no Acquired Entity contributes to,

or is obligated to contribute to, any Multiemployer Plan that is a defined benefit pension plan, and (ii) in the past six (6) years prior to the Signing Date there has been no “complete withdrawal” or “partial withdrawal” by any Acquired Entity within the meaning of Section 4203 and 4205 of ERISA, respectively, with respect to a Multiemployer Plan defined benefit pension plan for which the associated withdrawal liability has not been satisfied in full.
(g)    Except as would not reasonably be expected, in the aggregate, to result in material Liability to the Business, to the Knowledge of Sellers, no Acquired Entity Plan is under audit or is the subject of an investigation by the IRS, the DOL, the PBGC or any other Governmental Entity (and, without regard to the Knowledge of Sellers, no Acquired Company nor any of the Acquired Entities has received written notice of any such audit or investigation) nor, to the Knowledge of Sellers, is any such audit or investigation threatened or anticipated with respect to any Acquired Entity Plan.
(h)    Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, either alone or in combination with another event will or could: (i) increase the amount or value of, any payment, right or other benefits to any Business Employee or Former Business Employee, (ii) entitle any Business Employee or Former Business Employee to severance pay or unemployment compensation, (iii) result in the acceleration of the time of payment, vesting or funding of any compensation or benefits payable to any Business Employee or Former Business Employee, (iv) trigger any other material obligation that would reasonably be expected to be a Liability of Buyer or any of its Subsidiaries or Affiliates or any Acquired Entity to any Business Employee or Former Business Employee, or (v) limit or restrict the right to amend, terminate or transfer the assets of any Acquired Entity Plan or related trust. No Seller nor any of their respective Subsidiaries or Affiliates nor any Acquired Entity has any obligation to gross-up or reimburse any Business Employee, Former Business Employee or current or former officer, director, manager, consultant or other service provider of the Business of any of the Acquired Entities for any tax or related interest or penalties incurred by such individual, including under Sections 409A or 4999 of the Code (or any corresponding provisions of state or local Law relating to Tax).
Section 3.22    Intellectual Property.
(a)    Section 3.22(a) of the Seller Disclosure Schedule sets forth (i) with respect to the Business Intellectual Property owned by any Seller or any Acquired Entity a complete and accurate list, as of the Signing Date, of all registered Business Intellectual Property and (ii) the Business IT Assets, except for such Business IT Assets that are (x) commercially available or (y) not material to the Business. Except as would not reasonably be expected to be material to the Business, there is no Action pending or, to the Knowledge of Sellers, threatened in writing, that challenges the validity, enforceability, registration, ownership or use of any Business Intellectual Property.
(b)    Except as set forth on Section 3.22(b) of the Seller Disclosure Schedule or as would not have a Material Adverse Effect, as of the Closing (but without giving effect to the Sale), the Business Intellectual Property and the Intellectual Property licensed by, or with respect to which rights, services or other benefits would be made available to Buyer, the Acquired Entities or their respective Affiliates under the Ancillary Agreements, constitute all of the

Intellectual Property necessary or used to operate and conduct the Business as currently conducted, except for such Intellectual Property which is not material to the operation of the Business or which can be readily obtained by Buyer, including as publicly available “commercial” software packages.
(c)    Except as set forth on Section 3.22(c) of the Seller Disclosure Schedule or as would not have a Material Adverse Effect, to the Knowledge of Sellers: (i) the conduct of the Business as currently conducted by each Seller is not infringing, misappropriating or violating any Person’s Intellectual Property rights, and there is no Action pending before any Governmental Entity or threatened in writing against such Seller (in each case, with respect to the Business) or any Acquired Entities alleging such infringement; and (ii) no Person is infringing, misappropriating or violating any Business Intellectual Property owned by any Seller, and no claims are pending before any Governmental Entity or are threatened in writing against any Person by any Seller (in each case, solely with respect to the Business) or any Acquired Entity alleging such infringement.
(d)    Each Seller and its Subsidiaries, as applicable, have taken commercially reasonable measures to safeguard the material Trade Secrets included in the Business Intellectual Property. To the Knowledge of the Sellers, there are no circumstances which exist that are likely to give rise to any claim for any compensation or other payments such as royalties in relation to any Business Intellectual Property that such Person contributed, developed or conceived, in each case, except as would not, individually or in the aggregate, be material to the Business. To the Knowledge of Sellers, (x) no employee, independent contractor or agent of any Seller has misappropriated any material Trade Secrets of any Seller in the course of his or her performance as an employee, independent contractor or agent, and (y) no employee, independent contractor or agent of any Seller is in material default or material breach of any material term of any employment agreement, nondisclosure agreement, assignment of invention agreement or similar agreement or contract to the extent relating to the protection, ownership, development, use or transfer of Intellectual Property of any Seller in connection with the Business. Except as would not reasonably be expected to have a Material Adverse Effect, no Seller has: (i) disclosed any of the Trade Secrets included in the Business Intellectual Property to any third-party other than pursuant to a written confidentiality agreement, or (ii) disclosed, delivered, licensed or otherwise made available, nor has a duty or obligation (whether present, contingent or otherwise) to disclose, deliver, license or otherwise make available, any source code for any proprietary software of the Business to any Person.
(e)    Except as would not be material to the Business, no Seller uses, and during the three (3) years prior to the Signing Date, no Seller has used, any “open source” software or any modification or derivative thereof in a manner that would require any Business Intellectual Property or Business IT Assets: (i) to be disclosed or distributed in “source code” form, (ii) to be licensed for the purposes of preparing derivative works or (iii) to be redistributed at no charge.
(f)    (i) Each Seller and its Subsidiaries, as applicable, have taken measures consistent with good industry practice to protect the security, continuous operation, and integrity of their Business IT Assets and (ii) each Business IT Asset is owned or licensed by the applicable Seller, except in the case of the foregoing clauses (i) and (ii) as would not reasonably be expected to be material to the Business. Except as would not reasonably be expected to be material to the Business, (x) the Business IT Assets have not suffered any material failure since January 1, 2017 (or such shorter time as such Business IT Assets have been owned by such Seller or its Subsidiaries), (y) the Business IT Assets are in good working order (ordinary wear and tear excepted) and, together with such rights, services or other benefits that would be made available to Buyer, the Acquired Entities or their respective Affiliates under the Ancillary Agreements, are adequate for the current operation and conduct of the Business, and (z) since January 1, 2017 (or such shorter time as the applicable Acquired Entity has been a Subsidiary of such Seller or its respective Subsidiaries), no Seller has suffered any security breaches or any unauthorized disclosures of data that have resulted in: (i) a third-party obtaining access to any confidential information of such Seller; or (ii) an obligation to notify any Governmental Entity or any other Person, in each case, solely in connection with the Business. Except as would not reasonably be expected to be material to the Business, each Seller has implemented and maintained, consistent with its contractual obligations to third persons: (i) security and other measures to protect the Business IT Assets from unauthorized access, use, or modification, (ii) disaster recovery and back up procedures in relation to the Business IT Assets, and (iii) the carrying out of regular penetration testing on the Business IT Assets and reasonable remediation of weaknesses detected by such testing.
(g)    Other than as set forth in Section 3.6(a) and this Section 3.22, no other representation or warranty shall be deemed to be made in respect of intellectual property matters.
Section 3.23    Environmental Matters.
(a)    Except as set forth on Section 3.23 of the Seller Disclosure Schedule or as would not, individually or in the aggregate, reasonably be expected to be material to the Business:
(i)    the Business’ operations are in compliance, and have been in compliance for the five year period immediately preceding the Closing Date, with all applicable Environmental Laws;
(ii)    (x) as of the Signing Date Sellers have obtained and possess all Environmental Permits, (y) as of the Closing (but without giving effect to the Sale), the Acquired Entities will have obtained and possess all Environmental Permits, other than those Environmental Permits for which appropriate arrangements have been implemented pursuant to Section 5.7(b), and (z) all such Environmental Permits are in full force and effect, and applications for renewals or amendment thereof have been timely filed, and Sellers, their respective Subsidiaries and the Acquired Entities are, and for the five year period immediately preceding the Closing Date have been, operating in compliance in all material respects with such Environmental Permits;
(iii)    no Action is pending, or, to the Knowledge of Seller, threatened, relating to Environmental Law affecting the Business or any Acquired Assets, or which would reasonably be expected to result in revocation of, or additional restrictions in, any Environmental Permits; and any Liabilities arising from or in connection with any such Actions are covered by (y) policies of insurance (including insurance covering environmental remediation or other risks, but excluding self-insurance or other reserves) or (z) to the extent available, eligible for reimbursement under or payable by the applicable state petroleum storage tank fund or other similar fund;
(iv)    no Seller is subject to any outstanding judgment, order or decree (including any consent decree) or similar ruling, or any Contract with a Governmental Entity, pursuant to Environmental Law with respect to the Business or any Acquired Assets;
(v)    none of Sellers or their respective Affiliates has received a written notice or written information request in the five (5) years prior to the Signing Date from any Person regarding a violation of Environmental Laws, a release of Hazardous Materials or any Liability arising under Environmental Laws in connection with the Acquired Assets or the Business which has not been fully resolved;
(vi)    none of Sellers, their respective Affiliates or the Acquired Entities has handled, stored, transported, disposed of, arranged for or permitted the disposal of, or Released any Hazardous Materials, or owned or operated any property or facility (and, to the Knowledge of Sellers, no such property or facility is contaminated by any Hazardous Materials) in a manner that had given or would give rise to material Liabilities, including Liabilities for response costs, corrective action costs, personal injury, property damage or natural resources damages, of the Acquired Entities pursuant to Environmental Law;
(vii)    the Acquired Entities and each parcel of Owned Real Property and Leased Real Property is eligible to receive reimbursement or other funding assistance under the applicable state petroleum storage tank fund or other similar fund, to the extent such fund exists, and none of Sellers, their respective Affiliates or the Acquired Entities has taken any action that has or would be expected to limit, prohibit or adversely affect Buyer’s or any Acquired Entity’s eligibility to receive reimbursement or other funding assistance under any state petroleum storage tank fund or other similar fund; and
(viii)    no Acquired Entity has, either expressly or by operation of Law, assumed or undertaken any material Liability, including any obligation for corrective or remedial action, of any other Person relating to Environmental Laws.
(b)    Other than as set forth in this Section 3.23, no other representation or warranty shall be deemed to be made in respect of any environmental, health or safety matters, including any matters arising under Environmental Laws, or any matters relating to Hazardous Materials.
Section 3.24    Transactions with Affiliates. Except (a) as set forth on Section 3.24 of the Seller Disclosure Schedule, (b) for the Seller Shared Assets (c) for the Ancillary Agreements and the transactions contemplated thereby and (d) as contemplated by Section 5.7, following the Effective Time: (i) no Seller nor any Retained Subsidiary will have any ownership, financial or other interest in any Acquired Asset; (ii) no Seller nor any Retained Subsidiary will owe any Indebtedness to any Acquired Entity and neither Buyer nor any Acquired Entity will owe any

Indebtedness to any Seller or Retained Subsidiary; (iii) there will be no material agreements or arrangements between any Seller or Retained Subsidiary, on the one hand, and any Acquired Entity, on the other hand; and (iv) except for any employment, management consulting or similar contract set forth on Section 3.21(a) of the Seller Disclosure Schedule, there will be no Assigned Contract with any director or executive officer of any Seller or Acquired Entity.
Section 3.25    Brokers’ Fees. With the exception of fees and expenses payable to parties listed on Section 3.25 of the Seller Disclosure Schedule, which shall be the sole responsibility of Sellers, no broker, finder, investment banker, financial advisor or other person is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any Ancillary Agreement based upon arrangements made by or on behalf of Sellers or the Acquired Entities.
Section 3.26    Privacy and Data Security.
(a)    Except as set forth on Section 3.26 of the Seller Disclosure Schedule, each Seller’s (solely with respect to the Business) and the Acquired Entities’ collection, use, storage, dissemination, processing and disposal of any personally identifiable information concerning individuals (including, as applicable, customers and employees) is, and has been since January 1, 2017, in compliance with all applicable privacy policies, terms of use and contractual obligations and with all applicable Laws, in each case except as would not be material to the Business. Each Seller (solely with respect to the Business) and each of the Acquired Entities maintains, and have maintained since January 1, 2017, commercially reasonable plans, policies and procedures regarding data security and privacy to safeguard sensitive data (including Personal Data), including reasonable and appropriate administrative, technical and physical safeguards to protect against unauthorized or unlawful access, use, modification, disclosure or other misuse the privacy, confidentiality and security of any such sensitive data in the possession, custody or control of the Business, except as would not be material to the Business.
(b)    Except as set forth on Section 3.26 of the Seller Disclosure Schedule, since January 1, 2016, no Seller nor any Acquired Entity has received any notice or allegation of, and there have been, to the Knowledge of Sellers, no security breaches relating to, or violations of any material security policy regarding, or any unauthorized access or use of, any Personal Data collected, used, stored, disseminated, processed by or disposed of by Sellers (solely with respect to the Business) or the Acquired Entities in connection with the Business, in each case except as would not be material to the Business. Except as would not reasonably be expected to be material to the Business, each Seller and Acquired Entity has provided all legally required notices to each affected individual and any applicable Governmental Entity of any unauthorized access, use or disclosure of any Personal Data.
Section 3.27    Insurance. Except as would not reasonably be expected to be material to the Business, in connection with the operation of the Business, each Seller (solely with respect to the Business) and its respective Subsidiaries maintain insurance (including self-insurance) in such amounts and against such risks as (a) such Seller or Subsidiary has in good faith determined to be sufficient for the conduct of the Business, (b) as may be required under any lease of Leased Real Property or Contract and (c) as may be required by applicable Laws. Except as would not reasonably be expected to be material to the Business, (i) all policies of insurance (including insurance covering environmental remediation or other environmental risks) maintained by any Seller (solely with respect to the Business) and any Acquired Entity and covering any of the Business Real Property, Acquired Assets or the Business are legal, valid, binding and enforceable, and in full force and effect, (ii) with respect to the Business Real Property, the Business and the Acquired Assets, no Seller nor any Acquired Entity has ever been denied coverage by any third-party insurer or had any coverage cancelled by any third-party insurer, nor has any such denial or cancellation been threatened, (iii) there is no default with respect to any provisions contained in any such policies nor has there been any failure to give notice of or present any claim under such policies in a due and timely fashion and (iv) no notice of cancellation or non-renewal by any third-party insurer of any such policy has been received.
Section 3.28    Bonds. Except as described in Section 3.28 of the Seller Disclosure Schedule, each Seller (solely with respect to the Business) maintains all surety or other bonds required in connection with the operation of the Business, as currently conducted in all material respects by such Seller.
Section 3.29    PMPA. Each of the Acquired Entities is, and has been for the four (4) years preceding the Signing Date, in compliance with the PMPA except as would not be material to the Business or is not a “franchisor” (as that term is defined in the PMPA). Except as set forth on Section 3.29 of the Seller Disclosure Schedule or as would not, individually or in the aggregate, be material to the Business, no Seller or Acquired Entity is a party to any Action arising from the Sellers’ or the Acquired Entities’ alleged non-compliance with PMPA with respect to the Business.
Section 3.30    Certain Payments. None of the Acquired Entities, Sellers (solely with respect to the Business), any existing or former officer, any director, or, to the Knowledge of Sellers, any existing or former employee, agent or other Person acting on behalf of any Acquired Entity, any Seller (solely with respect to the Business) or any such Person (a) has, directly or indirectly, made, given or agreed to give any money, gift, contribution, bribe, rebate, payoff, influence payment, kickback or similar benefit to any Person, private or public, regardless of form, whether in money, property or services (i) to obtain favorable treatment in securing business for any Acquired Entity, any Seller (solely with respect to the Business) or the Business, (ii) to pay for favorable treatment for business secured by any Acquired Entity or Seller (solely with respect to the Business) or (iii) to obtain special concessions or for special concessions already obtained, for or in respect of any Acquired Entity, any Seller (solely with respect to the Business) or the Business, in each case of clauses (i)–(iii) in violation of any Law, or (b) established or maintained any fund or asset with respect to any Acquired Entity or Seller (solely with respect to the Business) that has not been recorded in the books and records of such Acquired Entity or Seller, as applicable.
Section 3.31    Unclaimed Property. Except as would not reasonably be expected, in the aggregate, to result in material Liability to the Business:
(a)    each of the Acquired Entities has filed or caused to be filed with the appropriate Governmental Entities all Unclaimed Property returns, reports, declaration, information or other documents required to be filed (the “Unclaimed Property Reports”) and remitted to the appropriate Governmental Entity all Unclaimed Property required to be remitted;
(b)    all Unclaimed Properties due and owing by any of the Acquired Entities as a result of any examination or audit by any Governmental Entity have been fully remitted;
(c)    none of the Acquired Entities has been subject to a written claim by a Governmental Entity in a jurisdiction in which such Acquired Entity does not file Unclaimed Property Reports that such Acquired Entity is or may be required to file an Unclaimed Property Report in that jurisdiction; and
(d)    each of the Acquired Entities has complied with all applicable Laws relating to Unclaimed Property (including, but not limited to, any abandoned property, escheat or similar Laws).
ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER
Buyer hereby represents and warrants to Sellers and Seller Parent as of the Signing Date and as of the Closing Date as follows:
Section 4.1    Due Organization and Good Standing. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of Texas.
Section 4.2    Authorization of Transaction. Buyer has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement, the Ancillary Agreements and each other agreement, document and instrument to be executed and delivered by Buyer pursuant hereto and thereto, and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Buyer of this Agreement, the Ancillary Agreements and each other agreement, document and instrument to be executed and delivered by Buyer pursuant hereto or thereto and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Buyer and no other corporate acts or proceedings on the part of Buyer are necessary to authorize the execution, delivery and performance by Buyer of this Agreement, the Ancillary Agreements and each other agreement, document and instrument to be executed and delivered by Buyer pursuant hereto and thereto or to consummate the transactions contemplated hereby or thereby. This Agreement has been duly executed and delivered by Buyer and, assuming due authorization, execution and delivery by Sellers and Seller Parent, constitutes, and each Ancillary Agreement, when executed and delivered by Buyer (assuming due authorization execution and delivery by the other parties thereto) shall constitute, a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except that such enforcement may be limited by the Bankruptcy and Equity Principles.
Section 4.3    Governmental Filings. No Governmental Filings are required in connection with the execution, delivery and performance of this Agreement or the Ancillary Agreements by Buyer or the consummation by Buyer of the transactions contemplated hereby or thereby, except for: (a) any Governmental Filings required under the HSR Act; or (b) such other

Governmental Filings the failure of which to be obtained or made would not materially impair or delay Buyer’s ability to consummate the transactions contemplated by this Agreement or any Ancillary Agreement or perform its obligations hereunder or thereunder.
Section 4.4    No Conflict or Violation. The execution, delivery and performance by Buyer of this Agreement, the Ancillary Agreements and each other agreement, document and instrument to be executed and delivered by Buyer pursuant to hereto and thereto and the consummation of the transactions contemplated hereby and thereby do not: (a) assuming all of the Governmental Filings contemplated by clauses (a) through (c) of Section 3.4 and by clauses (a) and (b) of Section 4.3 have been made and/or obtained, violate any Law to which Buyer is subject; (b) require authorization, consent, license, registration, exemption of, approval by, filing with or notice under, conflict with, result in a violation or constitute a breach of or default under (or event that, with or without notice or lapse of time or both, would constitute a breach of or default under), result in the acceleration of, or require any notice under or create in any party the right to accelerate, terminate, modify or cancel (i) any term or provision of the Organizational Documents of Buyer, (ii) any Permit or (iii) any Contract to which Buyer is party or to which an Acquired Entity, the Business or any Business asset is subject or by which Buyer is bound; or (c) result in the creation of any Encumbrance (other than Permitted Encumbrances) on the Acquired Company Interests or any Acquired Asset, except, with respect to the foregoing clauses (a), (b) and (c), for such matters that would not, individually or in the aggregate, materially impair or delay Buyer’s ability to consummate the transactions contemplated by this Agreement or any Ancillary Agreement or perform its obligations hereunder or thereunder.
Section 4.5    Legal Proceedings. As of the Signing Date, there are no Actions pending or, to the Knowledge of Buyer, threatened against Buyer that challenge or seek to prevent, enjoin, alter or delay the transactions contemplated by this Agreement, any Ancillary Agreement or any of the other documents and instruments to be executed and delivered by Buyer in connection therewith. As of the Signing Date, Buyer is not subject to any judgment, decree, injunction or order of any Governmental Entity which would materially impair or delay Buyer’s ability to consummate the transactions contemplated by this Agreement or any Ancillary Agreement or perform its obligations hereunder or thereunder.
Section 4.6    Acquisition of Equity for Investment. Buyer has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of Buyer’s purchase of the Acquired Company Interests. Buyer confirms that (i) Buyer can bear the economic risk of its investment in the Acquired Company Interests, including a complete loss of its investment in the Acquired Company Interests, (ii) Buyer has been furnished the materials relating to Buyer’s purchase of the Acquired Company Interests which Buyer has requested and (iii) Buyer and its Representatives have had the opportunity to ask questions of the officers and management employees of the Business and to acquire additional information about the Business from Sellers. Buyer is acquiring the Acquired Company Interests for investment purposes and for its own account and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling such Acquired Company Interests. Buyer agrees that the Acquired Company Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act of 1933, as amended, except pursuant to an exemption from such registration available under such Act.

Section 4.7    Funding. Buyer shall have on the Closing Date sufficient funds to enable Buyer to consummate the transactions contemplated by this Agreement and any Ancillary Agreement, including payment of the Initial Purchase Price (and all adjustments thereto) and the Final Purchase Price and fees and expenses of Buyer relating to the transactions contemplated hereby and thereby.
Section 4.8    Solvency. Buyer is Solvent and, after giving effect to the transactions contemplated by this Agreement, including payment of the Initial Purchase Price, the incurrence of any Indebtedness and payment of all fees, expenses and other amounts required to be paid by Buyer in connection with the transactions contemplated by this Agreement and any Ancillary Agreement, Buyer will be Solvent as of the Effective Time and immediately after the Effective Time.
Section 4.9    Brokers’ Fees. With the exception of fees and expenses payable to the parties listed on Section 4.9 of the Buyer Disclosure Schedule, which shall be the sole responsibility of Buyer, no broker, finder, investment banker, financial advisor or other person is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any Ancillary Agreement based upon arrangements made by or on behalf of Buyer.
Section 4.10    Buyer Parent. Buyer Parent is a kabushiki gaisha duly organized, validly existing and in good standing under the Laws of Japan. Buyer Parent has all necessary corporate power and authority to execute, deliver and perform its obligations under the Buyer Parent Guarantee and to consummate the transactions contemplated thereby.  The execution, delivery and performance by Buyer Parent of the Buyer Parent Guarantee and the consummation by Buyer Parent of the transactions contemplated thereby have been duly and validly authorized by all necessary corporate action on the part of Buyer Parent.  The Buyer Parent Guarantee has been duly executed and delivered by Buyer Parent and constitutes a legal, valid and binding obligation of Buyer Parent, enforceable against Buyer Parent in accordance with its terms, except that such enforcement may be limited by the Bankruptcy and Equity Principles.  Except for any disclosure required by applicable Law, no Governmental Filings are required in connection with the execution, delivery and performance of the Buyer Parent Guarantee by Buyer Parent or the consummation by Buyer Parent of the transactions contemplated thereby.  Buyer Parent has the financial capacity to pay and perform its obligations under the Buyer Parent Guarantee if and when due in accordance with the terms of the Buyer Parent Guarantee.
ARTICLE V

COVENANTS
Section 5.1    Conduct of Business.
(a)    Except as otherwise expressly contemplated or required by this Agreement, required by applicable Law, set forth on Section 5.1 of the Seller Disclosure Schedule or consented to by Buyer in writing (not to be unreasonably conditioned, withheld or delayed) to the extent action is taken (or omitted) in response to COVID-19 Conditions, provided that such action (or omission) is consistent with Sellers’ actions taken (or omissions) prior to the

Signing Date in response to COVID-19 Conditions, or to the extent with respect to the Excluded Business, the Excluded Assets or the Retained Liabilities, each Seller agrees that, during the period from the Signing Date until the earlier of the Closing and the termination of this Agreement in accordance with the terms of ARTICLE VII, it shall and cause the Acquired Entities to, and to the extent holding Acquired Assets, Assumed Liabilities or Seller Shared Contracts or Seller Shared Assets, cause the Retained Subsidiaries to, (i) cause the Business to be conducted, including maintaining Inventory levels, in the Ordinary Course of Business and (ii) use commercially reasonable efforts to (A) preserve intact and maintain the Business, the Acquired Assets, the Permits, the rights, privileges, franchises and authority to conduct the Business and existing relations and goodwill with Governmental Entities, customers, suppliers, distributors, creditors, lessors, insurers, the employee population, unions, business associates and others having material relationships with the Business, (B) keep available the services of present agents of the Business and the general employee population, (C) conduct, or engage a contractor to conduct, such inspections and testing of the Fuel Equipment required by applicable Laws and nationally recognized standards (e.g. PEI, NFPA 30 and PCI) in the Ordinary Course of Business and (D) continue the process of maintaining, repairing and replacing in a manner consistent with good industry standards in the Ordinary Course of Business all equipment used in the Business (including the Fuel Equipment). Sellers shall use reasonable best efforts to implement in all material respects the activities (as planned at the time of the creation of the most recent business plan provided to Buyer prior to the Signing Date, including the five (5) year business forecast dated July 20, 2020) that support, including capital spending programs, such business plan; provided that Sellers may deviate from such programs if in their good faith reasonable business judgment such deviations would be in the long-term best interests of the Business; provided further that, for the avoidance of doubt, the foregoing shall in no event be deemed a guarantee of success of such business plan.
(b)    Except as otherwise expressly contemplated or required by this Agreement (including Section 5.7), required by applicable Law, set forth on Section 5.1 of the Seller Disclosure Schedule or consented to by Buyer in writing (not to be unreasonably conditioned, withheld or delayed), to the extent action is taken (or omitted) in response to COVID-19 Conditions, provided that such action (or omission) is consistent with Sellers’ actions taken (or omissions) prior to the Signing Date in response to COVID-19 Conditions, or to the extent with respect to the Excluded Assets or the Retained Liabilities, each Seller agrees that, during the period from the Signing Date until the earlier of the Closing and the termination of this Agreement in accordance with the terms of ARTICLE VII, it shall not (solely with respect to the Business and the Acquired Assets) and shall cause the Acquired Entities, and to the extent holding Acquired Assets, Assumed Liabilities or Acquired Entity Shared Contracts or Acquired Entity Shared Assets, cause the Retained Subsidiaries, not to:
(i)    (A) solely to the extent within Sellers’ or an Acquired Entity’s control, authorize or effect any amendment to or change the Organizational Documents of any Business Joint Venture, (B) authorize or effect any amendment to or change the Organizational Documents of any Acquired Company or any other Acquired Entity or (C) declare, set aside or pay any dividend or distribution to any Person other than an Acquired Entity except that, subject to Section 5.29, each Acquired Entity shall be permitted to declare and pay cash dividends or make cash distributions or other cash transfers to any Seller or any of its Affiliates prior to the Closing (provided that such dividends or distributions are paid in accordance with applicable Law);
(ii)    issue, set aside, pledge, deliver, award, grant, split, combine, reclassify, sell or dispose of, or authorize the issuance, set aside, pledge, delivery, award, grant, split, combination, reclassification, sale or disposal of any Equity Interests of any Acquired Entity, or grant any options, warrants, or other rights to purchase or obtain any Equity Interests in any Acquired Entity or any Subsidiary of any Acquired Entity (or the formation or acquisition of any such Subsidiary), other than, in each case, solely to the extent contemplated by the terms of Section 5.7;
(iii)    cause or permit any Acquired Entity to issue any note, bond, or other debt security, or create, incur, assume or guarantee any Indebtedness, other than current Liabilities in the Ordinary Course of Business and other than in connection with the issuance of letters of credit, surety bonds or other security or credit assurances in the Ordinary Course of Business or that will be fully settled prior to Closing;
(iv)    except in the Ordinary Course of Business, voluntarily terminate, cancel, renew or amend any Material Contract or enter into or amend any Assigned Contract that if in effect on the Signing Date would be a Material Contract;
(v)    except for the disposition of Inventory and the license of Intellectual Property in the Ordinary Course of Business, sell, lease, license, transfer, pledge, encumber, abandon, permit to lapse, or otherwise dispose of any (A) Retail Site, (B) other Acquired Assets that are material to the Business or (c) any Asset (other than any Cash Amounts) that would be an Acquired Asset at Closing to any Seller or any Retained Subsidiary (including by distribution, dividend or operation of law), in each case, other than as set forth in Section 5.1(b)(v) of the Seller Disclosure Schedule;
(vi)    (A) increase Inventory in an amount not in the Ordinary Course of Business, (B) fail to replenish Inventory in the Ordinary Course of Business, (C) sell Inventory other than in the Ordinary Course of Business or (D) make any commitment with respect to Inventory in excess of the Ordinary Course of Business, consistent with the methodologies customarily used by Sellers and the Acquired Entities;
(vii)    close any Retail Sites other than up to four (4) Retail Sites constituting part of the Business that, in Sellers’ reasonable good faith judgment, are producing negative EBITDA and are expected to continue to produce negative EBITDA such that it is in the long-term best interests of the Business to close such Retail Sites; provided, that, as of any measurement date, in determining how many Retail Sites constituting part of the Business have been closed for purposes of this Section 5.1(b)(vii), the closure of any Planned Closing Retail Sites as of such measurement date shall not be considered;
(viii)    other than capital expenditures or commitments for capital expenditures in excess of the budget set forth on Section 5.1(b)(viii) of the Seller

Disclosure Schedule or in connection with emergency maintenance or emergency repairs or as required to avoid environmental liability, injury or loss of life, (x) enter into any lease of real property that would become Leased Real Property or acquire or construct any fixed assets (in each case, other than in the Ordinary Course of Business) or (y) make any capital expenditures;
(ix)    adopt, enter into, amend, alter or terminate any Seller Plan in respect of the Business Employees, any Acquired Entity Plan or grant or agree to grant any increase in the wages, salary, bonus or other compensation, remuneration or benefits of any Business Employee, in each case except for such actions, changes or other matters: (A) relating solely to wage and/or salary increases (and corresponding increases to target cash incentive compensation opportunities) made in the Ordinary Course of Business; (B) as required under applicable Law, any existing Seller Plan or Acquired Entity Plan, any existing employment agreement or other Contract, including a Collective Bargaining Agreement; (C) the costs of which are borne solely by Sellers and/or their Affiliates (other than the Acquired Entities); (D) for actions with respect to Seller Plans that apply uniformly to Business Employees and other similarly situated employees of Sellers and their Affiliates (other than the Acquired Entities), provided that any such increases resulting from this subclause (D) shall be disregarded for purposes of Buyer’s and its Affiliates’ obligations under Section 5.2, or (E) as required to comply with Section 5.2 of this Agreement;
(x)    (A) hire, promote, demote or terminate the employment of any Business Employee (other than a termination for cause (as such term may be defined in an applicable employment agreement or severance plan) or hiring or promotion of a Business Employee to replace a Business Employee or Former Business Employee who resigned or was terminated for cause), in each case, who meets, or who as a result of any proposed hiring or promotion will meet, the specifications set forth on Section 5.1(b)(x) of the Seller Disclosure Schedule, (B) assign or transfer the employment of any Business Employee into or out of the Business (except solely to the extent required pursuant to the terms of Section 5.2 or Section 5.7) or (C) except with respect to new hire employees in the Ordinary Course of Business, take any action to cause any employee who is not considered a Business Employee on the Signing Date to become an employee of the Business or transfer employment to Buyer or its Affiliates (including the Acquired Entities) in connection with the transactions contemplated by this Agreement (except solely to the extent required pursuant to the terms of Section 5.7);
(xi)    make any changes to their accounting principles or practices to the extent affecting the Business or any Acquired Entity, Acquired Asset or any Assumed Liability, other than as may be required by a change in applicable Law or GAAP (or interpretations thereof);
(xii)    make, change or revoke any material Tax election except in the Ordinary Course of Business, settle or compromise any material Tax claim or Tax Liability, or change (or make a request to any Taxing Authority to change) any material aspect of its method of accounting for Tax purposes, in each case, solely with respect to the Business and the Acquired Entities, in a manner that, in each case, would reasonably be expected to increase the Tax Liabilities of Buyer for any period (or portion thereof) after the Closing Date;
(xiii)    initiate, settle, cancel, compromise, release or provide a waiver with respect to any Action relating to the Business, the Acquired Assets, the Assumed Liabilities or any portion thereof existing on or after the Signing Date involving more than $5 million individually or $15 million in the aggregate, other than any such settlement providing solely for monetary damages to be paid in full by Sellers, cancellation, compromise, release or waiver that would not adversely affect the Business or Buyer’s ownership or operation of the Business in any material respect;
(xiv)    enter into any Contract that would restrain or restrict the ability of Buyer, the Business or any Acquired Entity to compete in any material respect with any Person or to conduct any business or line of business in any geographic area;
(xv)    acquire, dissolve, merge or consolidate with any other Person;
(xvi)    make any loans or advances to or investments in any Person (other than another Acquired Entity) in excess of $100,000 in the aggregate;
(xvii)    except for any termination or other effects arising in connection with the transactions contemplated by this Agreement, materially violate, terminate or permit the lapse of, or otherwise fail to maintain, any material Business Permit;
(xviii)    modify, amend or otherwise agree to any material conditions (if applicable to Buyer or its Affiliates, the Acquired Entities, the Business or any Assigned Contract after the Closing) to the transfer and assignment of the Contracts set forth on Section 5.1(b)(xviii) of the Seller Disclosure Schedule; or
(xix)    agree or otherwise commit to take any of the actions prohibited by the foregoing clauses (i) through (xviii).
(c)    Notwithstanding the right to consent or withhold consent with respect to the foregoing matters, nothing contained herein shall give Buyer any right to manage, control, direct or be involved in the management of any Seller, any Acquired Entity or the Business prior to the Closing. Prior to the Closing, each Seller (and its Subsidiaries) shall exercise, consistent with the terms and conditions of this Agreement and subject to Buyer’s right to consent or withhold consent with respect to the foregoing matters, complete control and supervision of the operations of the Business. Notwithstanding anything in this Agreement to the contrary, the parties acknowledge and agree that nothing in this Section 5.1 shall be deemed to limit the transfer of the Excluded Assets or the Retained Liabilities prior to, at or after the Closing.
Section 5.2    Employment Matters.
(a)    Employment.
(i)    The employment of each Business Employee who is employed as of immediately prior to the Effective Time by an Acquired Entity shall continue uninterrupted immediately following the Closing Date. Prior to the Closing Date, each Seller shall take all actions necessary to (A) transfer the employment of each Business Employee who is not otherwise employed by an Acquired Entity to an Acquired Entity, and (B) transfer the employment of each employee who is not a Business Employee from an Acquired Entity to a Seller or an Affiliate of any Seller (other than an Acquired Entity).
(ii)    If, despite its reasonable best efforts, any Seller identifies, after the Closing Date (but no later than three (3) months after the Closing Date), a Business Employee who was inadvertently not transferred to an Acquired Entity prior to the Closing Date, Sellers shall promptly notify Buyer of such fact, and, to the extent Buyer consents and, in its sole discretion, determines is appropriate, Buyer shall, or shall cause an Acquired Entity to, offer employment to such Business Employee as soon as reasonably practicable thereafter, and the employment of such Business Employee with Buyer shall commence upon the date on which such individual actually commences employment with Buyer.
(iii)    All Business Employees whose employment continues with or transfers to Buyer pursuant to this Section 5.2 (including those referred in Section 5.2(a)(ii)) are collectively referred to herein as “Transferred Employees”.
(iv)    The Acquired Entities (or in the case of a transfer following the Closing, Buyer or its Affiliates) shall, effective as of the date of a Transferred Employee’s employment by an Acquired Entity (or for a transfer following the Closing, Buyer or its Affiliates), assume or retain all Liabilities and obligations related to the employment and the continuation or discontinuation of employment of each Transferred Employee, and the terms and conditions of employment of all Transferred Employees, regardless of whether such Liability or obligation occurs prior to, on or after the Closing.
(b)    Collective Bargaining Agreements. Buyer will take all necessary action to assume the Business CBAs effective as of the Closing (and after such date shall continue to comply with the terms of the Business CBAs) and shall assume or shall cause the Acquired Entities to retain all obligations under the Business CBAs, regardless of whether such obligation arises or relates to events occurring prior to, on or after the Closing Date. Prior to the Closing, if reasonably requested by Buyer, Sellers and/or Seller Parent shall cooperate with Buyer to assist Buyer in its negotiations with the unions party to the Business CBAs to the extent required by Law to allow for the implementation of the covenants contained in this Section 5.2.
(c)    Compensation and Benefits Continuation Generally.
(i)    General. The Acquired Entity Plans shall continue uninterrupted immediately following the Closing Date, and Buyer shall honor, assume, fulfill and discharge the Liabilities and obligations under all Acquired Entity Plans in accordance with the terms of such Acquired Entity Plans. Except as otherwise provided for under the terms of any Seller Plan, Sellers shall take all necessary actions to cause the Transferred Employees to cease, effective as of no later than the Closing Date, any active participation in (including eligibility to contribute to) and any benefit accrual under any and all Seller Plans. Sellers and such Seller Plans shall retain any Liability or obligation under Seller Plans with respect to benefits accrued or benefit claims incurred by Transferred Employees prior to the Closing Date, except as otherwise provided in this Section 5.2. With respect to Transferred Employees who are not represented by a labor union or otherwise covered by the terms of a CBA, until at least one year after the Closing Date (or such longer period required by applicable Law) (the “Continuation Period”), Buyer and its Affiliates shall provide to each Transferred Employee (A) a base salary or base wage rate and incentive compensation opportunity, in each case that is no less than that in effect for such Transferred Employee immediately prior to the Closing Date (excluding, for the avoidance of doubt, any equity and equity-based compensation and any Protection Awards), (B) employee and fringe benefits (other than retirement benefits under a defined benefit pension plan and severance benefits) that are no less favorable in the aggregate than those provided to such Transferred Employee immediately prior to the Closing Date under the applicable Seller Plans and Acquired Entity Plans, or as otherwise required by applicable Law, and (C) with respect to any severance eligible termination of employment (as determined under the applicable Seller Plan or Acquired Entity Plan identified in Section 5.2(c)(i) of the Seller Disclosure Schedule applicable to such Transferred Employee immediately prior to the Closing Date (the “Applicable Severance Plan”)) occurring during the Continuation Period, severance pay and benefits that are no less favorable than the severance pay and benefits that would have been provided to such Transferred Employee under the Applicable Severance Plan, taking into account such Business Employee’s additional period of service and increases (but not decreases) in compensation following the Closing; provided, that this Section 5.2(c)(i)(C) shall not apply to any Transferred Employee who is subject to a Protection Award. In addition, the Acquired Entity Plan that provides post-retirement healthcare benefits shall be maintained, without amendment except as required by applicable Law or a Business CBA, until the first anniversary of the Closing Date
(ii)    Service Credit. Buyer shall, or shall cause its applicable Affiliates to, recognize all service of the Transferred Employees who are not represented by a labor union or otherwise covered by the terms of a Business CBA with the Business, the Acquired Entities, Sellers and all of their current or former Affiliates that are recognized under any Seller Plan applicable to service-related or measured entitlements under applicable Law (collectively, the “Service Credits”). Buyer shall take Service Credits into account for purposes of determining, as applicable, the eligibility for participation, vesting and level of benefits (but excluding benefit accruals and participation eligibility under any defined benefit pension plan and any post-retirement medical plan that is not an Acquired Entity Plan) under any employee benefit plan established or maintained by Buyer or its Affiliates under which any Transferred Employee may be eligible to participate on or after the Closing Date to the same extent recognized by the applicable Seller under comparable Seller Plans immediately prior to the Closing Date. Notwithstanding the foregoing, nothing in this Section 5.2(c) shall be construed to require crediting of service that would result in a duplication of benefits for the same period of service.

(iii)    Notwithstanding the foregoing provisions of this Section 5.2(c), nothing in this Section 5.2(c) shall apply to any Business Employees who are subject to the Business CBAs, for whom the terms of the Business CBAs shall govern with respect to the subject matters in this Section 5.2(c), including, but not limited to, honoring such covered Transferred Employees’ seniority, past service, accrued vacation, sick leave and personal time off consistent with the terms of the Business CBAs and applicable Law.
(d)    Pre-Existing Conditions. To the extent that any Business Employee participates in any health or other group welfare plan of Buyer or any of its Affiliates following the Closing Date, Buyer shall: (i) waive any limitation on healthcare and other welfare benefit coverage of Transferred Employees and their eligible dependents due to pre-existing conditions under any applicable healthcare and welfare benefit plans of Buyer or any of its Affiliates, to the extent waived under the corresponding plan in which the Transferred Employee participated immediately prior to the Closing Date; and (ii) use commercially reasonable efforts to credit Transferred Employees and their eligible dependents with all payments credited against out-of-pocket maximums and deductible payments and co-payments paid by such person, in each case, under the healthcare plans of the applicable Seller or its Affiliates prior to the Closing Date during the year in which the Closing occurs (or, if later, prior to the first date of participation during the year in which such participation first commences) for the purpose of determining the extent to which any such person has satisfied his or her deductible and whether he or she has reached the out-of-pocket maximum under any healthcare plan of Buyer or an Affiliate of Buyer for such year.
(e)    Speedway Retirement Plan. With respect to the Speedway Retirement Plan, (i) on or promptly following the Signing Date, Sellers shall cause the Speedway Retirement Plan to be closed to new entrants, including re-hires (i.e., with respect to the resumption of benefit accruals) and (ii) prior to the Closing, Sellers shall take all necessary action to cause sponsorship of the Speedway Retirement Plan to be transferred to a Seller or an Affiliate of Sellers (other than any Acquired Entity). No later than two (2) Business Days prior to the Closing, Sellers’ external actuary shall, after consultation with Buyer’s actuary, determine (i) all liabilities under the Speedway Retirement Plan as of the last day of the calendar quarter ending at least one (1) month prior to the Closing calculated on PBGC plan termination basis and (ii) the actual value of the Assets held in the Seller Master Trust that are attributable to the Speedway Retirement Plan based on the information available as of the last day of such calendar quarter, and the sum of (A) fifty percent (50%) of the excess of clause (i) over clause (ii), plus (B) $500,000 (such sum, the “Speedway Retirement Plan Sharing Amount”) shall reduce Indebtedness dollar for dollar.
(f)    Defined Contribution Plans.
(i)    The Speedway Sub-Plan. On or as soon as reasonably practicable (and no later than thirty (30) days following the Closing Date), Buyer shall provide that each Transferred Employee who is eligible to participate in the Speedway Retirement Savings Sub-Plan (the “RSSP”) under the Marathon Petroleum Thrift Plan, as amended from time to time (the “Seller Thrift Plan”), shall be eligible to participate in an

“eligible retirement plan” (within the meaning of Section 401(a)(31) of the Code) of Buyer or one of its Affiliates (the “Buyer 401(k) Plan”) and each such Transferred Employee shall be given the option to receive a distribution of his or her account balance under the RSSP and, in accordance with applicable Law, elect to roll over such amount, including any notes corresponding to outstanding Loans, into the Buyer 401(k) Plan.
(ii)    Transferred Employees Participating in the Seller Component of the Seller Thrift Plan. With respect to Transferred Employees who participate in the Seller component of the Seller Thrift Plan (the “Grandfathered Participants”), Buyer shall cause the Grandfathered Participants to be eligible to participate in the Buyer 401(k) Plan, effective as of the Closing Date. Each Grandfathered Participant shall, as of the Closing Date, be treated as a terminated participant under the Seller Thrift Plan. As soon as practicable after the Closing Date and in accordance with the terms of the Seller Thrift Plan, each Grandfathered Participant shall be given the option to receive a distribution of his or her account balance under the Seller Thrift Plan from such plan and, in accordance with applicable law and the terms of the Buyer 401(k) Plan, elect to roll over such amount including any notes corresponding to outstanding loans into the Buyer 401(k) Plan to the extent permitted under such Buyer 401(k) Plan.
(g)    Deferred Compensation Plans.
(i)    Effective as of the Closing, Buyer shall establish or designate nonqualified deferred compensation plans (collectively, the “Buyer Deferred Compensation Plans”) for the benefit of (A) the Business Employees and (B) Former Business Employees whose employment terminated from an Acquired Entity on, or during the thirty-six (36)-month period preceding, the Closing Date (collectively the “Business Employee DCP Participants”), in each case, who, immediately prior to the Closing, were participants in one of the nonqualified deferred compensation plans maintained by any Sellers and their Affiliates (other than the Acquired Entities and their Subsidiaries) that are listed in Section 5.2(g)(i) of the Seller Disclosure Schedule (collectively, the “Seller Deferred Compensation Plans”). From and after the Closing, Buyer and the Buyer Deferred Compensation Plans shall assume all Liabilities with respect to or relating to Business Employee DCP Participants under the applicable Seller Deferred Compensation Plan, and Sellers and their Affiliates and the Seller Deferred Compensation Plans shall be relieved of all such Liabilities under such Seller Deferred Compensation Plans with respect to the Business Employee DCP Participants.
(ii)    From and after the Closing, the Acquired Entities shall continue to sponsor the nonqualified deferred compensation plans listed in Section 5.2(g)(ii) of the Seller Disclosure Schedule (the “Acquired Entity Deferred Compensation Plans”) and, except as otherwise expressly provided in this Section 5.2(g)(ii), shall retain all Liabilities under the Acquired Entity Deferred Compensation Plans. Sellers shall establish or designate nonqualified deferred compensation plans (collectively, the “New Seller Deferred Compensation Plans”) for the benefit of individuals who are employed on the Signing Date by Sellers or their Affiliates (other than the Acquired Entities and their Subsidiaries) (other than the individual identified on Section 5.2(g)(ii) of the Seller Disclosure Schedule the Liability for whom shall remain with the Acquired Entities) (collectively, the “Non-Business Employee DCP Participants”) who, immediately prior to the Closing, are participants in one of the Acquired Entity Deferred Compensation Plans. From and after the Closing, Sellers and the New Seller Deferred Compensation Plans shall assume all Liabilities with respect to or relating to the Non-Business Employee DCP Participants under the applicable Acquired Entity Deferred Compensation Plan, and Acquired Entities and the Acquired Entity Deferred Compensation Plans shall be relieved of all such Liabilities under such Acquired Entity Deferred Compensation Plans with respect to the Non-Business Employee DCP Participants.
(iii)    From and after the Closing, Sellers shall retain, or shall cause an Affiliate of Sellers (other than any Acquired Entity) to retain, the nonqualified deferred compensation plans listed in Section 5.2(g)(iii) of the Seller Disclosure Schedule (the “Retained Deferred Compensation Plans”) and all Liabilities under such plans, including any such Liabilities in respect of Business Employees or Former Business Employees. Subject to Sellers’ provision of a list setting forth the following, as of the Closing Date, for each Transferred Employee who participates in each Retained Deferred Compensation Plan: (i) the participant’s name and (ii) any applicable distribution event, Buyer shall (a) notify Sellers of the occurrence of the “separation from service” of, or other distribution event under Section 409A of the Code and used in the applicable Retained Deferred Compensation Plan that is applicable to, any Transferred Employee who participates in a Retained Deferred Compensation Plan, as promptly as practicable but in no event later than ten (10) Business Days thereafter, and (b) if requested by Sellers, cooperate with Sellers and their Affiliates to facilitate payment of amounts due to any Transferred Employee under a Retained Deferred Compensation Plan, including, if requested by Sellers no later than ten (10) Business Days following notification to Sellers of the “separation from service” of, or other distribution event under Section 409A of the Code and used in the applicable Retained Deferred Compensation Plan that is applicable to, such Transferred Employee, by paying such amounts subject to applicable Tax withholding and remitting the Tax withholding and payroll Taxes to the appropriate Tax authority, subject to reimbursement (including the employer’s portion of any payroll Taxes or other applicable Taxes) by Sellers within thirty (30) days following the applicable payment date.
(h)    Accrued Vacation, Sick Leave and Personal Time. Buyer shall recognize and assume all Liabilities with respect to accrued but unused (as of the Closing Date) vacation, sick leave and personal time for all Transferred Employees who are not represented by a labor union or otherwise covered by the terms of a CBA. Following the Closing Date and until the first anniversary of the Closing Date, Buyer shall allow all Transferred Employees who are not represented by a labor union or otherwise covered by the terms of a CBA to use the vacation, sick leave and personal time recognized or established in accordance with the first sentence hereof in accordance with the terms of the Seller Plans in effect immediately prior to the Closing Date. For the avoidance of doubt, (i) the covenants in this Section 5.2(h) shall govern the Transferred Employees’ post-Closing use of accrued but unused vacation, sick leave, and personal time, but not the post-Closing accrual of vacation, sick leave, or personal time (which shall be governed by the covenants in Section 5.2(c)(i)), and (ii) the treatment of vacation, sick leave, and personal time off for all Transferred Employees represented by a labor union or otherwise covered by the terms of a CBA shall be governed by the terms of the applicable CBA, rather than the terms of this Section 5.2(h).
(i)    Workers’ Compensation. Effective as of the Closing, Buyer and its Affiliates shall be responsible for all workers’ compensation benefits payable to or on behalf of the Business Employees or Former Business Employees, whether arising prior to, on or after the Closing Date; provided, however, that with respect to all workers’ compensation benefits payable to or on behalf of any Business Employee or Former Business Employee relating to injuries or other events occurring during the period on or prior to the Closing Date, Sellers shall indemnify and hold Buyer harmless from and against all Liabilities arising from such injuries or events for which greater than $250,000 remains to be paid on such individual claim following the Closing Date.
(j)    Certain Actions. Sellers shall take the actions set forth in Section 5.2(j) of the Seller Disclosure Schedule.
(k)    Employee Communications. Prior to the Closing, any employee notices or communication materials (including website postings) from Buyer or its Affiliates or any Seller or its Affiliates to the Business Employees relating to (i) the compensation or benefits matters addressed in this Agreement, or (ii) the transactions contemplated by this Agreement or employment thereafter shall be subject to the prior review, comment, and approval of the other party, except as otherwise required by applicable Law, provided, however, that the party whose consent is required shall confer in good faith with the other party regarding approval of such communications.
(l)    Third Party Beneficiaries. This Agreement shall be binding and inure solely to the benefit of the parties to this Agreement, and nothing in this Agreement, express or implied, shall confer upon any employee, independent contractor, any beneficiary or any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement. Nothing contained herein, express or implied: (i) shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement, policy or scheme; (ii) shall alter or limit the ability of the Acquired Entities, Buyer or any of their respective Affiliates to amend, modify or terminate any benefit plan, program, agreement, arrangement, policy or scheme at any time assumed, established, sponsored or maintained by any of them; or (iii) shall prevent the Acquired Entities, Buyer or any of their respective Affiliates from terminating the employment of any employee or service of an independent contractor after the Closing Date. The parties hereto acknowledge and agree that the terms set forth in this Agreement shall not create any right in any employee or independent contractor or any other individual service provider to any continued employment with the Acquired Entities, Buyer or any of their respective Affiliates or compensation or benefits of any nature or kind whatsoever, or otherwise alter any existing or at-

will employment relationship between any employee of the Acquired Entities, Buyer or any of their respective Affiliates.
Section 5.3    Access to Information.
(a)    Subject to Section 5.4, until the earlier of the Closing and the termination of this Agreement in accordance with the terms of ARTICLE VII, each of Seller Parent and each Seller shall cause its Representatives to afford Representatives of Buyer reasonable access during normal business hours, to the extent permitted by applicable Law and in accordance with the reasonable procedures established by Seller Parent or such Seller, in furtherance of the consummation of the Sale and the other transactions contemplated by this Agreement, to the officers, directors, employees, MSOs, properties, offices and other facilities of the Business and the Acquired Assets (including all Business Real Property) and the books and records relating thereto (in each case solely to the extent relating to the Business, the Acquired Assets, Assumed Liabilities or Acquired Entities or in connection with the Separation Activities); provided that such access shall only be upon the reasonable advance request of Buyer and shall not unreasonably disrupt personnel, operations and properties of the Business; provided, further, that Seller Parent and each Seller shall make available, or cause its Subsidiaries to make available, to the extent required or requested by Buyer, Business Employee or Former Business Employee personnel files or other information relating to the Business Employees and Former Business Employees that is relevant to any Acquired Entity Plan (provided that, unless required by Buyer to satisfy its obligations under Section 5.2, no Seller shall make, or cause to be made, available medical records, workers’ compensation records or the results of any drug testing; and that Buyer shall indemnify, defend and hold each Seller and its Affiliates (including the other Subsidiaries of such Seller (other than Acquired Entities)) harmless from any Liabilities arising out of or relating to Buyer’s and its Affiliates’ use of such personnel files). In exercising its rights under this Section 5.3(a), Buyer shall conduct itself so as not to unreasonably interfere in the conduct of the Business prior to the Closing. Buyer acknowledges and agrees that any contact or communication by Buyer and its Representatives with officers, employees or agents of the Business hereunder shall be arranged, and, if so determined in Seller Parent’s reasonable judgement, supervised (provided that Buyer shall have the right to reasonably request that such contact or communication be unsupervised and, upon such request, Seller Parent or such applicable Seller shall not unreasonably withhold, condition or delay its consent), by Representatives of the applicable Seller or Seller Parent, unless such Seller or Seller Parent otherwise expressly consents in writing with respect to any specific contact. Notwithstanding anything to the contrary set forth in this Agreement but subject to Sellers’ obligations pursuant to Section 5.22, no Seller nor any Affiliates of any Seller (including the Acquired Entities) shall be required to disclose to Buyer or any of its Representatives any: (i) information to the extent: (A) relating to any acquisition, sale or divestiture process conducted by such Seller or its Affiliates for the Business or such Seller’s or its Affiliates’ (or their Representatives’) evaluation of the Business in connection therewith, or any information concerning the Sale Process, in each case, including projections, financial or other information relating thereto; (B) doing so could reasonably be expected to violate any Contract (provided that each Seller shall use reasonable efforts to obtain consents or waivers from third parties under any such Contract in order to disclose such information to Buyer (it being understood that in no event shall any Seller or its Affiliates be obligated to pay any consent fee or other consideration in connection with their efforts to obtain such consents or waivers)) or Law to which any Seller or any of its Affiliates (including the Acquired Entities) is a party or is subject or which it believes in good faith would reasonably be expected to result in a loss of the ability to successfully assert a claim of attorney-client privilege; or (C) if any Seller or any of its Affiliates, on the one hand, and Buyer or any of its Affiliates, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided, however, that in the event the restrictions of this clause (i) apply, such Seller shall provide Buyer with a reasonable description of the information not provided, to the extent permitted by applicable Law, and such Seller shall cooperate in good faith to design and implement alternative disclosure arrangements to enable Buyer to evaluate any such information without resulting in any such violation; or (ii) Tax Return or any other information relating to Taxes or Tax Returns (other than information relating solely to the Business and the Acquired Entities). Notwithstanding anything herein to the contrary, Buyer shall not have the right to perform or conduct, or cause to be performed or conducted, any environmental sampling or testing at, in, on or underneath any Business Real Property prior to the Closing without the prior written consent of Sellers, which consent shall not be unreasonably withheld, delayed or conditioned, if such sampling or testing is reasonably requested by an insurance underwriter in connection with the Environmental Insurance Policy.
(b)    Except as provided otherwise in Section 5.16, Buyer shall retain the books, records, documents, instruments, accounts, correspondence, writings, evidence of title and other papers relating to the Business, the Acquired Entities, the Assumed Liabilities and the Acquired Assets in its possession or the possession of its Affiliates until seven (7) years following the Closing Date or such longer period as may be required by Law or applicable court order.
(c)    After the Closing, upon reasonable advance written request, Buyer shall furnish or cause to be furnished to Sellers and their respective Representatives reasonable access, during normal business hours, to employees of the Business (including to prepare and appear as witnesses) and such information as existing on the Closing Date (including the right to make copies), cooperation and assistance relating to the Business and the Acquired Entities as is necessary for any reasonable business purpose, including insurance matters, financial reporting and accounting matters, the preparation and filing of any Tax Return, the defense of any Tax Proceeding, in connection with any disclosure obligation or the defense of any Action (including any Action that constitutes a Retained Liability, but excluding Actions between any Buyer Indemnified Parties and Seller Indemnified Parties). Notwithstanding anything to the contrary set forth in this Agreement, neither Buyer nor any of its Affiliates shall be required to disclose to any Seller or any of its Representatives any information to the extent: (A) doing so could violate any Contract (provided that Buyer shall use reasonable efforts to obtain consents or waivers from third parties under any such Contract in order to disclose such information to any Seller (it being understood that in no event shall Buyer or its Affiliates be obligated to pay any consent fee or other consideration in connection with their efforts to obtain such consents or waivers)) or Law to which Buyer or any of its Affiliates is a party or is subject or which it believes in good faith would reasonably be expected to result in a loss of the ability to successfully assert a claim of attorney-client privilege or (B) if Buyer or any of its Affiliates, on the one hand, and any Seller or any Affiliate of any Seller, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto. In exercising its rights under this Section 5.3(c), each Seller shall conduct itself so as not to unreasonably interfere in the conduct of the Business.

Sellers shall reimburse Buyer for reasonable out-of-pocket costs and expenses incurred in assisting any Seller pursuant to this Section 5.3(c).
(d)    During the period between the date hereof and the Closing Date, Seller Parent and Sellers and their respective Representatives shall cooperate with Buyer and its Representatives with respect to providing information and making determinations with respect to the identification of, and the potential impact and liabilities under Section 280G of the Code associated with, Business Employees and Former Business Employees who are or may be determined to be “disqualified individuals” (within the meaning of Section 280G of the Code) as a result of, or due to, the transactions contemplated by this Agreement.
Section 5.4    Confidentiality.
(a)    Buyer and its Representatives shall treat all nonpublic information obtained in connection with this Agreement and the transactions contemplated hereby as confidential in accordance with the terms of the Confidentiality Agreement. The terms of the Confidentiality Agreement are hereby incorporated by reference and shall continue in full force and effect following the Closing, except that Buyer’s confidentiality obligations in the Confidentiality Agreement with respect to information to the extent relating to the Business, the Acquired Entities, the Acquired Assets and the Assumed Liabilities will terminate effective upon, and only upon, the Closing; provided, however, that Buyer acknowledges that its obligations of confidentiality and non-disclosure with respect to any and all other information provided to it by or on behalf of Sellers, their Subsidiaries, the Acquired Entities or any of their respective Affiliates or Representatives, concerning the Excluded Businesses, Sellers, Sellers’ Subsidiaries or any of their respective Affiliates (other than to the extent related to the Business, the Acquired Entities (and Subsidiaries thereof), the Acquired Assets and the Assumed Liabilities) shall continue to remain subject to the terms and conditions of the Confidentiality Agreement. The parties expressly agree that, notwithstanding any provision of the Confidentiality Agreement to the contrary, including with respect to termination thereof, if, for any reason, the Closing does not occur and this Agreement is terminated, and the remaining term of the Confidentiality Agreement is less than twelve (12) months, the Confidentiality Agreement shall continue in full force and effect as provided in Section 7.2 for a period of twelve (12) months following termination of this Agreement and otherwise in accordance with its terms, and this Agreement shall constitute the requisite consent of the parties to amend the Confidentiality Agreement accordingly.
(b)    From and after the Closing, each of Seller Parent and Sellers shall, and shall cause its respective Subsidiaries and its and their respective Representatives to, keep confidential and not use for any purpose or disclose to any third party all confidential and proprietary or nonpublic information to the extent relating to Buyer, the Acquired Entities, the Acquired Assets, the Business and the Assumed Liabilities of which such Person may be aware (“Confidential Business Information”); provided that the term “Confidential Business Information” will not include any information (i) that becomes available to Sellers or their Affiliates or their respective Representatives from and after the Closing, from a third party source that is not known by any Seller, after reasonable inquiry, to be under any obligations of confidentiality in respect of such information, (ii) that is or becomes generally available to, or known by, the public (other than as a result of disclosure in violation hereof or in violation of any other obligation of confidentiality) or (iii) that is or was derived independently by any Seller, any of its Affiliates or any of their respective Representatives without use of or reference to Confidential Business Information; provided, further, that the applicable Seller and its Representatives may disclose Confidential Business Information if required by judicial or administrative process or by any other requirements of applicable Law, regulation or legal or regulatory process. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall restrict any use or disclosure by any Seller or any of its Subsidiaries or their respective Representatives of any Confidential Business Information or protected information under the Confidentiality Agreement to the extent such use or disclosure is necessary for such party and such Representatives to handle post-Closing matters as expressly required or permitted by this Agreement or any Ancillary Agreement, including in connection with any adjustment to the Initial Purchase Price, the provision of services and the performance of other obligations pursuant to any of the Ancillary Agreements, for the purpose of complying with the terms of this Agreement or any of the Ancillary Agreements or any Contract that has not been assigned or transferred pursuant to Section 5.7, any indemnification claim made by any Buyer Indemnified Party, any post-Closing Tax filings, any filings with or audit by any Governmental Entity, the preparation of financial statements or Tax Returns or in furtherance of any other reasonable business purposes.
(c)    If any party is required by Law, regulation, stock exchange rule or legal or regulatory process to disclose any nonpublic information contemplated by Section 5.4(b), such party being required to make such disclosure (the “Disclosing Party”) shall (i) if and as may be requested by the other party and at such other party’s sole cost and expense, take reasonable steps to preserve the confidentiality of such information, including requesting that such information not be disclosed to non-parties or the public; (ii) disclose only that portion of the information that such party is advised by counsel is required to be disclosed; (iii) to the extent permissible under applicable Law, give the other party prompt prior written notice of such request or requirement so that such other party may seek, at its sole cost and expense, an appropriate protective order or other remedy; and (iv) cooperate with the other party, at such other party’s sole cost and expense, to obtain such protective order. In the event that such protective order or other remedy is not obtained, such Disclosing Party will furnish only that portion of such information which, on the advice of such Disclosing Party’s counsel, is legally required to be disclosed and, upon the other party’s request and at the other party’s sole cost and expense, use commercially reasonable efforts to seek confidential treatment (to the extent available) of such information.
Section 5.5    Efforts.
(a)    Each of Buyer and each Seller shall use its reasonable best efforts to promptly take, or cause to be taken, all actions, and to promptly do, or cause to be done, and to assist and cooperate with the other in doing, all things reasonably necessary and proper under applicable Laws to consummate and make effective the Sale and the other transactions contemplated by this Agreement as promptly as practicable and in any event prior to the Outside Date, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, approvals and expirations or terminations of waiting periods, from Governmental Entities and the making of all necessary registrations and filings in connection therewith and

(ii) subject to Section 5.5(c), the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Sale.
(b)    Buyer and Sellers shall promptly, but in no event later than fifteen (15) Business Days after the Signing Date, file (or cause to be filed) any and all required pre-merger notification and report forms under the HSR Act with respect to the Sale. Buyer and Sellers shall request early termination of any applicable waiting periods under the Antitrust Laws and shall respectively use their reasonable best efforts to cause the expiration or termination of such waiting periods, and shall supply to the Antitrust Division of the United States Department of Justice (“Antitrust Division”) or the United States Federal Trade Commission (“FTC”) as promptly as reasonably practicable any additional information or documents that may be requested pursuant to any Law. Any filing fees payable to Governmental Entities in connection with filings pursuant to the HSR Act shall be borne by Sellers.
(c)    In furtherance of the covenants of the parties contained in this Section 5.5, (i) if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging the Sale as violative of any Antitrust Law, each of the parties hereto shall use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction, or other order, whether temporary, preliminary or permanent, that results from such action or proceeding and that prohibits, prevents or restricts consummation of the Sale on or before the Outside Date and (ii) Buyer and Sellers shall each take all such further action as may be necessary to avoid or eliminate each and every impediment under any Antitrust Law so as to enable the Closing to occur as promptly as practicable (and in any event no later than the Outside Date), and including proposing, negotiating, committing and effecting, by consent decree, hold separate order, or otherwise, to (x) sell, divest, dispose of or otherwise hold separate (including by establishing a trust or otherwise), any of the businesses, assets or properties of Buyer, the Acquired Entities or any of their respective Affiliates, including the Business and the Acquired Assets and (y) otherwise take or commit to take actions that after the Closing would limit Buyer’s freedom of action with respect to, or its ability to operate and/or retain any of the businesses, assets or properties of Buyer, the Acquired Entities or any of their respective Affiliates (other than any Seller or any Affiliate of any Seller following the Closing), including the Business and the Acquired Assets (the actions described in the foregoing clauses (x) and (y) being “Divestiture Actions”); provided, however, notwithstanding any provision of this Agreement, Buyer shall not be required to propose, negotiate, commit to, effect or agree to Divestiture Actions relating to the businesses, assets or properties of Buyer, the Acquired Entities or any of their respective Affiliates that, directly or indirectly, generated in the aggregate EBITDA in excess of four-hundred million dollars ($400,000,000) during the twelve (12) calendar months ended December 31, 2019. The parties hereto agree that solely for the purposes of this Section 5.5(c), (1) “EBITDA” means store-level EBITDA calculated in a manner consistent with the methodology set forth in Section 5.5(c) of the Seller Disclosure Schedule and (2) the calculation of store-level EBITDA shall be measured by reference to the store-level EBITDA of the Acquired Entities for each such overlapping business, asset or property required to be divested to satisfy the conditions to Closing, regardless of which business, asset or property Buyer actually divests or agrees to divest. Notwithstanding anything in this Agreement to the contrary, no Seller nor any Affiliate of any Seller shall be obligated to take or agree or commit to take any action (i) that is not conditioned on the Closing or (ii) that relates to any Excluded Assets or Excluded Businesses; and in no event shall any Seller or any of its Affiliates be required to be the licensing, selling, divesting, leasing, transferring, disposing or encumbering party under any such agreements unless required by the relevant Governmental Entity or applicable Law, and, in any case, no Seller nor any Affiliate of any Seller shall have any direct or indirect obligation or Liability in respect of any such agreements, transactions or relationships, including any indemnification obligations, for which such Seller and its Affiliates are not fully indemnified by Buyer.
(d)    Buyer shall have the right (subject to compliance with Section 5.5(e) and its other obligations under this Section 5.5) to determine, direct and have control over the strategy and process by which the parties will seek required approvals under the Antitrust Laws and to control the defense or prosecution of any claims, actions or proceedings relating thereto, including all matters relating to any Divestiture Actions.
(e)    Buyer and Sellers shall cooperate and consult with each other in connection with the making of all filings, notifications, communications, submissions, and any other actions pursuant to this Section 5.5, and, subject to applicable legal limitations and the instructions of any Governmental Entity, Buyer and Sellers shall keep each other apprised on a current basis of the status of matters relating to the completion of the transactions contemplated thereby, including promptly furnishing the other with copies of notices or other communications received by Buyer and Sellers, as the case may be, or any of their respective Subsidiaries or Affiliates, from any third party and/or any Governmental Entity with respect to such transactions. Subject to applicable Law relating to the exchange of information, Buyer and Sellers shall permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed notifications or filings and any substantive written communications or submissions to any Governmental Entity; provided, however, that materials may be redacted (i) to remove references concerning the valuation of the Business and the Acquired Assets or information concerning the Sale Process, or proposals from third parties with respect thereto, (ii) as necessary to comply with contractual agreements, and (iii) as necessary to address reasonable privilege or confidentiality concerns. Buyer and Sellers agree not to participate in any meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the proposed transactions unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party a reasonable opportunity to attend and participate.
Section 5.6    Consents. Each Seller shall, at its sole cost and expense, use its commercially reasonable best efforts to promptly take, or cause to be taken, all actions, and to promptly do, or cause to be done, and to assist and cooperate with Buyer to obtain all consents, approvals or waivers from third parties necessary to consummate the transactions contemplated by this Agreement.
Section 5.7    Separation Activities.
(a)    Prior to the Closing Date, subject to Section 5.7(b), Section 5.7(c), and Section 5.7(e), (i): (A) Seller Parent and each of its Subsidiaries (other than the Acquired

Entities) shall provide Buyer with the Basis Information as set forth in Section 5.16(g)(i), (B) complete (or cause to be completed) all reorganization and separation steps set forth on Section 5.7(a) of the Seller Disclosure Schedule (the “Separation Plan”) required to be completed prior to Closing, (C) Seller Parent and each of its Subsidiaries (other than the Acquired Entities) shall assign, transfer, convey and deliver to the Acquired Companies, or cause to be assigned, transferred, conveyed and delivered to the Acquired Companies, and the Acquired Companies shall accept the assignment, transfer, conveyance and delivery of, all Equity Interests in the Acquired Entities (other than the Acquired Companies) free and clear of all Encumbrances at Closing (other than transfer restrictions under securities Laws and any encumbrances granted to any lender at the Closing in connection with any financing by Buyer of the transactions contemplated hereby), (D) Seller Parent and each of its Subsidiaries (other than the Acquired Entities) shall assign, transfer, convey and deliver to an Acquired Entity, or cause to be assigned, transferred, conveyed and delivered to an Acquired Entity (other than the Newco Entity), and the Acquired Entities (other than the Newco Entity) shall accept the assignment, transfer, conveyance and delivery of, and (as applicable) assume, all of the Acquired Assets free and clear of all Encumbrances at Closing (other than Permitted Encumbrances) and only those Liabilities set forth on Section 1.1(AL) of the Seller Disclosure Schedule, in each case to the extent that any such Equity Interest, Acquired Asset or Assumed Liability is not already owned and held directly or indirectly by the Acquired Companies or another Acquired Entity, as applicable, (E) Tesoro Refining & Marketing Company LLC and Treasure Franchise Co. LLC shall assign, transfer, convey and deliver to the Newco Entity or cause to be assigned, transferred, conveyed and delivered to the Newco Entity, and the Newco Entity shall accept the assignment, transfer, conveyance and delivery of, and (as applicable) assume, all of the Acquired Assets free and clear of all Encumbrances at Closing (other than Permitted Encumbrances) and the Retail Business Liabilities, and (F) none of Seller Parent and its Subsidiaries shall assign, transfer, convey and deliver to an Acquired Entity, or cause to be assigned, transferred, conveyed and delivered to an Acquired Entity, and none of the Acquired Entities shall accept the assignment, transfer, conveyance and delivery of, or assume, any Liability other than those Liabilities set forth on Section 1.1(AL) of the Seller Disclosure Schedule and, solely with respect to Tesoro Refining & Marketing Company LLC and Treasure Franchise Co. LLC to the Newco Entity, the Retail Business Liabilities; (i) the Acquired Entities shall assign, transfer, convey and deliver to Sellers or the Retained Subsidiaries, and Sellers and the Retained Subsidiaries shall accept the assignment, transfer, conveyance and delivery of, all of the Excluded Assets and the Retained Liabilities, in each case to the extent that any such Excluded Asset or Retained Liability is owned or held directly or indirectly by any Acquired Entity, as applicable ((i) and (ii) collectively, the “Separation Activities”); and (i) as contemplated by Section 5.7(c) and Section 5.7(d), each Seller shall otherwise provide the Acquired Entities the right to use or the economic benefits of any Acquired Assets, and the Acquired Entities shall pay, perform or discharge any liabilities or obligations under any Assumed Liabilities, in each case, that are not transferred to an Acquired Entity at or prior to the Closing pursuant to the Separation Activities. This Section 5.7(a) shall not be deemed to apply to any Business Permits, and Sellers’ obligations with respect to Business Permits shall be governed by Section 5.7(b). Sellers shall be entitled to, and Buyer may reasonably request Sellers to, modify or amend the Separation Plan from time to time, provided that (x) in the case that Sellers determine to make any modification or amendment to the Separation Plan, (1) Sellers shall deliver a statement setting forth such modified or amended

Separation Plan to Buyer as promptly as practicable following any such decision to modify or amend, and (2) Sellers shall not modify or amend the Separation Plan without Buyer’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, and (y) in the case that Buyer requests Sellers to make any modification or amendment to the Separation Plan, (1) Buyer shall deliver a statement setting forth such proposed modified or amended Separation Plan to Sellers, (2) Sellers shall cooperate with Buyer using reasonable best efforts to consider and agree to such modification and amendment so long as such modification would not reasonably be expected to adversely affect Sellers, other than in any de minimis respect and (3) Sellers and Buyer agree that any incremental Transfer Taxes imposed solely on any such modification or amendment to the Separation Plan requested by Buyer and agreed to by Sellers pursuant to this Section 5.7(a)(y) shall be borne solely by Buyer (determined on a “with and without” basis). If the Separation Plan is so modified, Section 3.3(a) of the Seller Disclosure Schedule and the definition of “Sellers” shall be deemed to be automatically amended to reflect such modifications to the extent applicable.
(b)    Prior to the Closing, (x) each Seller shall transfer (or cause to be transferred) the Seller Business Permits to one or more Acquired Entities, (or if not permitted by applicable Law or the terms of such Seller Business Permit, shall obtain a replacement for such Seller Business Permit), in each case, at such Seller’s sole cost and expense, and (y) shall cause the Acquired Entities to maintain all Business Permits. To the extent any Business Permits are not held by the Acquired Entities as of the Closing, (i) each Seller shall transfer (or cause to be transferred) any Seller Business Permit not held by the Acquired Entities as of the Closing, (or if not permitted by applicable Law or the terms of such Seller Business Permit, shall obtain a replacement for such Business Permit), as soon as practicable after the Closing at such Seller’s sole cost and expense, (ii) Sellers and Buyer shall cooperate with each other in good faith and use their respective reasonable best efforts to implement appropriate arrangements (to the extent permitted under applicable Law and applicable Business Permits) so as to allow the continued operation of the Business by the Acquired Entities notwithstanding the absence of such Business Permits; provided that Sellers shall have no further obligation hereunder with respect to any Seller Business Permit if Buyer’s failure to perform any covenant or obligation under this Section 5.7 has been a principal cause of the failure to transfer or obtain a replacement for such Seller Business Permit prior to the Closing). For the avoidance of doubt, except as expressly set forth in this Agreement, from and after the Closing, the cost of maintaining any Permit necessary or appropriate to operate the Business shall be Buyer’s responsibility at its sole cost and expense. Each Seller and its Affiliates shall be obligated, at such Seller’s or Affiliate’s sole cost and expense, to provide any guarantees, letters of credit, surety bonds, similar credit assurances or replacements or substitutions thereof that may be required in connection with the foregoing until Closing, and such instruments shall be deemed Seller Guaranties and subject to the terms and conditions of Section 5.20 after the Closing. The foregoing obligations are in addition to the Governmental Filings contemplated by Section 5.5 and shall in no way limit or affect the respective obligations of the parties under Section 5.5.
(c)    To the extent that the sale, conveyance, transfer, assignment or delivery to, or the assumption by, any Acquired Entity of any Acquired Asset (including any Assigned Contract) or Assumed Liability is prohibited by any applicable Law or would require any consent, permit, authorization, clearance, waiver or approval (each, an “Approval”) and such Approval shall not have been obtained on or prior to the Closing Date, then, unless the parties hereto shall otherwise agree, the transfer or assignment of such Acquired Asset or the assumption of such Assumed Liability, as the case may be, shall be automatically deemed deferred and any such purported transfer, assignment or assumption shall be null and void until such time as all legal or Contract impediments are removed or such Approval has been obtained or made. Notwithstanding the foregoing, any such Asset or Liability shall continue to constitute an Acquired Asset or Assumed Liability, as applicable, for all other purposes of this Agreement.
(d)    If after the Closing Date any Acquired Asset or Assumed Liability is owned or held by Seller Parent or any of its Subsidiaries (other than the Acquired Entities), then, insofar as reasonably possible and to the extent permitted by Law and any applicable Contract: (i) Seller Parent or such Subsidiary owning or holding such Asset shall thereafter hold such Asset for the use and benefit of Buyer (at the expense of Buyer); (ii) Buyer shall, or shall cause one of its Subsidiaries (including the Acquired Entities) to, pay, perform and discharge such Liability, on a timely basis and in accordance with the terms thereof, on behalf of Seller Parent or such Subsidiary holding such liability; and (iii) Seller Parent or such Subsidiary owning or holding such Asset or Liability shall treat such Asset or Liability in the Ordinary Course of Business and take such other actions as may be reasonably requested by Buyer (at such Sellers’ sole expense) in order to place Buyer in a substantially similar position as if such Asset or Liability had been transferred, assigned, assumed or retained in connection with the Closing to or by the party entitled thereto and so that all the benefits and burdens relating to such Asset or Liability, including use, risk of loss, potential for gain, and dominion, control and command over such Asset or Liability, and all costs and expenses related thereto, shall inure from and after the Closing Date to Buyer.
(e)    To the extent that the sale, conveyance, transfer, assignment or delivery to, or the assumption by, any Seller or any Retained Subsidiary of any Excluded Asset or Retained Liability is prohibited by any applicable Law or would require any Approval and such Approval shall not have been obtained on or prior to the Closing Date, then, unless the parties hereto shall otherwise agree, the transfer or assignment of such Excluded Asset or the assumption of such Retained Liability, as the case may be, shall be automatically deemed deferred and any such purported transfer, assignment or assumption shall be null and void until such time as all legal or Contract impediments are removed or such Approval has been obtained or made. Notwithstanding the foregoing, any such Asset or Liability shall continue to constitute an Excluded Asset or Retained Liability, as applicable, for all other purposes of this Agreement.
(f)    If after the Closing Date any Excluded Asset or Retained Liability is owned or held by Buyer or its Subsidiaries (including the Acquired Entities), then, insofar as reasonably possible and to the extent permitted by Law and any applicable Contract: (i) Buyer or its Subsidiary owning or holding such Asset shall thereafter hold such Asset for the use and benefit of Sellers (at the expense of Sellers); (ii) the applicable Seller shall, or shall cause one of its Retained Subsidiaries to, pay, perform and discharge such Liability, on a timely basis and in accordance with the terms thereof, on behalf of Buyer or its Subsidiary holding such liability; and (iii) Buyer or its applicable Subsidiary owning or holding such Asset or Liability shall treat such Asset or Liability in the Ordinary Course of Business in accordance with past practice and take such other actions as may be reasonably requested by such Seller (at such Seller’s sole expense) in order to place such Seller in a substantially similar position as if such Asset or

Liability had been transferred, assigned, assumed or retained in connection with the Closing to or by the party entitled thereto and so that all the benefits and burdens relating to such Asset or Liability, including use, risk of loss, potential for gain, and dominion, control and command over such Asset or Liability, and all costs and expenses related thereto, shall inure from and after the Closing Date to such Seller.
(g)    Following the Closing, the parties shall cooperate using their respective reasonable best efforts to obtain promptly any consents, permits, authorizations, clearances, waivers or approvals required for the assignment and transfer of any Acquired Assets or Assumed Liabilities to an Acquired Entity or transfer any Excluded Assets or Retained Liabilities to a Seller or Retained Subsidiary that were not transferred prior to Closing. If and when any such Approval for the assignment and transfer of any such Acquired Assets or Assumed Liabilities is obtained or Buyer notifies Sellers that Buyer has determined that such Approval is no longer necessary, Sellers shall promptly convey, transfer, assign and deliver, or cause to be conveyed, transferred, assigned and delivered, such Acquired Assets or Assumed Liabilities to Buyer or an Acquired Entity for no further consideration. If and when any such Approval for the assignment and transfer of any such Excluded Assets or Retained Liabilities is obtained or any Seller notifies Buyer that such Seller has determined that such Approval is no longer necessary, Buyer shall promptly convey, transfer, assign and deliver, or cause to be conveyed, transferred, assigned and delivered, such Excluded Assets or Retained Liabilities to such Seller or Retained Subsidiary for no further consideration.
(h)    Notwithstanding anything in this Agreement to the contrary, except as provided in Section 5.7(a)(y)(3), (i) all Taxes imposed on the Separation Activities and (ii) any Transfer Taxes reasonably expected to be imposed on or payable in connection with the Sale as a result of the Separation Activities, shall be the sole responsibility of Sellers. Except as provided in Section 5.7(a)(y)(3), Sellers agree that Buyer shall not have any Liability or responsibility whatsoever to Sellers for any Taxes imposed on the Separation Activities.
Section 5.8    Publicity. Sellers, Seller Parent and Buyer agree to communicate with each other and cooperate with each other prior to any public disclosure of the transactions contemplated by this Agreement and shall coordinate the timing of any public disclosure. Sellers, Seller Parent and Buyer agree that no public release, filings, notifications, announcement or other communications (including any proxy statement or other communication with shareholders and Governmental Filings) concerning the terms, conditions or substance of this Agreement or the transactions contemplated hereby shall be issued, released, filed, disseminated or published by any party or its Affiliates without the prior consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except that each of Sellers and Buyer may issue (a) an initial joint press release announcing the execution of this Agreement that has been agreed upon by Sellers, Seller Parent and Buyer, (b) any press release or public announcement so long as any statements contained therein concerning the Sale or the other transactions contemplated by this Agreement are consistent with previous releases or announcements made by the applicable party with respect to which such party has complied with the provisions of this Section 5.8 and (c) such other release or announcement that, upon the advice of outside counsel, is likely required by Law or the rules and regulations of any stock exchange upon which the securities of any Seller, Seller Parent or Buyer, as applicable, or any of their respective Affiliates, are listed. Each party shall, to the extent practicable, allow the other party reasonable time to review and comment on all public releases, filings, notifications, announcement or other communications (including proxy statement and other communications with shareholders and Governmental Filings) concerning the transactions contemplated hereby in advance of their issuance, release, filing, dissemination or publication. For the avoidance of doubt, nothing in this Section 5.8 shall preclude any party from disclosing this Agreement or the substance or any relevant details of the transactions contemplated by this Agreement on a confidential basis to any of its Representatives, provided that such Representatives have been informed of such party’s confidentiality obligations hereunder and under the Confidentiality Agreement.
Section 5.9    Further Assurances.
(a)    Upon the terms and subject to the conditions herein provided, except as otherwise provided in this Agreement, and without limiting or expanding the obligations of the parties under any other provision of this Agreement, including those set forth in Section 5.5, each of the parties hereto agrees to use its reasonable best efforts to take or cause to be taken all action, to do or cause to be done and to assist and cooperate with the other party hereto in doing all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby, including: (i) the satisfaction of the conditions precedent to the obligations of any of the parties hereto including preparing for the provision of and receipt of the transition services contemplated under the Transition Services Agreement; (ii) the obtaining of all applicable Permits, authorizations, approvals, consents and waivers of any Governmental Entity or third party, including any Approval necessary to sell, assign, transfer and convey (or cause to be sold, assigned, transferred and conveyed, as applicable) any Assigned Contract to the Acquired Entities and for the Sale; (iii) the defending of any Actions, whether judicial or administrative, challenging this Agreement or the performance of the obligations hereunder; (iv) the good faith negotiation of the final forms of the Ancillary Agreements (consistent with the applicable Exhibits hereto and with such changes as Sellers and Buyer may otherwise agree in good faith); and (v) the execution and delivery of such instruments, and the taking of such other actions as the other party hereto may reasonably require in order to carry out the intent of this Agreement. Sellers and Sellers’ Affiliates (other than the Acquired Entities) shall be obligated to, or, prior to Closing, Sellers shall cause the Acquired Entities to, make any payments (including to the extent required in connection with the transfer of Permits contemplated by Section 5.7(b)) or pay consideration to any third party to obtain any applicable consent, waiver or approval.
(b)    Each of Sellers, Seller Parent and Buyer shall, and shall cause their respective Affiliates to, take all actions reasonably necessary so as to allow Sellers or Buyer, as applicable, to be ready and able to provide the goods and services contemplated by the Ancillary Agreements at the Closing.
(c)    Subject to Section 5.7, within five (5) years after the Closing Date, if any party discovers that any Acquired Assets were not transferred to the Acquired Entities or Buyer as part of the consummation of the transactions contemplated by this Agreement, then any such Assets shall be deemed to have been held in trust by Sellers and the Retained Subsidiaries, and Seller Parent shall and shall cause its Subsidiaries and Affiliates (if applicable) to promptly transfer, assign and convey such assets to an Acquired Entity or Buyer as directed by Buyer without any additional consideration therefor.
(d)    Subject to Section 5.7, within five (5) years after the Closing Date, if any party discovers that any of the Acquired Entities owns any Assets that constituted or should have constituted Excluded Assets as of the Closing Date, or that any Assets that have otherwise been transferred by any Seller or any of its Affiliates to Buyer or any of its Affiliates were or should have constituted Excluded Assets as of the Closing Date, then any such Assets shall be deemed to have been held in trust by the Acquired Entities, Buyer or their Affiliates for Sellers and the Retained Subsidiaries, and Buyer shall, and shall cause the Acquired Entities and its other Affiliates to, promptly transfer, assign and convey such assets to Sellers (or any of their Affiliates as designated by Sellers) without any consideration therefor. With respect to each Retail Site, on or prior to the Closing Date, Sellers shall use reasonable best efforts to remove all Excluded Assets (other than those Excluded Assets owned by third Persons) from the Business Real Property, as well as signs, signage or advertising bearing or displaying Excluded Assets or any Excluded Marks except, in each case, to the extent required to continue ongoing operations of such Business Real Property in the Ordinary Course of Business (such as branded fuel signage for a brand that will continue to be utilized past the Closing Date). Unless otherwise agreed between Seller Parent and Buyer, any such Excluded Assets not removed from the applicable Retail Site within three (3) months after the Closing shall be deemed abandoned by Sellers, and Buyer may dispose of such Excluded Assets in whatever manner Buyer may elect.
Section 5.10    Contacts. During the period commencing on the date hereof and ending on the Closing Date and without limiting the rights or obligations of the parties contained in this Agreement (including, for the avoidance of doubt, the provisions of Section 5.3(a)), without the prior written consent of the applicable Seller (which consent shall not be unreasonably withheld, conditioned or delayed), Buyer shall not, and shall cause its officers, directors, employees and other Representatives not to, contact any material suppliers, vendors or dealers to, franchisees of, or others having material business relationships with, the Business in connection with or pertaining to the transactions contemplated by this Agreement or the Ancillary Agreements. In the event such Sellers provides such consent, such Seller shall have the option to require that a management employee or other Representative of such Seller accompany Buyer’s Representative(s) to any meeting with such suppliers or customers and participate with Buyer’s Representative in any such discussions. Notwithstanding the foregoing, this Section 5.10 shall not limit or otherwise restrict Buyer or its Affiliates from contacting or having business dealings with any such Person with whom Buyer or such Affiliate has or may have business dealings, so long as such contact or business dealings relate to Buyer’s or its Affiliates’ operation of their business and not to such Seller’s or its Affiliates’ business dealing with such Person with respect to the Business or the Acquired Assets or with respect to any aspect of the transactions contemplated by this Agreement or any Ancillary Agreement.
Section 5.11    Termination of Inter-Company Agreements and Balances.
(a)    Except for (i) this Agreement and the Ancillary Agreements and (ii) those Contracts, if any, set forth on Section 5.11(a) of the Seller Disclosure Schedule, Sellers shall terminate, on or prior to the Closing, all Contracts, written or oral, between any Seller (solely with respect to the Business), any Retained Subsidiaries or any of their respective Affiliates

(other than the Acquired Entities), on the one hand, and any Acquired Entity, on the other hand (the “Terminating Contracts”).
(b)    Except as set forth on Section 5.11(b) of the Seller Disclosure Schedule and other than any payables, receivables or other inter-company accounts under any Ancillary Agreement, Sellers shall, as of the Closing, eliminate (by way of capital contribution, cash settlement or as otherwise determined by Sellers in their sole discretion) all inter-company accounts existing prior to the Closing, whether payables or receivables, between any Seller, any Retained Subsidiary or any of their respective Affiliates (other than the Acquired Entities), on the one hand, and the Acquired Entities, on the other hand. Any such inter-company accounts that are settled after the Effective Time but in connection with and contemporaneously with the Closing shall be deemed for purposes of this Section 5.11 to have been settled as of immediately prior to the Effective Time. Intercompany balances and accounts solely among any of the Acquired Entities (or Subsidiaries thereof) shall not be affected by the above provisions of this Section 5.11(b).
Section 5.12    Termination of Certain Support Services. Buyer acknowledges that the Business currently receives from Sellers and their Affiliates certain administrative and corporate services and benefits of a type generally provided to other businesses and Subsidiaries of Sellers (the “Support Services”). Sellers and Buyer acknowledge that all Support Services shall cease at Closing, and all agreements and arrangements (whether or not in writing) in respect thereof shall terminate as of the Closing Date, with no further obligation of any party thereto, except to the extent set forth and in accordance with the terms and conditions of the Transition Services Agreement, Transportation Services Agreement or as otherwise contemplated by this Agreement.
Section 5.13    Insurance Matters. Buyer acknowledges that the policies and insurance coverage maintained in favor of the Business, the Acquired Entities and the Acquired Assets are part of the corporate insurance program maintained by Sellers and their Affiliates (such policies, the “Corporate Policies”), and such coverage will not be available or transferred to Buyer or any Acquired Entity. In furtherance and not in limitation of the foregoing, Buyer agrees not to and, from and after the Closing, agrees to cause the Acquired Entities not to bring any claim for recovery under any of the Corporate Policies, whether or not such Person may be so entitled in accordance with the terms of such Corporate Policies. It is understood that Sellers shall be free at their discretion at any time from and after the Closing to cancel or not renew any of the Corporate Policies.
Section 5.14    Certain Intellectual Property Matters.
(a)    Following the Closing and except to the extent permitted under any Ancillary Agreement or other document or instrument delivered under this Agreement or any Ancillary Agreement, Buyer shall, and shall cause the Acquired Entities and each of Buyer’s other Affiliates to: (i) cease to make any use (in any form or manner) of (Y) any names or Trademarks that include the terms “Marathon” or “Marathon Corporation,” or any other Trademark owned by any Seller or any of its Affiliates other than as set forth on Section 5.14(a) of the Seller Disclosure Schedule and/or (Z) any name or Trademark that is derived from, a variant of or otherwise related to, or that contains or comprises any the foregoing names or

Trademarks (in part or whole, including any formatives thereof), and including any contractions, combinations, abbreviations, derivations, translations or transliterations of any such names and/or Trademarks, and any names or Trademarks confusingly similar to, or likely to be confusingly similar to, or dilutive of, any of the foregoing, in any jurisdiction in the world (and regardless of whether alone or in combination with any other words, phrases or designs) (collectively, all such names and Trademarks, the “Excluded Marks”), including as part of any company name or Internet domain name; and (i) cease to, and not at any time thereafter, hold itself or themselves out as having any affiliation or association with any Seller or any of its Affiliates. For the avoidance of doubt, “Excluded Marks” shall not include any Business Intellectual Property. Without limiting the generality of the foregoing, within ninety (90) days following the Closing, Buyer shall cause each of the Acquired Entities having a name, Trademark or logo that includes the Excluded Marks to change its name to a name that does not include the Excluded Marks, including making any Governmental Filings necessary to effect such change, and, within ninety (90) days following the Closing, Buyer shall complete the removal of the Excluded Marks from all products, signage, vehicles, properties, technical information, stationery and promotional or other marketing materials and other assets. Notwithstanding anything to the contrary in this Agreement, neither Buyer nor any of its Affiliates (including, after the Closing, the Acquired Entities) shall be deemed to have violated this Section 5.14, even after the periods provided above, by reason of: (i) their use of equipment and other similar articles used in the Business as of the Closing, notwithstanding that they may bear one or more of the Excluded Marks (provided that it is not reasonably practicable to remove or cover such Excluded Mark); (ii) the appearance of the Excluded Marks on any manuals, work sheets, operating procedures, other written or electronic data, materials or assets (including computer source code) that are used for internal purposes only in connection with the Business; (iii) the appearance of the Excluded Marks in or on any third party’s publications, marketing materials, brochures or instruction sheets that were distributed prior to the Closing and that are not used by Buyer and its Affiliates (including, after the Closing, the Acquired Entities) after such ninety (90) day period; or (iv) the use by Buyer and its Affiliates (including, after the Closing, the Acquired Entities) of any Excluded Marks in a non-disparaging and non-trademark manner in textual sentences that is factually accurate and non-prominent for purposes of conveying to customers or the general public that the Business is no longer affiliated with Sellers or to reference historical details concerning or make historical reference to the Business. Sellers shall reasonably cooperate with Buyer for the period from the Signing Date until the Closing to prepare the Business and the Acquired Entities for the transition process described in this Section 5.14.
(b)    Sellers shall be responsible for any and all costs and expenses incurred in assigning, transferring and recording any and all right, title and interest of Sellers in the Business Intellectual Property and Business IT Assets to the Acquired Entities, including the filing and recordation of assignment and other instruments in order to evidence the transfer of any Business Intellectual Property or Business IT Assets.
Section 5.15    Mail and Other Communications; Payments.
(a)    After the Closing Date, each of Sellers, Buyer and their respective Subsidiaries may receive mail, packages, facsimiles, email and other communications properly belonging to the other (or the other’s Subsidiaries). Accordingly, at all times after the Closing

Date, each of Sellers and Buyer and their respective Subsidiaries authorizes Sellers and their Subsidiaries, on the one hand, or Buyer and its Subsidiaries, on the other hand, as the case may be, to receive and open (acting solely as agent for the other party) all mail, packages, facsimiles, email and other communications received by it and not unambiguously intended for such other party (or its Subsidiaries) or any of such other party’s (or its Subsidiaries’) officers or directors, and to retain the same to the extent that they relate to the business of the receiving party or, to the extent that they do not relate to the business of the receiving party, the receiving party shall promptly deliver such mail, packages, facsimiles, email or other communications (or, in case the same relate to both businesses, copies thereof) to the other party. The provisions of this Section 5.15 are not intended to, and shall not be deemed to, constitute an authorization by any of Sellers, Buyer or their respective Subsidiaries to (i) permit the other to accept service of process on its behalf and neither party is or shall be deemed to be the agent of the other for service of process purposes or (ii) waive any rights or privileges in respect of any such mail, package, facsimile, email or other communication or the information contained therein.
(b)    Sellers shall, or shall cause their applicable Affiliate to, promptly, but in any case no later than ninety (90) days after receipt thereof, pay or deliver to Buyer (or its designated Affiliates) any monies or checks that have been sent to any Seller, any Retained Subsidiary or any of their respective Affiliates after the Closing Date by customers, suppliers or other contracting parties of the Business or the Acquired Entities or their Subsidiaries to the extent that they constitute an Acquired Asset and are the property of Buyer or the Acquired Entities hereunder.
(c)    Buyer shall, or shall cause its applicable Affiliate to, promptly, but in any case no later than ninety (90) days after receipt thereof, pay or deliver to Sellers (or their respective designated Affiliates) any monies or checks that have been sent to Buyer or any of its Affiliates (including the Business and the Acquired Entities and their Subsidiaries) after the Closing Date to the extent that they constitute an Excluded Asset and are the property of any Seller or its Affiliates hereunder.
Section 5.16    Tax Matters.
(a)    Purchase Price Allocation.
(i)    For all U.S. federal (and applicable state and local) Tax purposes, Sellers and Buyer shall and shall cause their respective Affiliates to allocate the Final Purchase Price and any other amounts treated as consideration for such Tax purposes among the assets of the Acquired Companies deemed sold for U.S. federal Income Tax purposes. No later than one-hundred twenty (120) days after the date on which the Final Purchase Price is finally determined pursuant to Section 2.4, Buyer shall deliver to Sellers a proposed allocation of the Final Purchase Price and any other items that are treated as additional consideration for Tax purposes among the assets of the Acquired Companies deemed sold for U.S. federal Income Tax purposes, which allocation shall be determined in a manner consistent with Sections 338 (if applicable) and 1060 of the Code and the Treasury Regulations promulgated thereunder (“Buyer’s Allocation”). Sellers may provide any comments on Buyer’s Allocation to Buyer within thirty (30) days after delivery of Buyer’s Allocation, and Buyer shall consider in good faith and incorporate any reasonable comments timely received from Sellers in accordance with this Section 5.16(a)(i). Buyer’s Allocation, as revised (the “Final Allocation”), shall be conclusive and binding on Buyer and Sellers. The Final Allocation shall be adjusted, as necessary, to reflect any subsequent payments treated as adjustments to the purchase price pursuant to Section 5.16(f). Any such adjustment shall be allocated, consistent with this Section 5.16(a)(i), to the asset or assets of the Acquired Entity or Acquired Entities to which such adjustment is attributable.
(ii)    Sellers and Buyer shall not and shall cause their respective Affiliates not to take any position inconsistent with the Final Allocation on any Tax Return (including any of the Section 338(h)(10) Forms, if applicable), in connection with any Tax Proceeding or otherwise, in each case, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or foreign Law). In the event that the Final Allocation is disputed by any Taxing Authority, the party to this Agreement receiving notice of such dispute shall promptly notify the other party in writing of such notice and resolution of the dispute.
(b)    Transfer Taxes. Notwithstanding anything in this Agreement to the contrary, except for and without duplication of any reimbursement from Buyer to Seller attributable to Transfer Taxes pursuant to Section 9.4(b), Sellers shall be liable for and shall pay (or cause to be paid) when due and shall indemnify and hold Buyer harmless from and against all Transfer Taxes imposed on the Sale. The party responsible under applicable Law for filing the Tax Returns with respect to such Transfer Taxes shall prepare and timely file such Tax Returns and promptly provide a copy of such Tax Return to the other party for such party’s review and comment at least thirty (30) days prior to the due date therefor. Any comments on such Tax Return shall be provided to the party responsible under applicable Law for filing such Tax Returns within ten (10) days of receipt of any such Tax Return, and such party shall consider in good faith any reasonable comments timely received in accordance with this Section 5.16(b). Sellers and Buyer shall, and shall cause their respective Affiliates to, cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any such Transfer Taxes.
(c)    Tax Sharing Agreements. To the extent relating to the Acquired Entities, Sellers shall terminate or cause to be terminated, on or before the Closing Date, the rights and obligations of the Acquired Entities pursuant to all Tax sharing agreements or similar agreements (other than this Agreement), if any, to which any of the Acquired Entities, on the one hand, and Sellers or any of their respective Affiliates (other than the Acquired Entities), on the other hand, are parties, and no Seller nor any of its Affiliates (other than the Acquired Entities), on the one hand, nor any of the Acquired Entities, on the other hand, shall have any rights or obligations to each other after the Closing in respect of such agreements or arrangements.
(d)    Tax Matters Cooperation. Each of Buyer and Sellers shall and shall cause its respective Affiliates to cooperate fully, and as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns of the Acquired Entities and in respect of the Business or the Acquired Assets, in connection with any Tax Proceeding or in connection with determining a liability for Taxes or a right to refund of Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information reasonably relevant to any such Tax Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Sellers and Buyer shall retain all books and records with respect to Tax matters pertinent to each of the Acquired Entities or the Acquired Assets relating to any taxable period beginning on or before the Closing Date until the expiration of the applicable statute of limitations (and, to the extent notified by Buyer or Sellers, any extensions thereof), and shall abide by all record retention agreements entered into with any Taxing Authority.
(e)    Treatment for United States Income Tax Purposes. For United States federal Income Tax purposes and, to the greatest extent permitted by Law, for state and local Income Tax purposes, each of Buyer and Sellers shall treat the purchase and sale of the Acquired Company Interests, other than the purchase and sale of the Section 338(h)(10) Eligible Subsidiaries, as a purchase and sale of the Acquired Assets and shall treat the purchase and sale of each of the Section 338(h)(10) Eligible Subsidiaries as a purchase and sale of the Equity Interests in such subsidiaries; provided, however, that each of Buyer and Sellers shall treat the purchase and sale of the Section 338(h)(10) Subsidiaries, if any, as (i) a deemed transfer of all of the assets of such Section 338(h)(10) Subsidiary to an unrelated person in exchange for consideration that includes the discharge of liabilities in a single transaction at the close of the Closing Date and, after such deemed asset sale and while such Section 338(h)(10) Subsidiary is a member of the consolidated group of which Seller Parent is the common parent, such Section 338(h)(10) Subsidiary transferred all of its assets to members of such consolidated group and ceased to exist and (ii) an acquisition by Buyer of the stock of such unrelated person following the transactions deemed to have occurred in clause (i) (the deemed transactions described in clauses (i) and (ii), the “Deemed Section 338(h)(10) Election Transactions”). Each of Buyer and Sellers will take no position inconsistent with such treatment or the Section 338(h)(10) Elections, if applicable, on any Income Tax Return or in any proceeding before the IRS or any state and local Taxing Authority.
(f)    Characterization of Payment. For all Tax purposes, the parties agree to treat any and all payments under Section 2.4, and any indemnity payments made between the parties pursuant to this Agreement as an adjustment to the purchase price.
(g)    Elections.
(i)    As soon as reasonably practicable following the Signing Date, Sellers shall engage an accounting firm of nationally recognized standing (the “Section 338(h)(10) Election Accounting Firm”) to determine (i) the Tax basis, for U.S. federal Income Tax purposes, of Sellers (or their relevant Subsidiaries) in the stock of each of the Section 338(h)(10) Eligible Subsidiaries (the “Stock Basis”) and (ii) the Tax basis, for U.S. federal Income Tax purposes, of each Section 338(h)(10) Eligible Subsidiary in its assets (the “Asset Basis”). Sellers shall keep Buyer reasonably informed of the status of the preparation of the Basis Information (as defined below), and shall allow

Buyer to consult with the Section 338(h)(10) Election Accounting Firm with respect to its progress and determination. Sellers shall deliver (or cause to be delivered) to Buyer, no later than seventy-five (75) days after the Signing Date, a statement setting forth the final Stock Basis and the Asset Basis, together with any supporting documentation prepared by the Section 338(h)(10) Election Accounting Firm to the extent reasonably necessary to allow Buyer to meaningfully review the Stock Basis and the Asset Basis (such statement, together with any such supporting documentation, the “Basis Information”). If Buyer has any comments or disagrees with the calculation of Stock Basis or Asset Basis, Buyer may, within thirty (30) days after delivery of the Basis Information, deliver a written notice to Sellers to such effect, specifying Buyer’s comments to or those items as to which Buyer disagrees and setting forth Buyer’s proposed Stock Basis and/or Asset Basis, as applicable. If such notice is duly and timely delivered, Buyer and Sellers shall, during the thirty (30) days following such delivery, negotiate in good faith to reach agreement on the disputed items or amounts in order to determine the Stock Basis and/or Asset Basis, as applicable. If Buyer and Sellers are unable to reach such agreement, then, no later than the expiration of the thirty (30) day period described in the immediately preceding sentence, they shall submit any remaining disputes to the Independent Accounting Firm and instruct the Independent Accounting Firm to resolve such disputes within thirty (30) days of such submission. Any costs and expenses of the Section 338(h)(10) Election Accounting Firm and the Independent Accounting Firm incurred pursuant to this Section 5.16(g)(i) shall be borne equally by Buyer, on the one hand, and Sellers, on the other hand. Within thirty (30) days of the later of (x) Sellers’ delivery of the Basis Information or, if applicable, the resolution of any dispute with respect to the calculation of Stock Basis and/or Asset Basis or (y) the completion of all reorganization and separation steps set forth on the Separation Plan pursuant to Section 5.7(a), Buyer shall provide written notice to Sellers stating whether it is electing to make joint elections with Sellers under Section 338(h)(10) of the Code (and any corresponding elections under applicable state or local Law) with respect to any of the Section 338(h)(10) Eligible Subsidiaries (any such election, a “Section 338(h)(10) Election”), which notice shall specify the Section 338(h)(10) Subsidiaries, if any. To the extent Buyer elects not to make a Section 338(h)(10) Election with respect to any Section 338(h)(10) Eligible Subsidiary (collectively, the “Stock Purchase Subsidiaries”), then there shall be subtracted from the Final Purchase Price an amount equal to (A) the Basis Adjustment Amount multiplied by (B) the quotient of 25.5% and 74.5% (the “Section 338(h)(10) Election Amount”).
(ii)    Buyer and Sellers shall (and shall cause their relevant Affiliates to) make and timely file the Section 338(h)(10) Elections, if any.
(iii)    As soon as reasonably practicable following the Closing, Buyer and Sellers shall (and shall cause their relevant Affiliates to) cooperate in the preparation of all forms, attachments and schedules necessary to effectuate any Section 338(h)(10) Elections, including IRS Form 8023, IRS Form 8883 and any similar forms under applicable state and local Law (such forms, collectively, the “Section 338(h)(10) Forms”), in a manner consistent with the Final Allocation. Buyer and Sellers shall timely file (or cause to be timely filed) the Section 338(h)(10) Forms with the applicable Taxing Authorities.
(iv)    Prior to the deadline for filing IRS Form 8023, Sellers and Buyer shall each deliver to the other party one or more duly executed IRS Forms 8023 that reflect any Section 338(h)(10) Elections (and any analogous forms required to effectuate such Section 338(h)(10) Elections for state or local Tax purposes), each in form and substance reasonably satisfactory to such other party.
(v)    Buyer and Sellers shall, and shall cause their respective Affiliates to, (A) report the transactions contemplated by this Agreement in a manner consistent with any Section 338(h)(10) Elections for all Tax purposes and (B) except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state or local Law), take no Tax position contrary to any Section 338(h)(10) Elections or any Section 338(h)(10) Forms on any Tax Return, in any Tax Proceeding or otherwise.
(vi)    Buyer and Sellers shall not, and shall cause their respective Affiliates not to, take any action to (A) modify any of the forms or other documents (including any corrections, amendments or supplements thereto) that are required in connection with the Section 338(h)(10) Elections, if any, or (B) modify or revoke any of the Section 338(h)(10) Elections after the filing of the Section 338(h)(10) Forms without the prior written consent of the other party.
(vii)    With respect to any Acquired Entity that is properly classified as a partnership and does not have in effect a valid election under Section 754 of the Code for U.S. federal income Tax purposes, Sellers shall use reasonable best efforts to request such Section 754 election be made for the Tax period that includes the Closing Date.
(viii)    Notwithstanding anything herein to the contrary, but subject to the foregoing provisions of this Section 5.16(g), Buyer shall not, and shall not cause or permit any of its Affiliates (including the Acquired Entities after the Closing) to (A) make or cause to be made any election with respect to any Acquired Entity (including any entity classification election pursuant to Treasury Regulations Section 301.7701-3) effective on or prior to the Closing Date, (B) change or cause to be changed any method of Tax accounting or any Tax accounting period of any Acquired Entity, which change has retroactive effect to any Pre-Closing Period (or any portion thereof) or (C) take any action or enter into any transaction on the Closing Date or after the Closing that would reasonably be expected to increase any Tax liability (x) of any Seller or any of its Affiliates (taking into account any indemnification obligations pursuant to this Agreement) or (y) required to be reflected as a reserve in Final Net Working Capital (or otherwise require any Tax liability to be reflected as a reserve or Liability in Net Working Capital that would not otherwise be required to be so reflected) for purposes of calculating the Final Purchase Price.

(h)    Liability for Taxes.
(i)    Sellers shall be liable for, shall pay (or cause to be paid) and shall indemnify and hold harmless Buyer from and against, without duplication, (A) all Taxes other than Taxes described in clause (B) imposed on the Acquired Entities or Sellers with respect to the Business (1) for any Pre-Closing Period, including any Taxes imposed on any Deemed Section 338(h)(10) Election Transactions, and (2) with respect to any taxable period beginning on or before the Closing Date and ending after the Closing Date (a “Straddle Period”), for the portion of such Straddle Period ending at the close of the day on the Closing Date, calculated in accordance with Section 5.16(h)(iii), (B) Transfer Taxes for which Sellers are responsible pursuant to Section 5.16(b), (C) all Taxes of any Person (other than the Acquired Entities) as a result of having been, prior to the Closing, part of any consolidated, combined, affiliated, aggregate, unitary or similar group for purposes of filing Tax Returns or paying Taxes (including any liability under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or non-U.S. Tax Law) or as a transferee or successor or by contract (other than (x) commercial agreements entered into in the ordinary course of business, the principal purposes of which are not related to Taxes and (y) contracts entered into after the Closing), (D) Excluded Business Taxes, (E) all Taxes resulting from, arising out of or in connection with any breach or inaccuracy of any of the representations and warranties of Sellers in Section 3.16, (F) except as provided in Section 5.7(a)(y)(3), all Taxes imposed on the Separation Activities and allocated to Sellers pursuant to Section 5.7(h), and (G) all Taxes resulting from, arising out of or attributable to any breach by any Seller of a covenant in this Agreement related to Taxes. In the event of any conflict or inconsistency between any provision in this Section 5.16(h)(i) and any provision in ARTICLE VIII, the provisions of this Section 5.16(h)(i) shall control and govern; provided, however, that, other than with respect to paragraphs (j) and (m) of Section 3.16, Sellers shall not have any responsibility pursuant to this Section 5.16(h)(i) in respect of any Taxes resulting from, arising out of or in connection with any breach or inaccuracy of any of the representations and warranties of Sellers in Section 3.16 to the extent such Taxes are attributable to any Tax period (or portion thereof, as calculated in accordance with Section 5.16(h)(iii)) beginning after the Closing Date.
(ii)    Buyer shall be liable for, shall pay (or cause to be paid) and shall indemnify and hold harmless the Seller Indemnified Parties from and against, without duplication, (A) all Taxes imposed on the Acquired Entities or on Buyer or any Acquired Entity in respect of the Business, (1) for any Post-Closing Period and (2) with respect to any Straddle Period, for the portion of such Straddle Period beginning after the Closing Date, calculated in accordance with Section 5.16(h)(iii), (B) Transfer Taxes for which Buyer is responsible pursuant to Section 5.7(a)(y)(3), and (C) all Taxes resulting from, arising out of or attributable to any breach by Buyer of a covenant in this Agreement related to Taxes.
(iii)    For purposes of this Section 5.16, to the greatest extent permitted by Law or administrative practice, the parties shall cause the taxable year of each of the Acquired Entities for purposes of any Tax to close on the Closing Date. Whenever it is necessary to determine the liability for Taxes that are payable with respect to a Straddle Period, except as provided in the following sentence, the amount of any such Taxes (including franchise Taxes or other Taxes providing the right to do business) that is allocable to the portion of such period ending on the Closing Date shall be deemed equal to the amount that would be payable if the taxable year ended on the Closing Date (for clarification purposes, an interim closing of the books). In the case of Taxes imposed on a periodic basis (including real and personal property Taxes) for a Straddle Period, Sellers shall be liable for the product of the amount of such Taxes for the Straddle Period and a fraction, the numerator of which is the number of days in the applicable Straddle Period up to and including the Closing Date, and the denominator of which is the number of days in the entire applicable Straddle Period, and Buyer shall be liable for the remaining amount of such Taxes. For purposes of any Tax that is payable for a Straddle Period (including real and personal property Taxes), Buyer shall be responsible for the timely payment of such Taxes and Buyer shall notify Sellers of the proration of such Taxes as set forth herein. To the extent any such Tax that is payable for a Straddle Period is a Tax for which Sellers would otherwise have an indemnification obligation pursuant to Section 5.16(h)(i) (for the avoidance of doubt, taking into account Section 8.5 to the extent applicable), Sellers shall pay to Buyer their allocable share of such Taxes within five (5) days following receipt of the notice of billing. The parties agree that any Tax deduction arising from or attributable to any payment of compensation or benefits described in Section 5.2(j)(1) or Section 5.2(j)(2) of the Seller Disclosure Schedule shall be allocable to the Pre-Closing Period (or the portion of any Straddle Period ending on the Closing Date), except to the extent otherwise required under applicable Law (in which case, if Buyer or any of its Affiliates (including, after the Closing, the Acquired Entities) actually realize any Tax benefit as a result of any such payment of compensation or benefits by any Seller or their respective Affiliates (determined on a “with and without” basis), then Buyer shall pay to Sellers the amount of such Tax benefit within fifteen (15) days after such Tax benefit is actually realized).
(iv)    Except to the extent otherwise provided in this Section 5.16, any indemnity payment required to be made pursuant to this Section 5.16 shall be made within thirty (30) days after the Indemnified Party gives notice to the Indemnifying Party in accordance with the procedures set forth in Section 8.4(a).
(i)    Tax Returns.
(i)    Sellers shall prepare (or cause to be prepared) (A) any Combined Tax Return and (B) all Tax Returns (other than any Combined Tax Return) that are required to be filed by or with respect to the Acquired Entities for taxable periods ending on or before the Closing Date (each Tax Return described in this clause (B), a “Pre-Closing Separate Tax Return”). For any Pre-Closing Separate Tax Return that is required to be filed after the Closing Date, Sellers shall (x) prepare (or cause to be prepared) such Pre-Closing Separate Tax Return in a manner consistent with past practice of or with respect to any applicable Acquired Entity and (y) deliver to Buyer for its review and comment a copy of any such Pre-Closing Separate Tax Return at least thirty (30) days prior to the due date therefor (or, in the case of any Pre-Closing Separate Tax Return with respect to Taxes other than Income Taxes, at least ten (10) days prior to the due date therefor) (in each case taking into account any extensions). Buyer shall provide any comments on such Pre-Closing Separate Tax Return to Sellers within ten (10) days of receipt of any such Pre-Closing Separate Tax Return (or, in the case of any Pre-Closing Separate Tax Return with respect to Taxes other than Income Taxes, within five (5) days of receipt thereof), and Sellers shall consider in good faith any reasonable comments timely received from Buyer. Sellers shall revise such Pre-Closing Separate Tax Returns to reflect any comments received from Buyer which Sellers considered in good faith and with which Sellers agree and shall deliver, if applicable, a revised Pre-Closing Separate Tax Return to Buyer, and solely to the extent any Tax shown on such revised Pre-Closing Separate Tax Return is a Tax for which Sellers would otherwise have an indemnification obligation pursuant to Section 5.16(h)(i) (for the avoidance of doubt taking into account Section 8.5 to the extent applicable), together with the payment of such Taxes as shown on any such Pre-Closing Separate Tax Return. Buyer shall timely file or cause to be timely filed any Tax Returns required to be filed by Buyer and submit or cause to be submitted any payment due therewith. Except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or non-U.S. Law), Buyer shall not amend or revoke any Combined Tax Return or any Pre-Closing Separate Tax Return (or any notification or election relating thereto) without the prior written consent of Sellers (such consent not to be unreasonably withheld, conditioned or delayed). At Sellers’ reasonable request, Buyer shall file, or cause to be filed, amended Pre-Closing Separate Tax Returns; provided, however, that Sellers shall have the same obligation to prepare and Buyer shall have the same rights to review and comment on such amended Pre-Closing Separate Tax Returns as described in this paragraph for the original Pre-Closing Separate Tax Returns. Buyer shall use commercially reasonable efforts to provide (or cause to be provided) to Sellers any information reasonably requested by Sellers to facilitate the preparation and filing of any Tax Returns described in this Section 5.16(i)(i), and Buyer shall use commercially reasonable efforts to prepare (or cause to be prepared) such information in a manner and on a reasonable timeline requested by Sellers, which information and timeline shall be consistent with the past practice of the Acquired Entities, as applicable. Subject to Section 8.5 to the extent applicable, Sellers shall bear all Buyer’s reasonable costs and expenses of filing such amended Pre-Closing Separate Tax Returns and providing and preparing information as requested by Sellers pursuant to this Section 5.16(i)(i).
(ii)    Buyer shall prepare (or cause to be prepared) and file (or cause to be filed) all Tax Returns that are required to be filed by or with respect to the Acquired Entities, the Business or the Acquired Assets for taxable periods ending after the Closing Date and all Tax Returns that relate to a Straddle Period. With respect to any such Tax Return reflecting any amounts for which Sellers are liable pursuant to Section 5.16(h)(i), Buyer shall (A) prepare (or cause to be prepared) such Tax Return in a manner consistent with past practice of or with respect to any applicable Acquired Entity and (B) deliver to Sellers for their review, comment and approval, at least thirty (30) days prior to the due date therefor (or, in the case of any Tax Return with respect to Taxes other than Income Taxes, at least ten (10) days prior to the due date therefor) (in each case, taking into account any applicable extensions), a statement setting forth the amount of Tax for which Sellers are responsible pursuant to Section 5.16(h)(i) and a copy of such Tax Return, together with any additional information that Sellers may reasonably request. Sellers shall have the right to review such Tax Return, statement and additional information, if any, prior to the filing of such Tax Return, and Buyer shall consider in good faith any reasonable comments submitted by Sellers within ten (10) days of receipt of any such Tax Return (or, in the case of any such Tax Return with respect to Taxes other than Income Taxes, within five (5) days of receipt thereof) (in each case taking into account any applicable extensions). Buyer shall revise such Tax Return to reflect any comments received from Sellers which Buyer considered in good faith and with which Buyer agrees and shall deliver, if applicable, a revised Tax Return to Sellers, and Buyer shall timely file or cause to be timely filed such Tax Return. If Buyer does not agree with any such comments, Buyer shall promptly notify Sellers of such disagreement, and Buyer and Sellers shall cooperate in good faith to resolve such disagreement. If Buyer and Sellers are unable to resolve such disagreement within fifteen (15) days of Buyer’s notification thereof (or, in the case of any such Tax Return with respect to Taxes other than Income Taxes, within such shorter period as is reasonable), Buyer and Sellers shall submit such disagreement to the Independent Accounting Firm and shall instruct the Independent Accounting Firm to resolve such dispute within thirty (30) days of such submission (or, in the case of any such Tax Return with respect to Taxes other than Income Taxes, within such shorter period as is reasonable). The Independent Accounting Firm’s resolution of such dispute shall be binding upon Buyer and Sellers, and Buyer and Sellers shall bear the fees and expenses of the Independent Accounting Firm in resolving such dispute equally. Except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or non-U.S. Law), Buyer shall not amend or revoke any Tax Return reflecting any amounts for which Sellers are liable pursuant to Section 5.16(h)(i) (or any notification or election relating thereto) within the prior written consent of Sellers (such consent not to be unreasonably withheld, conditioned or delayed). At Seller’s reasonable request, Buyer shall file, or cause to be filed, amended Tax Return reflecting any amounts for which Seller is liable pursuant to Section 5.16(h)(i); provided, however, that any such Tax Return shall be prepared in a manner consistent with this Section 5.16(i)(ii). In the case of any amended Tax Return filed pursuant to the previous sentence, subject to Section 8.5 to the extent applicable, Sellers shall bear all Buyer’s reasonable costs and expenses of filing any such amended Tax Return and providing and preparing information as requested by Sellers pursuant to this Section 5.16(i)(ii).
(iii)    Notwithstanding anything herein to the contrary, Sellers and their respective Affiliates shall not be required to provide Buyer or any of its Affiliates (including, after the Closing, the Acquired Entities) with any Tax Return or a copy of any Tax Return of (A) any Seller or any of such Seller’s Subsidiaries other than an Acquired Entity or (B) any consolidated, affiliated, fiscal, loss sharing, combined or similar group of which any Seller or any of its Affiliates (other than an Acquired Entity) is a member (including any Combined Tax Return).
(j)    Tax Refunds. Sellers shall be entitled to retain, or receive prompt payment from Buyer or any of its subsidiaries or Affiliates (including the Acquired Entities) of, any refund (including any credit in lieu of a refund) of Taxes for which Sellers are responsible pursuant to Section 5.16(h), including any interest paid thereon, received by Buyer, any Affiliate of Buyer or the Acquired Entities, no later than ten (10) days following receipt of such refund (or, in the case of a credit obtained in lieu of such refund, no later than ten (10) days following the filing of the Income Tax Return on which such credit is used to offset tax otherwise payable), net of any out-of-pocket costs incurred in obtaining such refund or credit (including any Income Taxes impose thereon); provided, however, that to the extent any such refund to which Sellers have been entitled pursuant to this Section 5.16(j) is subsequently disallowed by a Governmental Entity, Sellers shall pay to Buyer such amount that has been subsequently disallowed in addition to any out-of-pocket costs incurred by Buyer attempting to prevent or contest such disallowance, no later than ten (10) days prior to the date that such refund must be paid to the relevant Governmental Entity (taking into account extensions). Any refunds or credits of the Acquired Entities for any Straddle Period shall be equitably apportioned between Sellers and Buyer in accordance with the principles set forth in Section 5.16(h)(iii).
(k)    Tax Proceedings.
(i)    If any Governmental Entity asserts a claim with respect to Taxes that, if pursued successfully, would reasonably be expected to serve as the basis for a claim for indemnification under Section 5.16(h) (a “Tax Claim”), then the party first receiving notice for such Tax Claim promptly shall provide written notice thereof to the other party; provided, however, that the failure of such party to give such prompt notice shall not relieve the other party of any of its obligations under this Section 5.16, except to the extent that the other party is materially and actually prejudiced by such failure (as determined by a court of competent jurisdiction). Such notice shall specify in reasonable detail the basis for such Tax Claim and shall include a copy of the relevant portion of any correspondence received from the Governmental Entity.
(ii)    Notwithstanding anything to the contrary in this Agreement:
(A)Sellers and their Affiliates (other than the Acquired Entities) shall have the exclusive right to control any Tax Proceeding of or with respect to any of the Acquired Entities for any Pre-Closing Period; provided that, with respect to a Pre-Closing Period that would reasonably be expected to increase or give rise to a liability of Buyer or any Acquired Entity for Taxes related to a Post-Closing Period, Sellers shall not settle or compromise any such Tax Proceeding without the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed; provided, further, that, if Sellers elect not to control the conduct and resolution of any such Tax Proceeding, Sellers shall notify Buyer in writing, and Buyer shall have the right to control the conduct and resolution of such Tax Proceeding, or portion thereof, that is not controlled by Sellers; and
(B)    Buyer shall have the right to control any Tax Proceeding of or with respect to any of the Acquired Entities for any Post-Closing Period or that relates to any Tax Return or Tax for a Straddle Period, provided, however, that, in the case of any Tax Proceeding with respect to a Straddle

Period or any Tax Proceeding for any Post-Closing Period that would reasonably be expected to give rise to a liability of Sellers for Taxes (including pursuant to this Agreement), Buyer shall defend such Tax Proceeding diligently and in good faith as if it were the only party in interest in connection with such Tax Proceeding and Sellers shall have the right, at their own expense, to participate in and consult with Buyer regarding any such Tax Proceeding to the extent that such Tax Proceeding relates to any Acquired Entity or Acquired Asset, such participation and consultation rights to include the right to receive a reasonably detailed account of each stage of such Tax Proceeding, and to consult with Buyer before Buyer takes any significant action or submits any written materials prepared or furnished in connection with such Tax Proceeding. Buyer shall not settle any Tax Proceeding that relates to any Tax Return or Tax (x) for a Straddle Period or (y) for a Post-Closing Period if such Tax Proceeding would reasonably be expected to give rise to a liability of Sellers for Taxes (including pursuant to this Agreement), in the case of each of clauses (x) and (y), without the prior written consent of Sellers, which shall not be unreasonably withheld, conditioned or delayed.
(iii)    Notwithstanding anything to the contrary in this Agreement, Sellers shall have the exclusive right to control, and neither Buyer nor any of its Affiliates shall be entitled to participate in, any Tax Proceeding with respect to (A) any Tax Return of any Seller or any of its Affiliates (other than the Acquired Entities) or (B) any Tax Return of a consolidated, affiliated, fiscal, loss sharing, combined or similar group of which any Seller or any of its Affiliates (other than an Acquired Entity) is a member (including any Combined Tax Return).
(l)    Like-Kind Exchange. Sellers shall have the right to structure all or part of the transactions contemplated by this Agreement as a simultaneous or deferred (reverse) exchange pursuant to Section 1031 of the Code and the Treasury Regulations promulgated thereunder (a “Like-Kind Exchange”). Notwithstanding any other provisions of this Agreement, in connection with effectuating a Like-Kind Exchange, Sellers shall have the right, at or prior to the Closing Date, to assign all or a portion of its rights under this Agreement to a “qualified intermediary” (within the meaning of Treasury Regulations Section 1.1031(k)-1(g)(4)), a “qualified exchange accommodation titleholder” (within the meaning of Revenue Procedure 2000-37), or another person reasonably selected by Sellers for the purpose of satisfying the requirements of Section 1031 of the Code. Should Sellers choose to effectuate a Like-Kind Exchange, the parties agree to cooperate with one another in the completion of such an exchange, including the execution of all documents reasonably necessary to effectuate a Like-Kind Exchange; provided, however, that (a) the Closing Date shall not be delayed, prohibited, prevented or restricted by reason of the Like-Kind Exchange and (b) Buyer shall incur no additional unreimbursed costs, expenses, fees or liabilities as a result of or in connection with the Like-Kind Exchange. Sellers do hereby and shall release, defend, indemnify and hold harmless Buyer against any and all costs and expenses reasonably incurred with respect to or in connection with the Like-Kind Exchange.
(m)    Tax Clearance Certificates.

(i)    Prior to Closing, Sellers shall use commercially reasonable efforts to obtain from the applicable Taxing Authority in jurisdictions that impose Taxes on any of the Acquired Entities with respect to a Business or where any of the Acquired Entities has a duty to file Tax Returns with respect to a Business, to the extent such certificates are issued by an applicable state-level Taxing Authority, tax clearance or similar certificates evidencing such Acquired Entity’s compliance with and satisfaction of its Tax obligations in such jurisdictions (“Tax Clearance Certificates” ).
(ii)    Following the Closing, Sellers shall use commercially reasonable efforts to promptly take, or cause to be taken, all actions, and to promptly do, or cause to be done, and to assist and cooperate with Buyer to obtain all Tax Clearance Certificates referred to in Section 5.16(m)(i) that were not obtained prior to Closing.
(n)    Motor Fuel Inventory. As soon as practicable, Sellers shall use reasonable best efforts to resolve all ongoing or, to the Knowledge of Sellers, potential Tax Proceedings with respect to the motor fuel Inventory of the Business.
(o)    Coordination and Survival. Notwithstanding anything to the contrary in this Agreement, indemnification and other payments in respect of Taxes and the procedures relating thereto shall be governed exclusively by this Section 5.16 and Section 8.1(a), Section 8.4(a), Section 8.4(b) (first three sentences), Section 8.5 (other than, for the avoidance of doubt, Section 8.5(a)(i) and Section 8.5(a)(ii)), Section 8.6, and Section 9.4, and the provisions of ARTICLE VIII (other than Section 8.1(a), Section 8.4(a), Section 8.4(b) (first three sentences), Section 8.5 (other than, for the avoidance of doubt, Section 8.5(a)(i) and Section 8.5(a)(ii)) and Section 8.6) shall not apply. The indemnification and other payment obligations contained in this Section 5.16 shall survive the Closing Date until sixty (60) days following the expiration of the applicable statute of limitations; provided that if written notice of a claim has been given to the indemnifying or paying party in good faith prior to the end of the applicable survival period, then the indemnification or payment obligations with respect to such claim shall survive until such claim is finally resolved. The covenants and agreements in this Section 5.16 shall survive the Closing until fully performed.
Section 5.17    Officers’, Directors’ and Managers’ Indemnification. From and after the Closing Date, for a period of six (6) years from the Closing Date, Buyer (a) shall not, and shall cause the Acquired Entities not to, except (and then only) to the extent otherwise required by then applicable Law, modify the provisions in the Acquired Entities’ (or any successor’s) Organizational Documents in existence on the Signing Date or any agreement providing for indemnification by any Acquired Entity in effect on the Signing Date, each as set forth on Section 5.17 of the Seller Disclosure Schedule, so as to reduce, limit or otherwise adversely affect the rights with respect to (i) the elimination of liability of current or former directors, officers, members or managers on or prior to the Closing, (ii) indemnification of current or former officers, managers, directors and employees of the Acquired Entities (in all of their official capacities), as such provisions apply to any current or former officers, managers, directors and employees of the Acquired Entities prior to the Closing (the “Covered Parties”) and (iii) advancement of expenses to any Covered Parties contained in the Organizational Documents of the Acquired Entities and (b) cause the

Acquired Entities to comply with all such provisions and/or agreements. In the event any claim or claims are asserted or made pursuant to the indemnification rights set forth in this Section 5.17, all rights to indemnification in respect of any such claim or claims shall continue to the extent permitted by applicable Law and the applicable Organizational Documents and/or agreements. Any determination required to be made with respect to whether a Covered Party’s conduct complies with the applicable standard of conduct which governs the availability of such indemnification shall be made by independent legal counsel selected by the Covered Party and reasonably acceptable to Buyer. Sellers shall cause the Acquired Entities to, at Sellers’ request and sole expense, obtain at or prior to the Closing Date a six (6) year “tail” policy with respect to directors’ and officers’ liability insurance providing equivalent coverage as Sellers’ and the Acquired Entities’ existing policy(ies).
Section 5.18    Notification of Certain Events. From the Signing Date until the earlier to occur of (a) termination of this Agreement pursuant to the terms of ARTICLE VII and (b) the Closing, each of Sellers and Buyer agrees to promptly notify the other in writing of (x) any fact, event or circumstance that becomes known to it that could reasonably be expected, either individually or when taken together with any or all other existing facts, events and circumstances known to it, to result in the failure of any of the conditions set forth in ARTICLE VI to be satisfied, (y) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transaction contemplated by this Agreement and (z) any written notice or other written communication from any Governmental Entity (other than those to which Section 5.5 applies) in connection with the transactions contemplated by this Agreement; provided that the failure to deliver any notice pursuant to this Section 5.18 shall not, in and of itself, be considered in determining whether the conditions set forth in Section 6.2(b) or Section 6.3(b), as applicable, have been satisfied.
Section 5.19    Litigation Cooperation.
(a)    Following the Closing Date, except (x) as the parties may otherwise agree pursuant to Section 8.4 or (y) Actions set forth on Section 5.19 of the Seller Disclosure Schedule, (i) Buyer shall have exclusive authority and control over the investigation, prosecution, defense and appeal of all then pending Actions primarily relating to or arising in connection with the Business, any Acquired Assets or any Assumed Liabilities (each, a “Buyer Controlled Action”), and may settle or compromise, or consent to the entry of any judgment with respect to any such Buyer Controlled Action without the consent of Sellers (as long as such settlement, compromise or judgment (A) does not impose any liability or obligation on any Seller or any of its Affiliates, (B) does not involve an admission of wrongdoing by any Seller or any of its Affiliates and (C) would not reasonably be expected to have a material adverse impact on the reputation of, or implicate the goodwill of, any Seller or any of its Affiliates, and in the case that any of (A) through (C) above are true, the prior written consent of Sellers will be required (such consent not to be unreasonably withheld, conditioned or delayed)), and (ii) Sellers shall have exclusive authority and control over the investigation, prosecution, defense and appeal of all then pending Actions primarily relating to or arising in connection with the Excluded Business, Excluded Assets or Retained Liabilities (each, a “Seller Controlled Action”), and may settle or compromise, or consent to the entry of any judgment with respect to any such Seller Controlled Action without the consent of Buyer (as long as such settlement, compromise or judgment

(A) does not impose any liability or obligation on Buyer or any of its Affiliates, (B) does not involve an admission of wrongdoing by Buyer or any of its Affiliates and (C) would not reasonably be expected to have a material adverse impact on the reputation of, or implicate the goodwill of, Buyer or any of its Affiliates, including, after the Closing, the Acquired Entities, and in the case that any of (A) through (C) above are true, the prior written consent of Buyer will be required (such consent not to be unreasonably withheld, conditioned or delayed)). For the avoidance of doubt, each Action pending following the Closing Date shall be either a Buyer Controlled Action or a Seller Controlled Action, and no such Action will be both a Buyer Controlled Action and a Seller Controlled Action. As soon as practicable following the Closing, Buyer shall, and shall cause the Acquired Entities to, use reasonable best efforts to have any Seller and any Seller Indemnified Parties removed as parties to any Buyer Controlled Action in which they are named parties as soon as is reasonably practicable, and Sellers shall, and shall cause the Retained Subsidiaries to, use reasonable best efforts to have any Acquired Entity removed as a party to any Seller Controlled Action in which they are named parties as soon as is reasonably practicable.
(b)    From and after the Closing Date, Sellers and Buyer shall use, and shall cause their respective Subsidiaries to use, reasonable best efforts to make available to each other, upon written request, their respective officers, directors, employees and agents for fact finding, consultation and interviews and as witnesses to the extent that any such Person may reasonably be required in connection with any Actions in which the requesting party may from time to time be involved relating to the Buyer Controlled Actions or Seller Controlled Actions or the conduct of the Business or the Excluded Businesses. Each of Sellers and Buyer agrees to retain, and provide the other party with reasonable access to (including the right to make copies) to, all books and records in their respective possession relating to any Buyer Controlled Action or any Seller Controlled Action until such Action is fully and finally resolved. Notwithstanding anything else to the contrary contained in this Agreement, the provisions of this Section 5.19 shall not apply to Actions brought between any Seller and its Affiliates, on the one hand, and Buyer and its Affiliates (including the Acquired Entities), on the other hand.
Section 5.20    Release of Guarantees.
(a)    Prior to the Closing, Sellers and Buyer shall cooperate and shall use their respective reasonable best efforts to, terminate or cause to be terminated, or cause Buyer or one of its Affiliates to be substituted in all respects for any Seller and any Retained Subsidiary (collectively, the “Seller Guarantors”) in respect of all obligations of Seller Guarantors under, or replace or cause to be replaced, effective as of the Closing Date, any Seller Guaranties and in each case obtain from the creditor or other counterparty to each Seller Guaranty a full and irrevocable release of the Seller Guarantors that are liable, directly or indirectly, to such creditor in respect of such Seller Guaranty. Subject to Sellers’ payment and other obligations in Section 5.7, none of Sellers, Seller Parent, Buyer nor any of their respective Affiliates shall be required to make any payment or incur any out of pocket cost to obtain the foregoing terminations, substitutions or replacements of any Seller Guaranties.
(b)    In the event the actions provided for in Section 5.20(a) above are not completed by the Closing Date, from and after the Closing, Sellers and Buyer shall continue to cooperate and use their respective reasonable best efforts to terminate, or cause Buyer or one of its Affiliates to be substituted in all respects for Seller Guarantors in respect of all obligations of Seller Guarantors under, or replace or cause to be replaced, any such Seller Guaranties and in each case obtain from the creditor or other counterparty to each Seller Guaranty a full and irrevocable release of the Seller Guarantors that are liable, directly or indirectly, to such creditor in respect of such Seller Guaranty, and Buyer shall (i) not and shall not permit the Business, the Acquired Entities or its Affiliates to (A) renew or extend the term of or (B) amend any contract to increase the obligations under, or transfer to another third party, any Contract or other obligation for which any Seller Guarantor is or would reasonably be expected to be liable under such Seller Guaranty and (ii) indemnify and hold harmless Seller Guarantors from and against all Liabilities under any such Seller Guaranties; provided, however, that Sellers complied with their obligations pursuant to Section 5.20(a) with respect to such Seller Guarantee. To the extent that any Seller Guarantor continues to have any performance obligations under any such Seller Guaranty (including any such Seller Guaranty in respect of any Acquired Assets that are assigned, transferred or conveyed after the Closing pursuant to Section 5.7) on or after the Closing Date, Buyer shall use reasonable best efforts to (x) perform, or cause its Affiliates to perform, such obligations on behalf of such Seller Guarantor or (y) otherwise take such action as reasonably requested by Sellers so as to put such Seller Guarantor in the same position as if Buyer or one of its Affiliates, and not such Seller Guarantor, had performed or were performing such obligations.
Section 5.21    Governance Matters. The parties agree to comply with the obligations set forth on Section 5.21 of the Seller Disclosure Schedule.
Section 5.22    Financial Information.
(a)    Sellers shall use reasonable best efforts to prepare and deliver to Buyer the Unaudited Financial Statements within ninety (90) days following the Signing Date. Sellers shall use their reasonable best efforts to prepare and deliver to Buyer not later than thirty (30) days or, with respect to annual results, sixty (60) days following the date on which Seller Parent or any Seller announces its financial and operating results for each quarterly or annual fiscal period ending between the Signing Date and the Closing Date (and in any event, Sellers shall prepare and deliver not later than sixty (60) days for quarterly and ninety (90) days for annual after the end of such quarterly or annual fiscal period), Sellers shall prepare and deliver to Buyer (i) (A) as of the end of such quarterly fiscal period, an unaudited balance sheet of the Business and (B) as of the end of such annual fiscal period, an audited balance sheet of the Business and (ii) (A) for the fiscal quarter ended as of the end of such quarterly period, unaudited statements of operations, statements of change in net investment of the Business and (B) for the fiscal year ended as of the end of such annual period, audited statements of cash flows of the Business (collectively with the Unaudited Financial Statements, the “Interim Financial Statements”); provided that (x) with respect to any such quarterly fiscal period ended more than forty-five (45) days prior to the Closing Date, Seller shall deliver such Interim Financial Statements not later than fifteen (15) days prior to Closing and (y) with respect to any such annual fiscal period ended more than ninety (90) days prior to the Closing Date, Sellers shall deliver such Interim Financial Statements not later than fifteen (15) days prior to Closing. Other than as set forth on Section 3.10 of the Seller Disclosure Schedule, the Interim Financial Statements shall be (x) in the same format (or similar format) and include the same level of detail as the Audited Financial Statements, (y) derived from the books and records of the Acquired Entities or Sellers (to the extent related to the Business) in accordance with the Transaction Accounting Principles and (z) shall be prepared in accordance with GAAP applied on a consistent basis (except as may be indicated in the notes thereto); provided that the Interim Financial Statements may be subject to normal year-end adjustments. For the avoidance of doubt, Sellers shall be required to deliver Interim Financial Statements in accordance with this Section 5.22 for each fiscal quarter or year completed prior to the Closing Date, even if the delivery obligation under this Section 5.22 would not be required to be completed until after the Closing Date.
(b)    Until the Closing occurs or this Agreement is terminated in accordance with its terms, Sellers shall prepare and deliver to Buyer on or prior to the thirtieth (30th) day after each month end, a report in substantially the form attached to Section 5.22(b) of the Seller Disclosure Schedule.
(c)    Sellers shall be responsible for any and all costs and expenses incurred relating to the preparation or delivery of the Interim Financial Statements and the reports required by this Section 5.22.
Section 5.23    Exclusivity. From the Signing Date until the earlier to occur of (a) termination of this Agreement pursuant to the terms and conditions hereof and (b) the Closing, Seller Parent shall, and each of Seller and Seller Parent shall cause its respective controlled Affiliates and its and their respective Representatives, not to, directly or indirectly: (i) solicit, initiate, entertain, consider, encourage, respond to or accept the submission of any proposal, inquiry or offer from any third party relating to the acquisition (whether by merger, purchase of stock, purchase of assets or otherwise) of all or a significant portion of the Business or the Acquired Assets (other than Inventory and Equipment in the Ordinary Course of Business) or (ii) initiate, engage in or participate in any discussions or negotiations regarding, furnish any information (including by providing access to the books, records, assets, business or personnel of any Seller or the Acquired Entities) with respect to, assist or participate in any effort or attempt by any third party to do or seek any of the foregoing. Each Seller and Seller Parent shall, and shall cause its respective controlled Affiliates and its and their respective Representatives to, immediately cease and suspend any existing activities, discussions or negotiations with respect to the sale of the Business with any third party other than Buyer and to request that all confidential information previously furnished to any such Person in connection therewith be returned or destroyed promptly. For the avoidance of doubt, no action taken by any Seller or Seller Parent or any of their respective Affiliates or Representatives in furtherance of the transactions contemplated by this Agreement or relating to a transaction involving all or substantially all of Seller Parent shall be a breach of this Section 5.23; provided, nothing set forth in this Section 5.23 shall relieve any Seller, Seller Parent or any of their respective successors or assigns of any of their obligations under this Agreement.
Section 5.24    Representation & Warranty Insurance Policy. Buyer has bound and delivered to Sellers the draft representation and warranty insurance policy substantially in the form attached as Exhibit D to this Agreement (the “R&W Insurance Policy”) as of the Signing Date. Subject to the last sentence of this Section 5.24, Buyer shall take all actions reasonably necessary to complete the applicable conditions in the conditional binder (other than the condition that the Closing has occurred and Sellers’ obligations under this Section 5.24) to the R&W Insurance Policy within the times set forth in the R&W Insurance Policy to maintain the R&W Insurance Policy in full force and effect. Following the final issuance of the R&W Insurance Policy, Buyer agrees to use commercially reasonable efforts to keep the R&W Insurance Policy in full force and effect for the policy period set forth in such policy. Upon its final issuance, Buyer shall deliver the R&W Insurance Policy to Sellers. Buyer acknowledges that Buyer obtaining the R&W Insurance Policy is a material inducement to Sellers entering into the transactions contemplated by this Agreement, and Sellers are relying on Buyer’s covenants and obligations set forth in this Section 5.24. In addition, the R&W Insurance Policy may not be amended or waived by Buyer in any manner that is adverse to any Seller or any of its Affiliates without such Seller’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), and the subrogation provisions therein may not be amended or waived in any manner that is adverse to any Seller or any of its Affiliates without such Seller’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) provided, however, that any (x) Interim Breach (as defined in the R&W Insurance Policy) or (y) reduction in the scope of matters insured arising from the operation of the terms and conditions of the R&W Insurance Policy in effect as of the date hereof shall be deemed not to be such an adverse amendment or waiver. In the event that Buyer or any of its Affiliates otherwise amends, waives, modifies or cancels the terms of the R&W Insurance Policy, in no event shall any Seller be liable under this Agreement for any liabilities or obligations in excess of such liabilities or obligations as they would have under this Agreement if the R&W Insurance Policy in the form as of the Signing Date had not been so amended, waived, modified or cancelled. Sellers shall pay all of the underwriting costs, deposit, premium and taxes with respect to the R&W Insurance Policy at the Closing.
Section 5.25    Environmental Insurance Policy. Buyer shall use its reasonable best efforts to obtain an Environmental Insurance Policy and cause coverage thereunder to be in effect as of the Closing Date, and each Seller shall use its reasonable best efforts to promptly take, or cause to be taken, all actions reasonably necessary and proper, and to promptly do, or cause to be done, and to assist and cooperate in good faith with Buyer in obtaining such Environmental Insurance Policy, including by (x) providing any information reasonably requested by Buyer of the provider of such Environmental Insurance Policy in connection therewith, in accordance with the provisions of Section 5.3 and (y) using reasonable best efforts to provide Buyer with access to all written Phase I environmental reports for any Retail Site conducted during the five (5) year period prior to the Signing Date (the “Business Environmental Reports”) in the possession of Seller Parent or any of its Subsidiaries (including the Acquired Entities) within sixty (60) days of the Signing Date. Upon final issuance of the Environmental Insurance Policy, Buyer shall deliver to Sellers a copy thereof. Sellers shall pay when due the underwriting costs, deposit, premium and taxes arising out of or incurred with respect to the Environmental Insurance Policy, not in excess of $10,000,000. In the event that the Environmental Insurance Policy is not in full force and effect at Closing, then Sellers shall pay at Closing to Buyer an amount equal to $10,000,000; provided that, in no event shall Sellers pay Buyer an amount in excess of $10,000,000 in the aggregate under this Section 5.25.
Section 5.26    Non-Competition and Non-Solicitation. The restrictive covenants contained in this Section 5.26 are intended and necessary to protect the Business, the Acquired Entities, the

Acquired Assets and other interests and rights being acquired by Buyer under this Agreement as well as the other legitimate business interests of Buyer, the Acquired Entities and their respective Affiliates.
(a)    For the period commencing on the Closing Date and expiring on the fourth (4th) anniversary thereof, except as expressly permitted under this Section 5.26, neither Seller Parent nor any of its Subsidiaries (collectively, the “Restricted Parties”), directly or indirectly, shall engage in the business of owning, leasing or operating convenience stores or any facility that sells motor fuels on a retail basis to consumers (collectively, “Restricted Activities”) in the geographic territories set forth on Section 5.26(a) of the Seller Disclosure Schedule (the “Restricted Area”), nor shall any Restricted Party, directly or indirectly, have any ownership interest in, participate in or act as a consultant or lender to (as a member, principal, licensor, trustee, broker, agent, stockholder or partner), operate, assist, represent, advise or otherwise provide financial support to, any Person that engages in the Restricted Activities in the Restricted Area.
(b)    Notwithstanding the foregoing, or anything else contained in this Agreement to the contrary but subject to Section 5.26(d), the restrictions in Section 5.26(a) shall not apply to:
(i)    owning four percent (4%) or less of the outstanding publicly-traded securities of any Person so long as such ownership is a passive investment;
(ii)    acquiring (or entering into an agreement to acquire) and, after such acquisition, owning an interest in any Person (or its successor) (measured on a consolidated basis with such Person’s Affiliates acquired in such transaction or series of related transactions) that is engaged in a business activity that would otherwise violate Section 5.26(a) (a “Competing Business”) if (A) all such Competing Businesses generated less than twenty-five percent (25%) of such Person’s consolidated annual revenues for the prior twelve (12) months and (B) regardless of whether the four (4) year period has expired, any Seller enters, within eighteen (18) months after the consummation of such acquisition, into a definitive agreement to cause the divestiture of all or substantially all of the Competing Business of such Person and completes such disposition within twenty-four (24) months of the date of such definitive agreement;
(iii)    complying with its obligations under this Agreement or any Ancillary Agreements or engaging in any activities at the Business Real Property consented to in writing by Buyer or its Affiliates; or
(iv)    owning, operating or engaging in the Excluded Businesses; provided that solely with respect to Excluded Businesses that are engaging in direct or indirect ownership or operation of convenience stores or facilities that sell motor fuels on a retail basis to consumers (other than Excluded Retail Operations), such ownership, operation or engagement shall be in a manner consistent in all material respects with current practice and at the same level and scope as currently conducted; provided, however, notwithstanding the foregoing proviso, the Restricted Parties may (A) operate a branded jobber or distributor business, (B) provide direct loans or other financial support to its branded jobber and distributor customers, (C) participate with their branded jobber or distributor customer business (provided such participation involves 100 stores or fewer), (D) operate a franchised location on a temporary basis or (E) operate through a direct dealer channel (provided that any operation through a direct dealer channel after the Closing shall not involve financing or leasing of any real property to unaffiliated third parties, other than in the properties financed or leased by Seller Parent and its Affiliates as of the date hereof (clauses (A) through (E), the “Excluded Retail Operations”)).
(c)    For the period commencing on the Closing Date and expiring on the third (3rd) anniversary thereof, none of the Restricted Parties shall, without the prior written consent of Buyer, directly or indirectly, solicit, encourage, cause, induce to hire or hire, interfere in the business relationship of or enter into an employment agreement, consulting agreement or service relationship with any Business Employee set forth on Section 5.26(c) of the Seller Disclosure Schedule. The foregoing restrictions shall not preclude general solicitations in newspapers or similar mass media not targeted towards Business Employees, the Acquired Entities or their respective Affiliates or apply to any individual who has not been employed by the Acquired Entities within the six months preceding any such action.
(d)    Buyer shall have a purchase option (“ROFO”) on each Competing Business in the event any Restricted Party seeks to sell, franchise or divest all or any portion of such Competing Business or convert any portion of such Competing Business to be commissioned-marketer operated pursuant to Section 5.26(b)(ii) (each such event, a “ROFO Event”). Prior to any Restricted Party seeking to effect any such ROFO Event, such Restricted Party shall offer to Buyer the right to purchase such Competing Business through a notice to Buyer of such intent (a “ROFO Notice”), which notice shall contain, among other information, the price for such Competing Business (which price shall be equal to the allocated value of the Competing Business based on the allocated purchase price of the applicable acquisition transaction identified in Section 5.26(b)(ii)). Buyer shall be entitled either (i) to accept the offer at the price set forth in the ROFO Notice, in which case such Restricted Party shall be obligated to consummate the sale to Buyer at such price; or (ii) to make an offer by sending a response notice to such Restricted Party within thirty (30) days of receipt of such ROFO Notice (a “Offer Notice”), which notice shall contain the material terms and conditions (including the price and form of consideration that Buyer is willing to pay (the “Offer Price”)). If no Offer Notice is timely sent, Buyer’s ROFO, solely with respect to such ROFO Event that is the subject of such ROFO Notice, shall expire and such Restricted Party shall be permitted to sell or franchise all, but not less than all, of the Competing Business covered by such ROFO Notice to a third party or convert all, but not less than all, of such Competing Business to be commissioned-marketer operated by a third party. If the applicable Restricted Party rejects Buyer’s offer, such Restricted Party shall be permitted to sell, franchise or otherwise divest all, but not less than all, of such Competing Business to a third party or convert all, but not less than all, of such Competing Business to be a commissioned marketer operated by a third party (a “Divestiture Event”); provided that if the price and form of consideration offered by a proposed acquirer, franchisee or commissioned marketer shall be equal or less than the Offer Price (taking into consideration the form of consideration) (the “New Price”)), such Restricted Party shall send a notice to Buyer of its intention to effect a Divestiture Event (a “Sale Notice”)). Buyer shall have the right to purchase such Competing Business or such portion of the Competing Business covered by the Sale Notice at the New Price by sending a response notice to such Restricted Party within ten (10) Business Days of receipt of such Sale Notice, which notice shall specify that Buyer is willing and able to purchase such portion of the Competing Business on the same material terms and conditions (including the New Price) set forth in the Sale Notice. If no such response notice is timely sent, Buyer’s sale right, solely with respect to such offer in respect of such Divestiture Event that is subject to such Sale Notice, shall expire, and such Restricted Party may either sell, franchise or otherwise divest all, but not less than all, of such Competing Business to any third party on the terms set forth in the Sale Notice. If Buyer elects to exercise its ROFO with respect to any such ROFO Event or exercise its sale right with respect to any such Divestiture Event, such Restricted Party shall be obligated to consummate such Divestiture Event with Buyer, and Buyer and such Restricted Party shall negotiate in good faith and cooperate in promptly preparing definitive documentation and consummating such transactions.
(e)    Notwithstanding anything to the contrary herein, nothing in this Section 5.26 shall be applicable (x) to any Person or any of its Affiliates (other than Seller Parent and its Subsidiaries) that acquires a material interest in Seller Parent or any of its Subsidiaries after the date of this Agreement or (y) to any Person as of and following such time that such Person ceases to be a Subsidiary or Affiliate of Seller Parent.
Section 5.27    Cooperation.
(a)    Prior to the Closing, Sellers shall, and shall cause the Acquired Entities to, use their reasonable best efforts to, and shall use their reasonable best efforts to cause Sellers’ and the Acquired Entities’ respective Representatives to, provide to Buyer such customary cooperation as is reasonably requested by Buyer in writing in connection with arranging, obtaining and syndicating any debt financing by Buyer to consummate the transactions contemplated by this Agreement and any Ancillary Agreement (the “Debt Financing”), including using reasonable best efforts to:
(i)    reasonably cooperate with the marketing efforts (including using reasonable best efforts to cause members of management to participate in a reasonable number of meetings, rating agency presentations, road shows and due diligence sessions, at times and locations reasonably acceptable to Sellers and upon reasonable notice);
(ii)    assist Buyer’s preparation of customary materials for registration statements, offering documents, private placement memoranda, bank information memoranda, prospectuses, rating agency presentations and similar documents required in connection with the Debt Financing (collectively the “Marketing Materials”) and due diligence sessions related thereto;

(iii)    provide or cause to be provided any customary certificates or other customary closing documents as may be reasonably requested by Buyer in connection with the Debt Financing; provided that, notwithstanding anything to the contrary contained herein, the representations, warranties, covenants and liabilities of Sellers contained herein shall not be expanded or amended by any such certificates or other documents delivered in connection with this Section 5.27;
(iv)    provide information concerning the Acquired Entities reasonably necessary for the completion of the definitive documentation for the Debt Financing, including any schedules thereto;
(v)    provide at least three (3) Business Days prior to the Closing Date all documentation and other information about the Acquired Entities as is reasonably requested in writing by Buyer at least ten (10) Business Days prior to the Closing Date and required by applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act;
(vi)    consent to the reasonable use of the logos of the Acquired Entities solely in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to and is not reasonably likely to harm or disparage Sellers, the Acquired Entities or any of their respective Subsidiaries’ reputation or goodwill and will use reasonable best efforts to comply with Sellers’ and the Acquired Entities’ usage requirements to the extent made available to Buyer prior to the Signing Date; and
(vii)    cause Sellers’ independent auditors to provide customary cooperation with the Debt Financing, including (A) obtaining consents of such independent auditors to (1) use their audit reports with respect to the Acquired Companies’ and their Subsidiaries’ consolidated financial information, in each case, to the extent such consent is required, in any Marketing Materials and (2) reference such independent auditors as experts in any Marketing Materials and registration statements and related government filings filed or used in connection with the Debt Financing, (B) obtaining customary comfort letters (including “negative assurance” comfort) with respect to financial information relating to the Acquired Companies and any of their Subsidiaries and (C) assisting in the accounting due diligence activities of Buyer’s financing sources, in each case to the extent customary in connection with the type of Debt Financing that Buyer is arranging.
(b)    Notwithstanding anything to the contrary in Section 5.27(a) above or Section 5.27(d) below, (i) none of Sellers, nor the Acquired Entities nor any of their respective Representatives shall be required to take or permit the taking of any action pursuant to this Section 5.27 to (A) pay any commitment or other fee or incur any liability, (B) execute or deliver any definitive financing documents or any other agreement, certificate, affidavit, document, evidence or instrument, or agree to any change to or modification of any existing agreement, certificate, document or instrument (other than, solely in the case of the Acquired Entities, documents, agreements, certificates, instruments, changes or modifications are effective only upon and after the Closing; provided that in no event shall any officer or director of an Acquired Entity be required to execute or deliver any such document, agreement, certificate, instrument, change or other modification unless such Person is remaining such capacity after the Closing and is signing in such capacity), (C) provide access to or disclose information that Sellers or the Acquired Entities reasonably determines would jeopardize any attorney-client privilege of Sellers or the Acquired Entities, (D) deliver or cause its Representatives to deliver any legal opinion or negative assurance letter, (E) be an issuer or other obligor with respect to the Debt Financing (other than, solely in the case of the Acquired Companies, at or after Closing) or (F) prepare or deliver any financial data, statements or information of any kind, including any pro forma financial information or projections except to the extent required in Section 5.22 above, (ii) none of Sellers’, the Acquired Entities’ or any of their Subsidiaries’ boards of directors or officers shall be required to adopt resolutions or consents approving the agreements, documents or instruments pursuant to which the Debt Financing is obtained or any Monetization Transactions are arranged or consummated other than the boards of directors or the officers of the Acquired Entities on and after the Closing and only to the extent that they will remain in such positions after the Closing and (iii) none of Sellers, the Acquired Entities nor any of their Subsidiaries nor any of their respective Representatives shall be required to take or permit the taking of any action that would (w) interfere unreasonably with the business or operations of Sellers or the Acquired Entities, (x) cause any representation or warranty in this Agreement to be breached by Sellers or the Acquired Entities, (y) cause any director, officer or employee or shareholder or other Representative of any Seller or the Acquired Entities to incur any personal liability or (z) result in a violation or breach of, or a default under, any material Contract to which any Seller or any Acquired Entity is a party, the Organizational Documents of any Seller, or any Acquired Entity or any applicable Law. Buyer shall cause all non-public or other confidential information provided by or on behalf of Sellers, the Acquired Entities or any of their Representatives pursuant to this Section 5.27 to be kept confidential in accordance with the Confidentiality Agreement.
(c)    (i) Buyer will promptly, upon request by Sellers, reimburse Sellers, the Acquired Entities and any of their Subsidiaries, as applicable, for all reasonable and documented out-of-pocket costs or expenses (including attorneys’ fees) incurred by any of them in connection with the Debt Financing, any of their actions under this Section 5.27 or any Monetization Transaction and (ii) Buyer shall indemnify, defend and hold harmless the Sellers, Acquired Entities and any of their Subsidiaries, and their respective directors, officers and Representatives, from and against any and all liabilities, losses, damages, claims, expenses (including attorneys’ fees), interest, judgments and penalties suffered or incurred by them, directly or indirectly, in connection with the Debt Financing, any Monetization Transaction, any alternative financing, any actions taken under this Section 5.27 or any information provided in connection therewith (other than any information provided in writing by or on behalf of Sellers or any of their Subsidiaries specifically for use in connection with the Debt Financing that is inaccurate or misleading), in each case other than to the extent any of such liabilities, losses, damages, claims, expenses (including attorneys’ fees), interest, judgements or penalties arise from Sellers’, the Acquired Entities’ or any of their Subsidiaries’ and their respective directors’, officers’ and Representatives’ gross negligence or willful misconduct, as determined by a final non-appealable judgment of a court of competent jurisdiction, in the case of each of clauses (i) and (ii) whether or not the Closing is consummated or this Agreement is terminated.
(d)    In the event Buyer elects, in connection with arranging, obtaining and syndicating any of the Debt Financing or the sale or other monetization of any Owned Real

Property to be effected contemporaneously with or following the Effective Time (any such event, a “Monetization Transaction”), to obtain (i) new owner’s (or lender’s) title insurance policies (or bring-downs of or endorsements to any of the existing title insurance policies, if available) from a nationally recognized title company selected by Buyer, in amounts determined by Buyer or counterparty to a Monetization Transaction, insuring the Acquired Entity’s (or the applicable counterparty’s) interest in and to any of the Owned Real Property, free and clear of any Encumbrances (other than Permitted Encumbrances) or (ii) ALTA surveys of any Owned Real Property (or updates to existing ALTA surveys, if applicable) from one or more licensed surveyors selected by Buyer, sufficient to allow the title company to remove the “survey exception” from each of the title policies referenced in clause (i) above, certified to the applicable party and the title company, then, prior to Closing, each Seller shall cause the Acquired Entities to use commercially reasonable efforts to (A) facilitate the delivery by the Acquired Entities, at or following the Closing, of any reasonable affidavits required by the title company (including, without limitation, a customary title affidavit and a non-imputation affidavit), (B) facilitate the delivery by the Acquired Entities to the title company, at or following the Closing, of evidence of such Acquired Entity’s organizational authority to consummate the transactions contemplated by this Agreement (together with reasonable documentary backup thereof and incumbency evidence), and (C) allow such surveyor reasonable access to the applicable Owned Real Properties at times reasonably acceptable to Sellers and upon reasonable notice. For purposes of this provision, all Leased Real Property that is leased pursuant to a ground lease shall be deemed to be Owned Real Property. Buyer shall be solely responsible for the costs and expenses of the title policies, the surveys and any related item under this Section 5.27(d).
Section 5.28    Condemnation.
(a)    If all or any part of any Retail Site (x) that contributed revenue to 2019 or 2020 operations of the Business (other than any Retail Sites set forth on Section 3.15(i)(i) of the Seller Disclosure Schedule and any Planned Closing Retail Sites) (y) is taken, or noticed or threatened for taking by eminent domain (each, a “Condemnation Action”), Sellers shall, with respect to all Condemnation Actions which occurred between January 1, 2019 and the Closing Date that are not Total Condemnation Actions (as defined below) (the “Partial Condemnation Actions”), (a) solely with respect to Partial Condemnation Actions after the Signing Date, give Buyer written notice of any Condemnation Action in excess of $500,000 as promptly as practicable and (b) pay to Buyer on the Closing all aggregate net proceeds (less, without duplication, (x) the amount of collection costs actually incurred by Sellers prior to the Closing Date to obtain such proceeds and (y) the amount actually paid by Seller Parent or its Subsidiaries prior to Closing to correct or mitigate for such Partial Condemnation Action) actually received by Seller Parent or any of its Subsidiaries at or prior to the Closing Date as a result of the Partial Condemnation Actions. If an Acquired Entity does not already have the right to receive any future proceeds received in respect of any Partial Condemnation Action or Total Condemnation Action, Sellers shall cause such right to be assigned to the applicable Acquired Entity and shall remit to such Acquired Entity any such proceeds received by any Seller.
(b)    With respect to any Condemnation Action (x) involving a Retail Site that contributed revenue to 2019 or 2020 operations of the Business (other than any Retail Sites set forth on Section 3.15(i)(i) of the Seller Disclosure Schedule and any Planned Closing Retail Sites) and (y) that occurred between January 1, 2019 and the Closing Date that results in either the front court or back court of the applicable Retail Site (i) being not operational and closed as of the Closing Date (including, in the event of any Condemnation Action impacting a Leased Real Property, (1) if the applicable landlord has the right to terminate the applicable Real Property Lease as a result thereof (and such right has not been exercised or waived and the time period, if any, for exercising such right has not expired and does not expire prior to the Closing) and (2) if the applicable landlord validly exercises a right to terminate the applicable Real Property Lease as a result thereof prior to Closing), or (ii) the Condemnation Action reduces the value of the applicable Retail Site by forty percent (40%) or more (any such Condemnation Action described in clause (i) or (ii), a “Total Condemnation Action”) then in each case, Sellers shall pay to Buyer for each such Retail Site the applicable amount as set forth on Section 5.28(b) of the Seller Disclosure Schedule. Sellers shall give Buyer written notice of any Total Condemnation Action as promptly as practicable.
Section 5.29    Minimum Cash. At the Closing, Sellers shall cause the Acquired Entities (i) to have an amount of Cash Amount equal to forty-two (42) multiplied by the daily average Cash Amounts held by the Business (calculated based on the daily Cash Amounts held by the Business in the trailing twelve (12) weeks ended on the fifth (5th) Business Day prior to the Closing Date), or as otherwise mutually agreed in writing by Buyer and Sellers and (ii) to have an amount of petty cash at the Retail Sites as required to operate the Business in the Ordinary Course of Business.
Section 5.30    Additional Agreements.
(a)    Following the Signing Date, Buyer and Sellers shall use their respective commercially reasonable efforts to prepare in good faith a mutually agreeable transition services agreement consistent with the principles set forth on Section 5.30(a) of the Seller Disclosure Schedule (the “Transition Services Agreement”) to be entered into between Seller Parent and Buyer (or, in each case, applicable Affiliates thereof) at Closing.
(b)    Following the Signing Date, Buyer and Sellers shall use their respective commercially reasonable efforts to prepare in good faith a mutually agreeable Fuel Supply Commitment Agreement, to be entered into between Sellers and Buyer (or, in each case, applicable Affiliates thereof) at Closing with respect to incremental volume, containing the terms set forth in Exhibit B-2 hereto (or as Sellers and Buyer may otherwise agree) (the “Incremental Fuel Supply Agreement”).
(c)    Following the Signing Date, Buyer and Sellers shall use their respective commercially reasonable efforts to prepare in good faith a mutually agreeable Transportation Services Agreement consistent with the principles set forth on Section 5.30(c) of the Seller Disclosure Schedules (the “Transportation Services Agreement”) to be entered into between Seller Parent and Buyer (or, in each case, applicable Affiliates thereof) at Closing.

(d)    The parties agree to comply with the obligations set forth on Section 5.30(d) of the Seller Disclosure Schedule.
(e)    Following the Signing Date, Buyer and Sellers shall use their respective commercially reasonable efforts to negotiate in good faith mutually agreeable arrangements pursuant to the terms set forth on Section 5.30(e) of the Seller Disclosure Schedule.
Section 5.31    Real Property Lease Extension. As promptly as practicable after the Signing Date, Sellers shall provide a true, correct and complete list of all Real Property Leases with a remaining term, measures as of the Signing Date, of fewer than seven (7) years and which contain no renewal options at the discretion of an Acquired Entity, any Seller or Seller Parent. Seller shall, and shall cause the Acquired Entities to, in the Ordinary Course of Business, use commercially reasonable efforts to extend all Near Term Real Property Leases (other than those leases that Buyer elects to exempt from this covenant) on customary market terms and consistent with prior ordinary course practice; provided, that any extension of any Near Term Real Property Lease with a rent increase of more than ten percent (10%) in any five (5) year period shall not be considered to be consistent with ordinary course practice.
ARTICLE VI
CLOSING CONDITIONS
Section 6.1    Conditions to Obligations of Each Party. The obligations of each of Sellers, Seller Parent and Buyer to effect the Closing shall be subject to the following conditions except to the extent waived in writing by all parties:
(a)    All waiting periods applicable to the Sale under the HSR Act shall have expired or been terminated; and
(b)    No Law, order or injunction (in each case, whether temporary, preliminary or permanent) of any Governmental Entity of competent jurisdiction shall have been enacted, promulgated, issued, entered or enforced by any Governmental Entity which enjoins, restrains, makes illegal or otherwise prohibits the consummation of the transactions contemplated hereby.
Section 6.2    Conditions to Obligations of Buyer. The obligations of Buyer to effect the Closing shall be subject to the following conditions except to the extent waived in writing by Buyer:
(a)    (i) Each of the representations and warranties of Sellers and Seller Parent contained in Section 3.1 (Due Organization and Good Standing), Section 3.2 (Authorization of Transaction), Section 3.3(a) and Section 3.3(b) (Capital Structure; Subsidiaries) of this Agreement shall be true and correct in all respects (other than such failures to be true and correct as are de minimis) as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties that expressly speak as of a specified date, which representations and warranties shall be true and correct in all respects only as of such specified date); (ii) the representations and warranties of Sellers contained in Section 3.6(c) (Assets), Section 3.15(c) (Real Property) and Section 3.25 (Brokers’ Fees), without giving effect to any

“materiality” or “Material Adverse Effect” qualifications therein, shall be true and correct in all material respects (measured in relation to the Business) as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties that expressly speak as of a specified date, which representations and warranties shall be true and correct in all material respects only as of such specified date); and (iii) the representations and warranties of Sellers and Seller Parent contained in ARTICLE III of this Agreement (other than the representations and warranties set forth in the foregoing clauses (i) and (ii)), without giving effect to any “materiality” or “Material Adverse Effect” qualifications therein, shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties that expressly speak as of a specified date, which representations and warranties shall be true and correct as of such specified date), except for such failures to be true and correct as would not in the aggregate have a Material Adverse Effect;
(b)    Sellers and Seller Parent shall have in all material respects performed the obligations and complied with the covenants (other than the covenants set forth in Section 5.16(m), Section 5.27 and Section 5.31) required by this Agreement to be performed or complied with by them at or prior to the Closing;
(c)    Sellers and Seller Parent shall have in all material respects performed the obligations and complied with the covenants required by Section 5.7 to be performed or complied with by them at or prior to the Closing;
(d)    Sellers and Seller Parent shall have delivered to Buyer a certificate of each Seller, dated the Closing Date, to the effect of the foregoing Section 6.2(a) and Section 6.2(b);
(e)    No Material Adverse Effect shall have occurred since the Signing Date; and
(f)    Sellers shall have delivered to Buyer each of the documents and instruments specified in Section 2.3(b).
Section 6.3    Conditions to Obligations of Sellers and Seller Parent. The obligations of Sellers and Seller Parent to effect the Closing shall be subject to the following conditions except to the extent waived in writing by Sellers or Seller Parent:
(a)    Each of (i) the representations and warranties of Buyer contained in Section 4.1 (Due Organization and Good Standing) and Section 4.2 (Authorization of Transaction) shall be true and correct in all respects as of the Closing Date (except for representations and warranties that expressly speak as of a specified date, which representations and warranties shall be true and correct in all respects (other than such failures to be true and correct as are de minimis) only as of such specified date), (ii) the representations and warranties of Buyer contained in Section 4.9 (Brokers’ Fees), without giving effect to any “materiality” qualifications therein, shall be true and correct in all material respects as of the Closing Date (except for representations and warranties that expressly speak as of a specified date, which representations and warranties shall be true and correct in all material respects only as of such specified date) and (iii) the representations and warranties of Buyer contained in this Agreement (other than the representations and warranties set forth in the foregoing clauses (i) and (ii)), without giving effect to any materiality qualifications therein, shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties that expressly speak as of a specific date, such representations and warranties shall be true and correct as of such specified date), except for such failures to be true and correct as would not in the aggregate materially impair or delay Buyer’s ability to consummate the transactions contemplated by this Agreement or by any Ancillary Agreement or perform its obligations hereunder or thereunder;
(b)    Buyer shall have in all material respects performed the obligations and complied with the covenants required by this Agreement to be performed or complied with by it at or prior to the Closing;
(c)    Buyer shall have delivered to Sellers a certificate of Buyer, dated the Closing Date to the effect of the foregoing Section 6.3(a) and Section 6.3(b); and
(d)    Buyer shall have delivered to Sellers each of the documents and instruments specified in Section 2.3(c).
Section 6.4    Frustration of Conditions. Neither Buyer nor any Seller nor Seller Parent may rely on the failure of any condition set forth in this ARTICLE VI to be satisfied, either as a basis for not consummating the Closing or terminating this Agreement, if such failure was caused by such party’s failure to perform any of its obligations under this Agreement.
ARTICLE VII

TERMINATION
Section 7.1    Termination of Agreement. This Agreement may be terminated at any time prior to the Closing Date as follows:
(a)    by mutual written consent of Buyer and Sellers;
(b)    by the written notice of either party to the other party if the Closing shall not have occurred on or before May 2, 2021 (the “Outside Date”); provided that the right to terminate this Agreement under this Section 7.1(b) shall (i) not be available to any party if the failure of such party to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date and (ii) shall be subject to Section 9.10; provided, further, that the Outside Date may be extended twice by a three (3) month period (but for a period of no more than six (6) months in the aggregate) by either party upon written notice to the other party if, as of the Outside Date, all conditions to Closing set forth in Section 6.1, Section 6.2 and Section 6.3 have been satisfied or waived by the applicable party in writing (other than those conditions that by their nature are to be satisfied at the Closing, but which are capable of being satisfied) other than the condition set forth in Section 6.1(a);
(c)    by Sellers or by Buyer, upon written notice to the other, if any court of competent jurisdiction or other competent Governmental Entity shall have issued a statute, rule, regulation, order, decree or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such statute, rule, regulation, order, decree or injunction or other action shall have become final and non-appealable, unless in the case of Buyer the failure to consummate the Closing because of such action by a Governmental Entity shall be due to the failure of Buyer to have fulfilled any of its obligations under this Agreement; provided that the party seeking to terminate this Agreement pursuant to this Section 7.1(c) shall have used reasonable best efforts to remove or challenge such statute, rule, regulation, order, decree or injunction;
(d)    by Buyer upon written notice to Sellers, if there shall have been a material breach of any of the representations, warranties, agreements or covenants set forth in this Agreement on the part of any Seller or Seller Parent which has rendered the satisfaction of any conditions set forth in Section 6.2 incapable of fulfillment, such violation or breach has not been waived by Buyer, and the breach is not capable of being cured prior to the Outside Date or is not cured by the earlier of (i) thirty (30) days following Buyer’s written notice to Sellers of such breach and (ii) the last Business Day prior to the Outside Date; provided that the right to terminate this Agreement under this Section 7.1(d) shall not be available to Buyer if it is then in material breach of any representation, warranty, covenant or other agreement contained herein; and
(e)    by Sellers upon written notice to Buyer, if there shall have been a material breach of any of the representations, warranties, agreements or covenants set forth in this Agreement on the part of Buyer which has rendered the satisfaction of any conditions set forth in Section 6.3 incapable of fulfillment, such violation or breach has not been waived by Sellers, and the breach is not capable of being cured prior to the Outside Date or is not cured by the earlier of (i) thirty (30) days following Sellers’ written notice to Buyer of such breach and (ii) the last Business Day prior to the Outside Date; provided that the right to terminate this Agreement under this Section 7.1(e) shall not be available to Sellers if it is then in material breach of any representation, warranty, covenant, or other agreement contained herein;
(f)    by Sellers if (i) all of the conditions set forth in Section 6.1 and Section 6.2 have been satisfied or waived by Buyer in writing (other than those conditions that by their nature are to be satisfied at the Closing, but which are capable of being satisfied), (ii) Sellers have confirmed in writing at least three (3) Business Days prior to such termination that Sellers stand ready, willing and able to consummate the Closing, and (iii) Buyer has failed to consummate the Closing within three (3) Business Days of receipt by Buyer of the written confirmation referred to in clause (ii) of this sentence.
Section 7.2    Effect of Termination. In the event of termination of this Agreement by a party hereto pursuant to Section 7.1 hereof, written notice thereof shall forthwith be given by the terminating party to the other parties hereto, and this Agreement shall thereupon terminate and become void and have no effect, without any Liability or obligation on the part of any party hereto or their respective directors, officers, employees, owners, Representatives or Affiliates, and the transactions contemplated hereby shall be abandoned without further action by the parties hereto, except that the provisions of Section 5.4, this Section 7.2, Section 9.1, Section 9.2, Section 9.4, Section 9.5, Section 9.6, Section 9.7, Section 9.9, Section 9.11 and Section 9.18 shall survive the termination of this Agreement; provided, however, that if such termination shall result from the willful and material breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement, Sellers or Buyer, as the case may be, shall be fully liable for any and all Losses of the other parties as a result of such breach, failure or termination. For purposes of this ARTICLE VII, the term “willful and material breach” shall mean a material breach of, or material failure to perform any of the covenants or other agreements contained in, this Agreement that is a consequence of an act or failure to act by the breaching or non-performing party with actual knowledge that such party’s act or failure to act would, or would be reasonably expected to, result in or constitute a breach of or failure of performance under this Agreement.
ARTICLE VIII

INDEMNIFICATION
Section 8.1    Survival.
(a)    The representations and warranties of Sellers and Seller Parent contained in this Agreement and in any certificate or instrument (other than the Ancillary Agreements) delivered by or on behalf of any Seller or Seller Parent pursuant to this Agreement (the “Seller Surviving Representations”) shall survive the Closing until the second (2nd) anniversary of the Closing Date (the “Cutoff Date”); provided, however, that (i) the representations and warranties of Sellers and Seller Parent in Section 3.12(b) (No Undisclosed Liabilities) shall survive the Closing indefinitely, (ii) the representations and warranties of Sellers and Seller Parent in Section 3.1 (Due Organization and Good Standing), Section 3.2 (Authorization of Transaction), Section 3.3(a) and (b) (Capital Structure; Subsidiaries) and Section 3.25 (Brokers’ Fees) shall survive the Closing until the sixth (6th) anniversary of the Closing Date, (iii) the representations and warranties of Sellers and Seller Parent in Section 3.16 (Taxes), Section 3.21 (Employee Benefit Plans) (to the extent they relate to Taxes), Section 3.21(f) (Employee Benefit Plans) and Section 3.31 (Unclaimed Property) of this Agreement shall survive the Closing until sixty (60) days following the expiration of the applicable statute of limitations.
(b)    The representations and warranties of Buyer contained in this Agreement shall not survive the Closing.
(c)    Other than with respect to the covenants and agreements in Section 5.27 and Section 5.31, the covenants and agreements contained in this Agreement that require performance in full prior to the Closing (and any rights arising out of any breach of such covenants and agreements), in each case, shall survive the Closing until the Cutoff Date, and the covenants and agreements in this Agreement that by their terms apply or are to be performed, in whole or in part, after the Closing (and any rights arising out of any breach of such covenants and agreements), in each case, shall survive the Closing for the period provided in such covenants and agreements, if any, or until fully performed. The covenants and agreements in Section 5.27 and Section 5.31 shall not survive the Closing. For the avoidance of doubt, except in the case of indemnification for Taxes, indemnification for which is governed exclusively by Section 5.16, the obligation of Sellers to retain, and indemnify and hold harmless the Buyer Indemnified Parties for, any Retained Liabilities, and the obligation of Buyer to assume, and indemnify and hold harmless the Seller Indemnified Parties for, any Assumed Liabilities, as well as any covenants and agreements of the parties that by their terms provide for indemnification or reimbursement or allocate fees, payments, costs or expenses as between the parties, shall survive the Closing indefinitely. No Person shall be entitled to indemnification, and no Action seeking to recover Losses or other relief shall be commenced or maintained, after the end of the relevant survival period set forth herein, unless a claim for indemnification with respect to such claim has previously been made prior to the end of the relevant survival period in accordance with this Agreement.
Section 8.2    Obligations of Sellers. Subject to the terms of this ARTICLE VIII and Section 8.1, effective as of and after the Closing, Sellers and Seller Parent shall, jointly and severally, indemnify, defend and hold harmless Buyer, its Affiliates and its and their respective successors, assigns, directors, managers, officers, employees, shareholders, agents and controlling persons (collectively, “Buyer Indemnified Parties”) from and against, without duplication, direct and indirect damages, Liabilities, claims, costs and expenses, penalties, judgments and settlements (collectively, “Losses”) that any Buyer Indemnified Party may suffer, sustain or incur, or become subject to (other than with respect to Taxes, indemnification for which is governed exclusively by Section 5.16(h)), to the extent resulting from, arising out of or in connection with: (a) any breach or inaccuracy of any of the Seller Surviving Representations, (b) any breach of, or default in the performance of, any covenant or agreement of Seller Parent or any Seller in this Agreement; and (c) any Retained Liabilities.
Section 8.3    Obligations of Buyer. Subject to the terms of this ARTICLE VIII and Section 8.1, effective as of and after the Closing, Buyer shall indemnify, defend and hold harmless each Seller, Seller Parent, its respective Affiliates and its and their respective successors, assigns, directors, managers, officers, employees, shareholders, agents and controlling persons (collectively, the “Seller Indemnified Parties”) from and against direct or indirect Losses that any Seller Indemnified Party may suffer, sustain or incur, or become subject to (other than any Taxes, indemnification for which is governed exclusively by Section 5.16), to the extent resulting from or arising out of: (a) any breach of, or default in the performance of, any covenant or agreement of Buyer in this Agreement; (b) any Assumed Liabilities; and (c) a Third Party Claim brought after the Closing Date involving any Seller Indemnified Party to the extent such Third Party Claim results from or arises out of both (i) Buyer’s ownership or operation of the Business following the Closing and (ii) any Seller Indemnified Party was named in such Third Party Claim solely because of such Seller Indemnified Party’s capacity as a direct or indirect owner, operator, employee, director or officer of the Business prior to the Closing; provided that without limiting Section 8.3(a), Sections 8.3(b) and (c) shall not entitle any Seller Indemnified Party to indemnification with respect to, any matter for which a Buyer Indemnified Party would otherwise be entitled to be indemnified by Seller Parent or any of its Subsidiaries under Section 5.16 or Section 8.2 of this Agreement (ignoring any survival periods, monetary or other limitations or procedures set forth in this Agreement).
Section 8.4    Indemnification Procedures.
(a)    If any of the Persons to be indemnified under this ARTICLE VIII (an “Indemnified Party”) has suffered or incurred any Loss, the Indemnified Party shall so notify the party from whom indemnification is sought (such party from whom indemnification is sought, the “Indemnifying Party”) promptly in writing describing the event giving rise to such Loss, the basis upon which indemnification is being sought, the amount or estimated amount of the Loss (if known or reasonably capable of estimation), and the method of computation of such Loss, all with reasonable particularity and containing a reference to the provisions of this Agreement in respect of which such Loss shall have occurred.
(b)    In the event that any claim is brought by a third party for which an Indemnifying Party may be liable to an Indemnified Party hereunder or any Action is commenced by a third party involving such claim (a “Third Party Claim”), the Indemnified Party shall promptly notify the Indemnifying Party in writing of such Third Party Claim (the “Claim Notice”); provided that no delay on the part of the Indemnified Party in giving any such Claim Notice shall relieve the Indemnifying Party of any indemnification obligation hereunder unless the Indemnifying Party is actually prejudiced by such delay. Any such Claim Notice shall describe, with reasonable particularity, (i) the event giving rise to such Third Party Claim, (ii) the basis upon which indemnification is being sought and (iii) the amount or estimated amount of Loss arising or expected to arise from such claim (if known or reasonably capable of estimation). The Indemnifying Party shall have twenty (20) days from its receipt of the Claim Notice (the “Notice Period”) to notify the Indemnified Party whether or not the Indemnifying Party desires, by counsel of its own choosing, to defend against such Third Party Claim; provided that the Indemnifying Party is not entitled to assume the defense and shall, subject to the Indemnifying Party being obligated to indemnify the Indemnified Party under this ARTICLE VIII, pay the reasonable fees and expenses of counsel retained by the Indemnified Party if any of (A) the claim for indemnification is with respect to a criminal Action, (B) the claim seeks an injunction or other equitable relief on the Indemnified Party, (C) the Indemnifying Party does not, on or before the forty-fifth (45th) day after receipt of the Claim Notice, agree in writing that it is obligated to indemnify the Indemnified Party against the amount of any Losses resulting therefrom, subject to the limitations set forth in Section 8.5, with respect to such Third Party Claim, (D) if the assumption of such defense would cause Buyer to lose coverage under or be in excess of the coverage provided by any environmental insurance policy or the R&W Insurance Policy or Buyer or any insurer is required to assume such defense under the terms thereunder, (E) the Third-Party Claim by a top thirty (30) customer or supplier of the Business measured by (x) with respect to customers, the total amount paid by such customer during the twelve (12)-month period immediately preceding the date of such Claim Notice and (y) with respect to suppliers, the total amount invoiced to the Business during the twelve (12)-month period immediately preceding the date of such Claim Notice, (F) the amount in dispute, when taken together with all other outstanding claims for indemnification by the Indemnified Party, would reasonably be expected to exceed twice the maximum amount for which the Indemnifying Party can then be liable pursuant to this ARTICLE VIII in light of the limitations set forth in this ARTICLE VIII or (G) the Indemnifying Party, after electing to assume the defense, fails to use its reasonable best efforts to defend and protect the interests of the Indemnified Party with respect to such Third Party Claim (provided that this Section 8.4(b)(G) shall not be available to any Indemnified Party if such Indemnified Party is then in material breach of its obligations under this ARTICLE VIII with respect to such Third Party Claim). If the Indemnifying Party undertakes to defend against such Third Party Claim: (i) the Indemnifying Party shall use its reasonable best efforts to defend and protect the interests of the Indemnified Party with respect to such Third Party Claim; and (ii) the Indemnifying Party shall not, without the prior written consent of the Indemnified Party, consent to any settlement which (w) does not consist solely of money damages to be fully paid by the Indemnifying Party, (x) does not contain an unconditional release of the Indemnified Party from the subject matter of the settlement, (y) imposes an injunction or other equitable relief upon the Indemnified Party or (z) would not result in the statement of liability, wrongdoing, criminal offense or finding or admission of any violation of Law by the Indemnified Party. If the Indemnifying Party undertakes to defend against such Third Party Claim, the Indemnified Party shall reasonably cooperate with the Indemnifying Party and its counsel in the investigation, defense and settlement thereof; provided, however, that such Indemnified Party shall be entitled to participate in any such defense with separate counsel reasonably acceptable to Indemnifying Party at the expense of Indemnifying Party if in the reasonable opinion of both counsel to the Indemnified Party and counsel to the Indemnifying Party (or, if they disagree, of an independent counsel acceptable to each of them) a conflict or potential conflict exists between the Indemnified Party and the Indemnifying Party that would make such separate representation necessary; provided, further, that the Indemnifying Party shall not be required to pay for more than one such counsel (plus any appropriate local counsel) for all Indemnified Parties in connection with any single Third Party Claim or a series of related Third Party Claims.
(c)    If the Indemnifying Party does not undertake within the Notice Period to assume the defense of any such Third Party Claim, the Indemnifying Party shall nevertheless have the right to participate in any such defense at its sole cost and expense, but, in such case, the Indemnified Party shall control the investigation and defense of such Third Party Claim. The Indemnified Party and the Indemnifying Party agree to make available to each other, their respective counsel and other Representatives, all information and documents (at no cost to the Indemnifying Party (other than for reasonable out-of-pocket expenses of the Indemnified Party)) that (i) are available to such party and (ii) reasonably related to any indemnification claim brought under this ARTICLE VIII. The Indemnified Party and the Indemnifying Party and their respective employees also agree to render to each other such assistance and cooperation as may reasonably be required to ensure the proper and adequate defense of such claim or demand. If (A) the Indemnifying Party is not permitted to assume the defense pursuant to Section 8.4(b)(A), (B) or (C), (B) the proposed settlement amount exceeds 300% of the maximum amount for which the Indemnifying Party would then be liable with respect to such proposed settlement amount pursuant to this ARTICLE VIII in light of the limitations set forth in this ARTICLE VIII or (C) the Indemnifying Party withdraws from the defense of a Third Party Claim, and the Indemnified Party assumes the defense thereof, the Indemnified Party shall be permitted to settle, adjust or compromise or permit a default or consent to entry of any judgment in respect of any Third Party Claim without the prior written approval of the Indemnifying Party. In all other situations, the Indemnified Party shall not be permitted to settle, adjust or compromise or permit a default or consent to entry of any judgment in respect of any Third Party Claim without the prior written approval of the Indemnifying Party, which consent shall not be unreasonably withheld, delayed or conditioned.
Section 8.5    Limitations on Liability.
(a)    The obligations of Sellers, Seller Parent and Buyer pursuant to Section 5.16 and Section 8.2 shall be subject to the following limitations:

(i)    Except for Losses as a result of, arising out of or in connection with (A) Fraud or (B) the representations and warranties of Sellers in Section 3.1 (Due Organization and Good Standing), Section 3.2 (Authorization of Transaction), Section 3.3(a) and (b) (Capital Structure; Subsidiaries), Section 3.12(b) (No Undisclosed Liabilities), Section 3.16 (Taxes), Section 3.21 (Employee Benefit Plans) (to the extent they relate to Taxes), Section 3.21(f) (Employee Benefit Plans), Section 3.25 (Brokers’ Fees) and Section 3.31 (Unclaimed Property), no Buyer Indemnified Party shall be entitled to recover Losses in respect of any claim for indemnification pursuant to Section 8.2(a) until the aggregate amount of Losses recoverable under Section 8.2(a) equals or exceeds an amount equal to $42,000,000 (the “Threshold”), after which the Buyer Indemnified Parties may recover only the amount of Losses recoverable under Section 8.2(a) in excess of the Threshold;
(ii)    Except for Losses as a result of, arising out of or in connection with (A) Fraud or (B) the representations and warranties of Sellers set forth in Section 3.1 (Due Organization and Good Standing), Section 3.2 (Authorization of Transaction), Section 3.3(a) and (b) (Capital Structure; Subsidiaries), Section 3.12(b) (No Undisclosed Liabilities), Section 3.16 (Taxes), Section 3.21 (Employee Benefit Plans) (to the extent they relate to Taxes), Section 3.21(f) (Employee Benefit Plans), Section 3.25 (Brokers’ Fees) and Section 3.31 (Unclaimed Property), the indemnification obligation of Sellers under Section 8.2(a) shall not exceed an amount equal to $84,000,000 (the “Cap”); and
(iii)    Except for Losses as a result of, arising out of or in connection with Fraud or Section 3.12(b) (No Undisclosed Liabilities), the indemnification obligations of Sellers under Section 5.16, Section 8.2(a) and Section 8.2(b) in the aggregate shall in no event exceed an amount equal to the Final Purchase Price.
(b)    In calculating amounts payable to an Indemnified Party, the amount of any indemnified Losses shall be determined without duplication of any other Loss for which an indemnification claim has been made under any other representation, warranty, covenant, or agreement other than with respect to any payments under the R&W Insurance Policy, to avoid double recovery by an Indemnified Party, and shall be computed net of: (i) payments actually received by the Indemnified Party under any insurance policy with respect to such Losses (net of any collection costs and any increase in premium resulting from the coverage for such Loss) (it being agreed that if third-party insurance or indemnification, contribution or similar proceeds in respect of such facts are recovered by the Indemnified Party or its Affiliates subsequent to the Indemnifying Party’s making of an indemnification payment in satisfaction of its applicable indemnification obligation, such proceeds, net of any collection costs, shall be promptly remitted to the Indemnifying Party to the extent of the indemnification payment made); and (ii) any prior or subsequent recovery actually received by the Indemnified Party from any Person with respect to such Losses (including pursuant to any indemnification agreement or arrangement with any third party) (it being agreed that if such recovery is received by the Indemnified Party or its Affiliates subsequent to the Indemnifying Party’s making of an indemnification payment in satisfaction of its applicable indemnification obligation, such proceeds, net of any collection costs, shall be promptly remitted to the Indemnifying Party to the extent of the indemnification payment made).

(c)    In respect of any Loss for which indemnification may be sought pursuant to Section 5.16 or this ARTICLE VIII, the Indemnified Party shall (and shall cause its Affiliates to) (i) use commercially reasonable efforts to mitigate any Losses upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto, including making an insurance claim, but such commercially reasonable efforts shall not require the Indemnified Party to initiate any Action or expend any funds (other than de minimis amounts) in order to comply with this Section 8.5(c); provided, however, that except for Losses indemnifiable pursuant to Section 8.2(a) or Section 5.16 as a result of, arising out of or in connection with Fraud, Buyer shall first seek recourse from the R&W Insurance Policy with respect thereto; provided that if (x) the R&W Insurance Policy is not in full force and effect at Closing and (y) Sellers nevertheless pay to Buyer at Closing an amount equal to all of the underwriting costs, deposit, premium and taxes payable with respect to the R&W Insurance Policy if the R&W Insurance Policy in the form as of the Signing Date were fully bound and effective as of the Closing Date, then the R&W Insurance Policy shall be deemed to provide coverage of up to one billion and three hundred sixteen million dollars and no cents ($1,316,000,000) for the purposes of Section 5.16 and this ARTICLE VIII to ensure that in no event shall Seller Parent or any Seller be liable under this Agreement for any liabilities or obligations in excess of such liabilities or obligations as they would have been under this Agreement if the R&W Insurance Policy in the form as of the Signing Date had been in full force and effect since the Closing Date. Notwithstanding anything to the contrary contained herein, the Indemnifying Party shall not be required to make any payment to an Indemnified Party in respect of such Loss to the extent such Indemnified Party has failed to comply with its obligations under this Section 8.5(c).
(d)    The parties agree that except for (A) the indemnities provided for in Section 5.20, (B) any remedy for Losses that Indemnified Parties may have to the extent arising out of Fraud, (C) any claims seeking an injunction, specific performance or other equitable relief, from and after the Closing, pursuant to Section 9.10, (D) with respect to the matters covered by Section 2.4 and (E) any remedy for Losses that are provided pursuant to any Ancillary Agreement (which shall be governed exclusively by such Ancillary Agreement) the remedies provided in Section 5.16 or this ARTICLE VIII shall be deemed the sole and exclusive remedies of the parties, from and after the Closing Date, with respect to this Agreement and the transactions contemplated hereby and each Indemnified Party expressly waives and relinquishes, on behalf of itself, its successors and any assigns, any and all rights, claims or remedies such Person may have other than under Section 5.16 or this ARTICLE VIII against any Indemnifying Party or any Affiliate thereof (and any of their respective Representatives) arising under or based upon this Agreement or the transactions contemplated hereby, any statutory, equitable, or common law rights or remedies relating to any environmental matters; provided that nothing herein shall prevent any Buyer Indemnified Party from seeking recovery, or recovering, against the R&W Insurance Policy in accordance with its terms. Without limiting the generality of the foregoing, in no event shall any party, its successors or permitted assigns be entitled to claim or seek rescission of this Agreement or any Ancillary Agreement after Closing.
(e)    In order to avoid double recovery by any Indemnified Party, the amount of any Losses or Taxes to which an Indemnified Party is entitled to be indemnified with respect to any claim shall be calculated without duplication related to any Loss or Tax to the extent of any adjustment to the Initial Purchase Price made pursuant to Section 2.4 hereof for any accruals, reserves or provisions therefor reflected or included in the Final Net Working Capital, the Final

Closing Adjustment or the Financial Statements, in each case with respect to such Loss or Tax. After the Closing, there shall be no recovery under this ARTICLE VIII for a breach or alleged breach of Section 5.22 (other than Section 5.22(c)).
(f)    Notwithstanding anything to the contrary in this ARTICLE VIII, “Losses” shall not include Liability for punitive damages of any kind or nature, regardless of the form of action through which damages are sought, except to the extent actually awarded by a Governmental Entity against, or paid by, an Indemnified Party pursuant to a Third Party Claim.
Section 8.6    Materiality. The right to indemnification or any other remedy based on the representations and warranties made in or pursuant to this Agreement or in any certificate or instrument delivered (other than any Ancillary Agreement) by or on behalf of a Party pursuant to this Agreement shall not be affected by any investigation conducted at any time, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the Closing, with respect to the accuracy or inaccuracy of, or compliance with, any such representation or warranty or by reason of the Indemnified Party’s waiver of any condition set forth in Section 6.1 or Section 6.2. For purposes of determining (i) whether any representation or warranty is inaccurate or has been breached and (ii) the amount of Loss resulting from any inaccuracy in or breach of any representation or warranty, calculating Losses under this ARTICLE VIII (but excluding the representations and warranties set forth in Section 3.11 (Reports), Section 3.17(a) (Absence of Certain Changes) and the usage of the word “Material” in the defined term “Material Contract”), each such representation and warranty and any constituent definition shall be read without regard and without giving effect to the terms “material,” “Material Adverse Effect,” “material adverse effect,” “material to the Business,” or other variations of the words “material,” “material adverse effect” or “material to the Business” contained in such representation or warranty (as if such words, phrases and related clauses were deleted from such representation and warranty and, in the case of “Material Adverse Effect” or “material adverse effect,” as if such words read as “adverse effect”).
Section 8.7    R&W Insurance Policy and Environmental Insurance Policy. Sellers and Seller Parent acknowledge that, in connection with the R&W Insurance Policy and the Environmental Insurance Policy, a Buyer Indemnified Party may make claims for the same Loss or series of related Losses under both this ARTICLE VIII (subject to the limitations set forth in Section 8.5), and under the R&W Insurance Policy and Environmental Insurance Policy, but in no event shall any Buyer Indemnified Party be entitled under this ARTICLE VIII to recover more than the actual Losses incurred by such Buyer Indemnified Party.
ARTICLE IX

MISCELLANEOUS
Section 9.1    Choice of Law; Jurisdiction. This Agreement, and all claims, disputes, controversies or causes of action (whether in contract, tort, equity or otherwise) that may be based upon, arise out of or relate to this Agreement (including any schedule or exhibit hereto) or the negotiation, execution or performance of this Agreement (including any claim, dispute, controversy or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this

Agreement), shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Notwithstanding anything in this Agreement to the contrary, each of the parties agrees that any Action brought against any Debt Financing Source in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including the Debt Financing, shall be governed by and construed in accordance with the Laws of the State of New York without regard to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York. Each of the parties agrees that any Action related to this agreement shall be brought exclusively in the Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, in any of the federal or state courts located in the state of Delaware) (the “Chosen Courts”). By executing and delivering this Agreement, each of the parties hereto irrevocably: (a) accepts generally and unconditionally submits to the exclusive jurisdiction of the Chosen Courts for any Action relating to this Agreement, including for any Action arising from any Dispute and any Action brought for any remedy contemplated by Section 9.10; (b) waives any objections which such party may now or hereafter have to the laying of venue of any such Action contemplated by this Section 9.1 and hereby further irrevocably waives and agrees not to plead or claim that any such Action has been brought in an inconvenient forum; (c) agrees that it will not attempt to deny or defeat the personal jurisdiction of the Chosen Courts by motion or other request for leave from any such court; (d) agrees that it will not bring any Action contemplated by this Section 9.1 in any court other than the Chosen Courts; (e) agrees that service of all process, including the summons and complaint, in any Action may be made in accordance with the provisions of Section 9.2 or in any other manner permitted by Law; and (f) agrees that service as provided in the preceding clause (e) is sufficient to confer personal jurisdiction over such party in the Action, and otherwise constitutes effective and binding service in every respect. Notwithstanding anything in this Agreement to the contrary, each party hereto agrees that it will not bring or support any Action against any Debt Financing Source in any way relating to this Agreement, the Debt Financing or any of the transactions contemplated by this Agreement in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York sitting in New York County (and appellate courts thereof), and each party makes the agreements, waivers and consents set forth in this Section 9.1 mutatis mutandis but with respect to the courts specified in this sentence.
Section 9.2    Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made) when delivered personally, when sent by facsimile or via electronic mail (with a notice contemporaneously given by another method specified in this Section 9.2), when sent by overnight courier service or when mailed by certified or registered mail, return receipt requested, with postage prepaid to the parties at the following addresses (or at such other address for a party as shall be specified by like notice).

If to Buyer, to:
7-Eleven, Inc.
3200 Hackberry Road
Irving, Texas 75063
Attention: Vice President, Mergers & Acquisitions and Senior Counsel, Mergers & Acquisitions
E-mail: legal@7-11.com

with copies (which shall not constitute notice) to:
Akin Gump Strauss Hauer & Feld LLP
2300 N. Field Street, Suite 1800
Dallas, Texas 75201
Attention: Thomas Yang
E-mail: tyang@akingump.com

If to Sellers, to:
Marathon Petroleum Corporation
539 South Main Street
Findlay, Ohio 45840
Attention: General Counsel
E-mail: sgagle@marathonpetroleum.com

with copies (which shall not constitute notice) to:
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Attention:     Edward D. Herlihy
David E. Shapiro
Mark F. Veblen
E-mail:        EDHerlihy@wlrk.com
DEShaprio@wlrk.com
MFVeblen@wlrk.com

Section 9.3    Headings. The headings contained in this Agreement are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.
Section 9.4    Fees and Expenses.
(a)    Except as otherwise specified in this Agreement, each party hereto shall bear its own costs and expenses (including investment advisory, accountant and legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby, whether or not the Closing shall have occurred or this Agreement is terminated. Notwithstanding the foregoing, all unpaid costs and expenses (including investment advisory, accountant and legal fees and expenses, but excluding Transfer Taxes for which Buyer is responsible pursuant to Section 5.7(a)(y)(3)) incurred prior to the Closing by the Acquired Companies and the Acquired Entities in connection with this Agreement, the Separation Plan and the transactions contemplated hereby and thereby shall be borne by Sellers.
(b)    No later than forty-five (45) days immediately following the Closing, Sellers shall prepare and deliver to Buyer a schedule (the “Expenses Schedule”) detailing the Covered Transaction Expenses as of the Closing Date and the resulting Excess Covered Transaction Expenses, if any, together with all supporting documentation and invoices sufficient to substantiate such Covered Transaction Expenses and any other documentation or information Buyer reasonably request for the purposes of calculating the Excess Covered Transaction Expenses, if any; provided, however, that if Sellers’ estimate of Excess Covered Transaction Expenses is zero dollars ($0.00), then Sellers shall only be required to notify Buyer that the Excess Covered Transaction Expenses is zero and shall not be required to deliver the Expenses Schedule or any supporting or invoices documentation, and Buyer shall not be required to make any payment to Sellers in respect thereof. If Sellers’ estimate of Excess Covered Transaction Expenses is greater than zero ($0.00), Buyer shall have thirty (30) days following the receipt of the Expenses Schedule, supporting documentation and invoices and any other information reasonably requested by Buyer to review such information, and, at any time on or prior to the expiration of such period, Buyer may notify Sellers in writing that Buyer disputes all or any portion of the amounts set forth in the Expenses Schedule. Buyer and Sellers shall work in good faith to resolve such disputed items and, if Buyer and Sellers so resolve all such disputed items, the Excess Covered Transaction Expenses, if any, as amended to the extent necessary to reflect the agreed resolution of such disputed items, shall be final and binding on the parties. Notwithstanding their good faith efforts, if Buyer and Sellers do not reach agreement resolving any disputed items within thirty (30) days following receipt by Sellers of Buyer’s dispute notice, Buyer and Sellers shall submit such disputed items to the Independent Accounting Firm, who shall within twenty (20) days following its engagement, deliver to Buyer and Sellers its resolution of the disputed items and the resulting calculation of Excess Covered Transaction Expenses, if any, which, absent Fraud or manifest error, shall be binding on the parties. The fees and expenses of the Independent Accounting Firm shall be paid 50% by Buyer and 50% by Sellers. If the Excess Covered Transaction Expenses, as finally determined pursuant to this Section 9.4(b) are greater than zero ($0.00), then Buyer shall pay to Sellers the amount of such Excess Covered Transaction Expenses by wire transfer of immediately available funds within ten (10) days following such final determination.
Section 9.5    Entire Agreement. This Agreement (including the exhibits and schedules hereto), the Confidentiality Agreement and the Ancillary Agreements constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersede all prior agreements, undertakings and understandings, whether written or oral, between or on behalf of the parties hereto with respect to such subject matter; provided, however, for the sake of clarity, subject to Section 5.4(a) it is understood that this Agreement shall not supersede the terms and provisions of the Confidentiality Agreement (to the extent inconsistent with the terms and provisions hereof), which shall survive and remain in effect until expiration or termination thereof in accordance with its respective terms.

Section 9.6    Interpretation.
(a)    When a reference is made to an Article, Section, Exhibit, Buyer Disclosure Schedule or Seller Disclosure Schedule, such reference shall be to an Article, Section, Exhibit, Buyer Disclosure Schedule or Seller Disclosure Schedule of or to this Agreement unless otherwise indicated.
(b)    Whenever the words “include,” “includes,” “including” and words of similar import are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” unless otherwise specified.
(c)    The word “or” shall not be exclusive.
(d)    Unless the context requires otherwise, words using the singular or plural number also include the plural or singular number, respectively, and the use of any gender herein shall be deemed to include the other genders.
(e)    References to “dollars” or “$” are to U.S. dollars.
(f)    Any reference to “days” means calendar days unless Business Days are expressly specified.
(g)    When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day.
(h)    The terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement and the words “date hereof” refer to the Signing Date.
(i)    Any Law defined or referred to in this Agreement or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws and the related regulations thereunder and published interpretations thereof, and references to any Contract or instrument are to that Contract or instrument as from time to time amended, modified or supplemented; provided that, for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any Law shall be deemed to refer to such Law, as amended, and the related regulations thereunder and published interpretations thereof, in each case, as of such date.
(j)    It is understood and agreed that the specification of any dollar amount in the representations and warranties or covenants and agreements contained in this Agreement or the inclusion of any specific item in the Seller Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material.
(k)    Nothing herein (including the Seller Disclosure Schedule) shall be deemed an admission by either party or any of its Affiliates, in any Action, that such party or any such

Affiliate, or any third party, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any Contract or any Law.
(l)    This Agreement was prepared jointly by the parties hereto and no rule that it be construed against the drafter will have any application in its construction or interpretation.
(m)    Any language from prior drafts of this Agreement, to the extent not included in the definitive version of this Agreement executed by each of the parties hereto, shall not be deemed to reflect the intention of any party hereto, or otherwise serve as parol evidence of any kind, with respect to the transactions contemplated hereby.
Section 9.7    Disclosure. Any matter disclosed in any Section of the Seller Disclosure Schedule shall be considered disclosed with respect to each other Section of the Seller Disclosure Schedule to the extent the relevance thereto is readily apparent on its face. The inclusion of information in any Section of the Seller Disclosure Schedule shall not be construed as an admission that such information is material or that such matter actually constitutes noncompliance with, or a violation of, any Law, Permit or Contract or other topic to which such disclosure is applicable.
Section 9.8    Waiver and Amendment. This Agreement may be amended, modified or supplemented only by a written mutual agreement executed and delivered by both Sellers and Buyer. Except as otherwise provided in this Agreement, any failure of any party to comply with any obligation, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligations, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Notwithstanding the foregoing, no amendment, modification or waiver of this Section 9.8, Section 9.1, Section 9.9, Section 9.10, Section 9.11 and Section 9.18 (or any other provision of this Agreement to the extent an amendment, modification or waiver of such provision would modify the substance of any of the foregoing provisions) that is adverse to the interests of any Debt Financing Source will be effective against such Debt Financing Source without the prior written consent of such adversely affected Debt Financing Source.
Section 9.9    No Third-party Beneficiaries. This Agreement is for the sole benefit of the Persons specifically named in the preamble to this Agreement as parties hereto and their respective successors or permitted assigns and, except for (i) Section 5.17 and paragraph (a) of Section 5.21 of the Seller Disclosure Schedule and as provided in ARTICLE VIII and (ii) this Section 9.9, Section 9.1, Section 9.8, Section 9.10, Section 9.11 and Section 9.18 (or any provision of this Agreement to the extent an amendment, waiver, modification or supplement of such provision would modify the substance of any of the foregoing provisions) which are intended to benefit, and be enforceable by, the Debt Financing Sources (to the extent contemplated thereby), nothing herein express or implied shall give or be construed to give to any Person, other than the parties hereto and such permitted assigns, but including, without limitation, any current or former manager, director, officer, employee or independent contractor of either party hereto, any legal or equitable rights hereunder. This Agreement may only be enforced against the named parties hereto or their respective successors or permitted assigns. This Agreement may only be enforced against the named parties hereto, and no officer, director, owner, employee, Debt Financing Source or Affiliate of any party hereto (including any Person negotiating or executing this Agreement on behalf of a party hereto) shall have any liability or obligation with respect to this Agreement or with respect to any claim or cause of action (whether in contract or tort) that may arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including a representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement). For the avoidance of doubt, for the purposes of this Section 9.9, any party’s status as a named party to this Agreement shall control over such party’s status as an Affiliate of any other named party. None of the Debt Financing Sources will have any liability to the Sellers or their Affiliates relating to or arising out of this Agreement, the Debt Financing or otherwise, whether at law or equity, in contract, in tort or otherwise, and neither the Sellers nor any of the their Affiliates will have any rights or claims against any of the Debt Financing Sources hereunder or thereunder.
Section 9.10    Specific Performance.
(a)    The parties agree and acknowledge that the failure to perform under this Agreement will cause an actual, immediate and irreparable harm and injury and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached prior to the Closing. Accordingly, it is agreed that, except where this Agreement is properly terminated in accordance with ARTICLE VII (i) each of the parties hereto shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement by the other party prior to the Closing and to specifically enforce the terms and provisions of this Agreement and any other agreement or instrument executed in connection herewith and (ii) damages shall be awarded only in a case where a court of competent jurisdiction shall have determined that, notwithstanding the parties’ intention for specific performance to be the applicable remedy prior to termination or the Closing, such specific performance is not available or otherwise will not be granted as a remedy.
(b)    The parties further agree that (i) by seeking the remedies provided for in this Section 9.10, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement, including in the event that the remedies provided for in this Section 9.10 are not available or otherwise are not granted, and (ii) nothing contained in this Section 9.10 shall require any party to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 9.10 before exercising any termination right under Section 7.1 (and pursuing damages after such termination), nor shall the commencement of any Action pursuant to this Section 9.10 or anything contained in this Section 9.10 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Section 7.1 or pursue any other remedies under this Agreement that may be available then or thereafter.
(c)    Notwithstanding anything in this Agreement to the contrary, the parties hereto agree that specific performance prior to the Closing under this Section 9.10 shall be the sole and exclusive remedy available to Buyer with respect to Section 5.27 and Section 5.31.
(d)    To the extent either party hereto brings any Action to enforce specifically the performance of the terms and provisions of this Agreement and any other agreement or instrument executed in connection herewith in accordance with this Section 9.10, the Outside Date shall automatically be extended by (i) the amount of time during which such Action is pending, plus twenty (20) Business Days, or (ii) such other time period established by the court presiding over such Action.
Section 9.11    WAIVER OF JURY TRIAL. THE PARTIES HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVE THEIR RIGHT TO TRIAL BY JURY IN ANY JUDICIAL PROCEEDING IN ANY COURT RELATING TO ANY DISPUTE, CONTROVERSY OR CLAIM ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT, ANY ANCILLARY AGREEMENT (INCLUDING ANY SCHEDULE OR EXHIBIT HERETO AND THERETO) OR THE DEBT FINANCING (INCLUDING ANY SUCH ACTION AGAINST OR INVOLVING ANY DEBT FINANCING SOURCE) OR THE BREACH, TERMINATION OR VALIDITY OF SUCH AGREEMENTS OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF SUCH AGREEMENTS. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY ACTION BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR INSTRUMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH IN THIS SECTION 9.11. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 9.11 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.
Section 9.12    Prevailing Party. If any Action is commenced by any party to enforce its rights under this Agreement against any other party, all fees, costs and expenses, including reasonable attorneys’ fees and court costs, incurred by the prevailing party in such Action shall be reimbursed by the losing party. As used in this Section 9.12, the term “prevailing party” shall mean the party that has succeeded upon a significant issue in the Action and achieved a material benefit with respect to the claims at issue, taken as a whole.
Section 9.13    Severability. If any term or provision of this Agreement or the application of any such term or provision to any person or circumstance is determined to be invalid, illegal or unenforceable in any respect under any Law or as a matter of public policy, such invalidity, illegality or unenforceability shall not affect any other provision hereof. Upon such determination that any term or provision of this Agreement is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to give effect to the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement by consummated as originally contemplated, to the fullest extent permitted by applicable Law.
Section 9.14    Counterparts; Facsimile Signatures. This Agreement may be executed in any number of counterparts, each of which when executed, shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument binding upon all of the parties hereto notwithstanding the fact that all parties are not signatory to the original or the same counterpart. For purposes of this Agreement, facsimile signatures shall be deemed originals, and the parties agree to exchange original signatures as promptly as possible.
Section 9.15    No Right of Setoff. No party hereto nor any Affiliate thereof may deduct from, set off, holdback or otherwise reduce in any manner whatsoever any amount owed to it hereunder or pursuant to any Ancillary Agreement against any amounts owed hereunder or pursuant to any Ancillary Agreement by such Persons to the other party hereto or any of such other party’s Affiliates.
Section 9.16    Bulk Transfer Laws. Each party hereto herby waives compliance by the other party with the provisions of the bulk transfer Laws of any jurisdiction in connection with the transactions contemplated by this Agreement.
Section 9.17    Waiver of Conflicts Regarding Representation; Non-Assertion of Attorney Client Privilege.
(a)    Buyer waives and will not assert, and agrees to cause its Affiliates, including, following the Closing, the Acquired Entities and their Subsidiaries, to waive and not assert, any conflict of interest arising out of the legal representation, after the Closing (the “Post-Closing Representation”), of any Seller or any of its Affiliates, or any shareholder, officer, employee or director of any Seller or any of its Affiliates (any such Person, a “Designated Person”) in any dispute with Buyer or its Affiliates involving this Agreement, the Ancillary Agreements or any other agreements or transactions contemplated hereby or thereby, by any legal counsel currently representing such Designated Person in connection with this Agreement, the Ancillary Agreements or any other agreements or transactions contemplated hereby or thereby, including Wachtell, Lipton, Rosen & Katz (any such representation with respect to the foregoing scope of matters, the “Current Representation”).
(b)    Buyer waives and will not assert, and agrees to cause its Affiliates, including, following the Closing, the Acquired Entities and their Subsidiaries, to waive and not assert, any attorney-client privilege with respect to any communication between any legal counsel and any Designated Person occurring during the Current Representation (the “Privileged Communications”) or in connection with any Post-Closing Representation, including in connection with a dispute with Buyer or its Affiliates (including, following the Closing, any Acquired Entity or any of its Subsidiaries), including in respect of any claim for indemnification by a Buyer Indemnified Party, it being the intention of the parties that all such rights to such attorney-client privilege and to control such attorney-client privilege shall be retained by Sellers or their respective Affiliate and that Sellers shall have the sole right to decide whether or not to waive any such attorney-client privilege. Accordingly, from and after Closing, none of Buyer or its Affiliates, including the Acquired Entities and their Subsidiaries, shall have any access to any such communications or to the files of the Current Representation, all of which shall be and remain the property of Sellers or their Affiliate or to internal counsel relating to such engagement. Notwithstanding the foregoing, in the event that (x) a dispute arises between Buyer or its Affiliates, including, following the Closing, the Acquired Entities and their Subsidiaries, on the one hand, and a third party other than Sellers or their Affiliates, on the other hand, Buyer or its Affiliates, including, following the Closing, or (y) to the extent that any such attorney-client privilege or Privileged Communication is required to be waived or otherwise required to be similarly released by any Governmental Entity, the Acquired Entities and their Subsidiaries shall control the attorney-client privilege and the Privileged Communications.
Section 9.18    Assignment; Binding Effect. This Agreement and the rights hereunder are not assignable by either party hereto unless such assignment is consented to in writing by both Buyer and Sellers and, subject to the preceding clause, this Agreement and all the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided that (a) Buyer may assign any or all of its rights and obligations hereunder to one or more of its Affiliates (without relieving Buyer of its obligations hereunder) and (b) each Seller may assign any or all of its rights and obligations hereunder to one or more of its Affiliates (without relieving such Seller of its obligations hereunder). Any attempted assignment of this Agreement not in accordance with the terms of this Section 9.18 shall be void. This Agreement may be amended or modified only by a written agreement executed and delivered by duly authorized officers of Buyer, Seller Parent and Sellers. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any amendment by any party or parties hereto effected in a manner which does not comply with this Section 9.18 shall be void.
Section 9.19    No Other Representations.
(a)    Except as expressly and specifically covered by a representation and warranty set forth in ARTICLE III or any Ancillary Agreement or any other agreement, document or instrument to be delivered in connection herewith or therewith, none of Sellers, Seller Parent, the Acquired Entities or their respective Affiliates nor any other Person has made any other express or implied representation or warranty, whether written or oral, to Buyer. Except as expressly and specifically covered by a representation and warranty set forth in ARTICLE III or any Ancillary Agreement, none of Sellers, Seller Parent, the Acquired Entities or their respective Affiliates nor any other Person has made a representation or warranty to Buyer regarding the accuracy or completeness of, or otherwise with respect to, (i) any projections, forecasts, plans, estimates or budgets for the Business or (ii) any material, documents or information relating to Sellers, Seller Parent or the Acquired Entities made available to Buyer or its Representatives in any “data room”, offering memorandum, information memorandum or otherwise.
(b)    Notwithstanding anything to the contrary in this Agreement or the Ancillary Agreements, neither Sellers nor Seller Parent makes any representation or warranty with respect to, and nothing contained in this Agreement (including ARTICLE III hereof), in the Ancillary Agreements or in any other agreement, document or instrument to be delivered in connection herewith or therewith is intended or shall be construed to be a representation or warranty (express or implied) of Sellers or Seller Parent, for any purpose of this Agreement, the Ancillary Agreements or any other agreement, document or instrument to be delivered in connection herewith or therewith, in respect of any financial reports, statements and data delivered or made available to Buyer between the date hereof and the Closing Date.

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IN WITNESS WHEREOF, the parties hereto have caused this Purchase and Sale Agreement to be executed the day and year first above written.

MARATHON PETROLEUM CORPORATION

By:	/s/ Michael J. Hennigan
Name:	Michael J. Hennigan
Title:	President and Chief Executive Officer

MPC INVESTMENT LLC

By:	/s/ Michael J. Hennigan
Name:	Michael J. Hennigan
Title:	President and Chief Executive Officer

ANDEAVOR LLC

By:	/s/ Donald C. Templin
Name:	Donald C. Templin
Title:	President

WESTERN REFINING SOUTHWEST, INC.

By:	/s/ Donald C. Templin
Name:	Donald C. Templin
Title:	Vice President

TESORO REFINING & MARKETING COMPANY LLC

By:	/s/ Donald C. Templin
Name:	Donald C. Templin
Title:	Vice President

NORTHERN TIER RETAIL HOLDINGS LLC

By:	/s/ Rick Linhardt
Name:	Rick Linhardt
Title:	Assistant Secretary

BUYER:

7-ELEVEN, INC.

By:	/s/ Joseph M. DePinto
Name:	Joseph M. DePinto
Title:	President and Chief Executive Officer

Schedule I

Sellers

MPC INVESTMENT LLC
ANDEAVOR LLC
WESTERN REFINING SOUTHWEST, INC.
TESORO REFINING & MARKETING COMPANY LLC
NORTHERN TIER RETAIL HOLDINGS LLC